Exhibit 99.1

                    , 2015

Dear Fellow Greatbatch Stockholder:

We have previously announced our intention to spin-off our QiG Group subsidiary and its neuromodulation medical device business into a new, publicly-traded company, to be named Nuvectra Corporation. Nuvectra will be focused on the development and commercialization of its neurostimulation technology platform and, in particular, its Algovita spinal cord stimulation system. As two independent, publicly-owned companies, Greatbatch and Nuvectra each will be better positioned to capitalize on their respective significant growth opportunities and focus on their own respective strategic and operational plans, including setting optimal levels of investment in research and development projects and operating and expanding their respective businesses.

The spin-off of Nuvectra is scheduled to occur on                     , 2015. If you hold Greatbatch common stock at the close of business on the record date for the spin-off, which is                     , 2015, you will receive                  share of Nuvectra common stock for every                  share[s] of Greatbatch common stock that you hold on that date.

You do not need to take any action to receive shares of Nuvectra common stock to which you are entitled as a Greatbatch stockholder. In addition, you do not need to pay any consideration or surrender or exchange your shares of Greatbatch common stock.

Following the spin-off, Greatbatch common stock will continue to trade on the New York Stock Exchange under the symbol “GB”, while Nuvectra’s common stock has been approved for listing on the NASDAQ Global Market under the symbol “NVTR”.

I encourage you to read the attached information statement carefully, which provides a description of the spin-off and includes important business and financial information about Nuvectra, including its historical combined financial statements.

The spin-off is an exciting milestone in our medical device development strategy, as we return the value of the Nuvectra investment to our stockholders. We remain committed to working on your behalf to continue to build long-term stockholder value.

Sincerely,

Thomas J. Hook

President and Chief Executive Officer

Greatbatch, Inc.

                    , 2015

Dear Future Nuvectra Stockholder:

It is my pleasure to welcome you as a stockholder of Nuvectra Corporation. We are a medical device company with a primary focus on the rapidly growing field of neuromodulation, and, in particular, the $3.5 billion worldwide neurostimulation market. Neurostimulation serves patients with debilitating disorders such as chronic pain, Parkinson’s disease, epilepsy and incontinence. Neurostimulation systems function by delivering electrical pulses to parts of the body impacting the nervous system.

The Algovita spinal cord stimulation system is the first application of our technology and is indicated for the treatment of chronic pain of the trunk and limbs. We are pursuing development initiatives focused on serving patients and clinicians by applying our technology to broader indications.

As a result of our spin-off from Greatbatch, we believe that investors will be better able to evaluate the distinct fundamentals, growth prospects and performance of our neuromodulation medical device business. We look forward to creating value by serving our customers, impacting the lives of patients and rewarding our stockholders as we begin our new and exciting journey.

I encourage you to learn more about Nuvectra and our exciting business opportunities by reading the attached information statement. Nuvectra’s common stock has been approved for listing on the NASDAQ Global Market under the symbol “NVTR”.

We look forward to our future as an independent publicly-traded company and to your support as a stockholder.

Sincerely,

Scott F. Drees

Chief Executive Officer

Nuvectra Corporation

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED OCTOBER 16, 2015

INFORMATION STATEMENT

Nuvectra Corporation

We are providing this information statement to you as a stockholder of Greatbatch, Inc., or Greatbatch, in connection with Greatbatch’s distribution to its stockholders of all of the outstanding shares of common stock of Nuvectra Corporation (formerly QiG Group, LLC), or Nuvectra, an indirect, wholly-owned subsidiary of Greatbatch. In this information statement, we refer to this distribution of Nuvectra common stock and the transactions related to it as the “spin-off.” All of the issued and outstanding shares of Nuvectra’s common stock will be distributed to Greatbatch stockholders on a pro rata basis in a manner that is intended to be tax-free for U.S. federal income tax purposes (other than with respect to cash received in lieu of fractional shares).

We expect that the distribution of all of the issued and outstanding shares of Nuvectra’s common stock in the spin-off will be made on                    , 2015, which we refer to as the “spin-off date,” to the holders of record of Greatbatch common stock at the close of business on                    , 2015, which we refer to as the “record date.” If you are a holder of record of Greatbatch common stock at the close of business on the record date, you will receive                share of Nuvectra common stock for every                share[s] of Greatbatch common stock you hold on that date. Greatbatch will distribute the shares of Nuvectra in book-entry form, which means that Nuvectra will not issue physical stock certificates.

You are not required to vote on or take any other action in connection with the spin-off. We are not asking you for a proxy, and you are requested not to send us a proxy. You will not be required to pay any consideration for the shares of Nuvectra common stock you receive in the spin-off or surrender or exchange your shares of Greatbatch common stock or take any action in connection with the spin-off. No approval of the Greatbatch stockholders for the spin-off is required or being sought.

Greatbatch currently indirectly owns all of the outstanding equity of Nuvectra. Accordingly, no trading market for Nuvectra common stock currently exists. We expect, however, that a limited trading market for Nuvectra common stock, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the spin-off, and we expect that “regular-way” trading of Nuvectra common stock will begin on the first trading day after the spin-off date. Nuvectra’s common stock has been approved for listing on the NASDAQ Global Market under the symbol “NVTR ”.

We are an “emerging growth company” as defined under the federal securities laws. For implications of our status as an “emerging growth company,” please see “Summary – Emerging Growth Company Status” beginning on page 9.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is                    , 2015.

This information statement was first mailed to Greatbatch stockholders on or about                    , 2015.

Presentation of Information

In this information statement, unless the context requires otherwise or we specifically indicate otherwise, the terms “Nuvectra,” “we,” “our” and “us” when used in a historical context refer to QiG Group, LLC, or QiG Group, and its subsidiaries Algostim, LLC, or Algostim, and PelviStim LLC, or PelviStim, and Greatbatch’s NeuroNexus Technologies, Inc., or NeuroNexus, subsidiary, the shares of which are being transferred to us by Greatbatch in connection with the spin-off, and when used in the present or future tense refer to Nuvectra and its subsidiaries after giving effect to the spin-off. Immediately prior to completion of the spin-off, QiG Group, a Delaware limited liability company, will convert into Nuvectra Corporation, a Delaware corporation, and all of the assets, operations and liabilities of QiG Group will become assets, operations and liabilities of Nuvectra. “Greatbatch” means Greatbatch, Inc., a Delaware corporation, and its subsidiaries, other than Nuvectra and its subsidiaries, unless the context otherwise requires.

The transaction in which Greatbatch will distribute the shares of Nuvectra common stock to Greatbatch stockholders is referred to in this information statement as the “distribution.” The transactions in which Nuvectra will be separated from Greatbatch and Nuvectra will become an independent publicly-traded company, including the distribution, are referred to in this information statement collectively as the “spin-off.”

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about Nuvectra assumes the completion of the spin-off.

This information statement is being furnished solely to provide information to Greatbatch’s stockholders who will receive shares of common stock of Nuvectra in the spin-off. It is not provided as an inducement or encouragement to buy or sell any securities of Greatbatch or Nuvectra. This information statement describes our business, our relationship with Greatbatch, and how the spin-off affects Greatbatch and its stockholders, and provides other information to assist you in evaluating the Nuvectra common stock that you will receive in the spin-off. You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the front cover. Changes will occur after the date of this information statement, and neither we nor Greatbatch will update the information except in the normal course of our or Greatbatch’s respective public disclosure practices or to the extent required pursuant to federal securities laws.

Trademarks, Trade Names and Service Marks

We own or have rights to use the trademarks, trade names and service marks that we use in connection with the operation of our business. Some of the more important marks that we own or have the rights to use in the United States or in other jurisdictions that appear in this information statement include: Algostim, Algovita, NeuroNexus, Nuvectra and PelviStim. Our rights to some of these trademarks may be limited to select markets. Each trademark, trade name or service mark of any other company appearing in this information statement is, to our knowledge, owned by that other company.

SUMMARY

This summary highlights some of the information in this information statement and may not contain all of the information concerning Nuvectra, the spin-off or other information that may be important to you. You should carefully review this entire information statement, our combined financial statements and the related notes, and the unaudited condensed combined pro forma financial statement included in this information statement.

References in this information statement to the terms “Nuvectra,” “we,” “our” and “us” when used in a historical context refer to QiG Group and its subsidiaries Algostim and PelviStim and Greatbatch’s NeuroNexus subsidiary, the shares of which are being transferred to us by Greatbatch in connection with the spin-off, and when used in the present or future tense refer to Nuvectra and its subsidiaries after giving effect to the spin-off. Immediately prior to completion of the spin-off, QiG Group, a Delaware limited liability company, will convert into Nuvectra, a Delaware corporation, and all of the assets, operations and liabilities of QiG Group will become assets, operations and liabilities of Nuvectra. References in this information statement to our historical assets, liabilities, products, operations or activities of our business generally refer to the historical assets, liabilities, products, operations or activities of our business as it was historically owned, incurred or conducted by QiG Group and its subsidiaries and by NeuroNexus, as subsidiaries of Greatbatch prior to the spin-off.

References in this information statement to “Greatbatch” means Greatbatch, Inc., a Delaware corporation, and its subsidiaries, other than Nuvectra and its subsidiaries, unless the context otherwise requires. The transaction in which Greatbatch will distribute the shares of Nuvectra common stock to Greatbatch stockholders is referred to in this information statement as the “distribution.” The transactions in which Nuvectra will be separated from Greatbatch and Nuvectra will become an independent publicly-traded company, including the distribution, are referred to in this information statement collectively as the “spin-off.” Unless otherwise indicated or the context otherwise requires, the information included in this information statement assumes the completion of the spin-off and all of the transactions referred to in this information statement as occurring in connection with the spin-off.

Overview

Nuvectra is a neuromodulation medical device company initially focused on the development and commercialization of our neurostimulation technology platform for treatment of various disorders through stimulation of tissues associated with the nervous system. Our neurostimulation technology platform has the capability to provide treatment to patients in several established neurostimulation markets such as spinal cord stimulation, or SCS, sacral nerve stimulation, or SNS, deep brain stimulation, or DBS, and other emerging neurostimulation markets. Our Algovita SCS system, or Algovita, is the first application of our neurostimulation technology platform and is indicated for the treatment of chronic pain of the trunk and limbs. We are in the process of developing additional applications for our neurostimulation technology platform. Algovita brings to market a user friendly, robust and flexible design with a broad set of product capabilities and advanced technology. We believe Algovita is well positioned to compete in and help grow the existing SCS market, currently estimated to be approximately $1.8 billion globally. In addition, we believe our neurostimulation technology platform is well positioned to compete in the broader $3.5 billion global neurostimulation market. We are currently working to develop our platform for use in the SNS and DBS markets. To date, we have not conducted any clinical trials with respect to the use of our neurostimulation technology platform for applications in the SNS or DBS markets. In addition, we have not yet obtained, or begun to obtain, the necessary regulatory approvals needed for the sale of our neurostimulation technology platform for applications in the SNS or DBS markets.

In April 2015, we announced receipt of a letter from the U.S. Food and Drug Administration, or FDA, informing us that our premarket approval application for Algovita is approvable subject to completion of an FDA inspection that finds that the manufacturing facilities, methods and controls used in the production of Algovita comply with the applicable requirements of the FDA’s Quality System Regulation. We expect to obtain final approval of our premarket approval application during the fourth quarter of 2015 and to launch Algovita commercially in the United States shortly thereafter. Outside of the United States, Algovita received Conformité Européene, or CE, mark approval in June 2014 and has been commercially available to patients in Germany and several other European countries since November 2014.

We believe pursuing use of our neurostimulation technology platform for additional indications presents a compelling opportunity to leverage our existing technology and drive future growth. We expect to invest in product development and clinical studies to improve and further develop our existing technologies, to expand the features offered in Algovita and to enter other established markets, such as SNS and DBS. We also intend to pursue strategic partnerships with third parties to fund, in full or in part, clinical and development costs of new products, among other matters.

Our Competitive Strengths

We believe a number of competitive advantages distinguish us from our competitors:

•	Differentiated neurostimulation technology platform. Our neurostimulation technology platform incorporates technological advances that we believe will provide us with competitive advantages in the marketplace and provide meaningful benefits to both physicians and patients as compared to existing alternatives. The implantable pulse generator, or IPG, component of our platform is capable of delivering a broad spectrum of outputs and pulse delivery ranges through its 26 independent current sources. The IPG also features a powerful chipset that enables new waveforms, stimulation outputs and embedded features that can be activated in the future. Our diverse lead portfolio provides additional capabilities for tailoring therapy to a wider spectrum of patients.

•	Broad range of Algovita capabilities. Algovita is based on our differentiated neurostimulation technology platform and features a broad range of technical capabilities, including 26 independent current sources, algorithmic programming, broad pulse delivery ranges and a powerful chip set for targeted SCS therapy delivery. We believe these capabilities provide Algovita with greater flexibility in tailoring therapy to a wider spectrum of SCS patients than the flexibility provided by the current generation of SCS systems that are presently available on the market.

•	Algovita’s robust design helps minimize therapy failures and enables greater control and precision in providing therapy. We believe Algovita’s robust design, including its leads and advanced programming features, will help to minimize early SCS therapy failures and enable greater precision and control in targeting pain sites than the current generation of SCS systems that are presently available on the market. In addition, our advanced leads feature coil-in-coil technology, allowing for elasticity and greater flexibility than the leads of other SCS systems that are presently available on the market, which we believe results in our advanced leads having a reduced likelihood of migration, breakage or kinking. Our 12 electrode lead provides the longest span of coverage available on the market and was designed to address loss of pain relief if the stimulation target changes. Additionally, our algorithmic driven clinician programming system allows for rapid localization of pain targets and use of many different stimulation programs. The stimulation field can also be further refined using direct patient inputs gathered through our patient feedback tool.

•	Algovita’s upgradeable technology enables next generation offerings. Algovita’s proprietary chip set and hardware is capable of being configured for use in next generation treatment offerings. This includes the ability to deliver significantly higher frequencies than most other SCS systems presently available on the market, as well as pulse train stimulation, including burst type stimulation, and customized waveforms. We believe these additional capabilities provide a strong base platform and system for potential new SCS and other treatment options that can be provided via a software or firmware upgrade.

•	Experienced management and engineering team with a track record of successful performance. Our management team has a strong track record of successful performance and execution in the neuromodulation field. Collectively, our management team has over 100 years of experience in the neuromodulation and chronic pain industry. In addition, we have an experienced engineering team with significant expertise in designing and developing medical devices for the neurostimulation market. We believe physicians and customers value working with a team like ours comprised of highly skilled professionals who have in-depth knowledge of the industry, strong engineering and development capabilities and an understanding of the needs of both patients and physicians.

Our Growth Strategies

To pursue our objectives and capitalize on our competitive strengths, we intend to implement the following growth strategies:

•	Expand our sales and marketing organization to drive adoption of Algovita. We will continue to build our worldwide sales organization consisting of direct sales representatives and independent sales agents in the United States and a network of distributors and independent sales agents outside of the United States. Our direct sales representatives and independent sales agents in the United States will target physician specialists involved with SCS treatment decisions located at strategic hospitals and outpatient surgery centers across the United States. Our marketing team will offer education programs designed to create awareness and demand among other stakeholders involved in SCS treatment decisions, including third-party payors, hospital administrators and patients and their families. Internationally, we will continue to expand our network of distributors and independent sales agents in target markets that we believe support SCS therapy and have strong reimbursement coverage.

•	Demonstrate the value of Algovita’s capabilities among surgeons, referring physicians and patients. Algovita was specifically designed to address the limitations of currently available SCS technologies, which we believe has slowed adoption of SCS therapies. We will dedicate significant resources to demonstrate the value of Algovita’s broad capabilities, focusing on its ability to provide flexible treatment options for chronic pain patients. We will leverage our growing sales force to promote awareness of Algovita by training and educating physicians, exhibiting at tradeshows and conducting focused advertising.

•	Invest in clinical and product development to drive product innovation. We intend to invest in clinical and product development in order to expand the capabilities of our neurostimulation technology platform. We expect this investment will result in further product innovations and expanded labeling and new indications for Algovita. These innovations are expected to include next generation IPG capabilities, additional lead offerings, MRI compatibility and advancements in algorithmic programming. We also expect this investment to expand our product opportunities for our neurostimulation technology platform into other established neurostimulation markets, such as SNS, DBS, and other emerging therapies.

•	Pursue strategic partnerships. We intend to pursue strategic partnerships to accelerate our expansion into other established neurostimulation markets. These strategic partnerships may partially or fully fund clinical and development costs for new products, expand our product distribution channels, improve our access to physicians and opinion leaders, supplement our product commercialization efforts, provide a partner that will perform or assist in performing clinical studies for new products, help us to add specialized clinical or regulatory expertise or provide access to or enable us to acquire complementary intellectual property.

•

Leverage infrastructure and achieve operating efficiencies. We intend to leverage our existing infrastructure to achieve operating efficiencies as we grow sales volume. In addition, our subsidiary, Algostim, will enter into a long-term supply agreement with Greatbatch to benefit from its world class manufacturing capabilities. We will work with Greatbatch to decrease our manufacturing costs and increase product quality.

Our Neurostimulation Technology Platform

Our neurostimulation technology platform was developed to provide the most innovative capabilities currently available on the market and to provide physicians and patients with improved solutions and tailored treatment options. Our platform is fundamental to the design of Algovita and provides the foundation for the development of future products. The key elements of our platform include:

•	Innovative core technology. Our neurostimulation technology platform consists of core technology developed using our advanced engineering and design capabilities in IPGs, independent current sources, algorithmic programming, chipsets and leads. Greatbatch has granted us the exclusive worldwide distribution rights for complete medical device products using our neurostimulation technology platform and worldwide licenses to patents and patent applications that embody the intellectual property underlying our neurostimulation technology platform. These licenses cover our neurostimulation technology platform in all neurostimulation fields of use.

•	Durable and flexible leads. Our leads feature coil-in-coil technology designed to improve lead durability and flexibility, thereby reducing migration, breakage and kinking. In addition, the coil-in-coil design enhances steerability as compared to the straight wire lead designs used by many existing neurostimulation systems.

•	Advanced programmability. The algorithmic driven technologies in our platform are designed to allow physicians to program Algovita and other products incorporating our platform for rapid and sequential delivery of multiple stimulation programs. These products are capable of capturing feedback from patients, and thereby providing physicians and patients with the flexibility to select from a number of different stimulation programs and optimize treatment.

•	Multiple independent current sources. Our neurostimulation technology platform is capable of delivering multiple independent current sources that optimize current delivery and improve field control allowing for finer resolution and precision of therapy.

•	Unique safety features. Our neurostimulation technology platform was designed with unique safety features. The IPG has a deep discharge recovery battery, bi-directional recharge and impedance checks to improve patient safety. The patient remote control indicates the battery status of the IPG, is paired to a single IPG, has quick “stim-off” functionality that permits immediate cessation of treatment and incorporates a patient feedback tool to encourage greater patient input thus improving safety.

•	Future offering capabilities. Our neurostimulation technology platform incorporates a proprietary chipset and hardware that is capable of being configured for use in next generation treatment offerings for Algovita and in other future neurostimulation systems. It is capable of delivering significantly higher frequencies than most other SCS systems presently available on the market, as well as pulse train stimulation and customized waveforms.

The Spin-Off

We are an indirect, wholly-owned subsidiary of Greatbatch. On July 30, 2015, Greatbatch announced that it intended to spin-off Nuvectra and its neuromodulation medical device business from the remainder of its businesses through a tax-free distribution of all of the issued and outstanding shares of common stock of Nuvectra to the stockholders of Greatbatch on a pro rata basis. The entity being spun-off is composed of Nuvectra and its subsidiaries Algostim and PelviStim, and Greatbatch’s NeuroNexus subsidiary, the shares of which are being transferred to us by Greatbatch in connection with the spin-off. On                     , 2015, Greatbatch’s board of directors approved the distribution of all of the issued and outstanding shares of Nuvectra common stock in the spin-off on the basis of              share of Nuvectra

common stock for every                  share[s] of Greatbatch common stock held as of the close of business on                     , 2015, the record date for the spin-off.

Conversion of Nuvectra into a Corporation

Nuvectra was initially formed as a limited liability company in Delaware on November 14, 2008, under the name SDI Group, LLC, which was subsequently changed to QiG Group, LLC. Immediately prior to completion of the spin-off, QiG Group will convert into Nuvectra, a Delaware corporation.

Our Post Spin-Off Relationship with Greatbatch

In connection with the spin-off, we will enter into several agreements with Greatbatch to effect the spin-off and provide a framework for our relationship going forward after the spin-off. We and Greatbatch are entering into a separation and distribution agreement, a tax matters agreement, a transition services agreement and an employee matters agreement, which will provide for the allocation between us and Greatbatch of assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to our business for the period prior to, at and after the spin-off. Our subsidiary, Algostim, will also enter into a supply agreement with Greatbatch in connection with the spin-off and we will enter into an agreement providing Greatbatch with the exclusive right to supply us with any future neurostimulation products we seek to commercialize. Additionally, we are currently party to a license agreement with Greatbatch that will be amended in connection with the spin-off, and will enter into a new license agreement with Greatbatch covering intellectual property related to NeuroNexus. In addition, immediately prior to the completion of the spin-off, Greatbatch expects to make a cash capital contribution of $75.0 million to Nuvectra. This cash capital contribution, together with our cash on hand, is in an amount that we estimate will, based on our current plans and expectations, meet our cash needs for approximately two years after the completion of the spin-off. After such time, we expect that we will either have positive cash flow from operations or we will be able to access the equity or debt capital markets for additional funding.

For additional information regarding our separation and distribution agreement with Greatbatch and the other transaction agreements, see “Our Relationship with Greatbatch After the Spin-Off.”

Reasons for the Spin-Off

Greatbatch’s board of directors believes that spinning-off Nuvectra is in the best interest of Greatbatch and its stockholders for a number of reasons, including:

•	Distinct investment identity. The spin-off will allow investors to separately value Greatbatch and Nuvectra based on their respective unique investment identities, including the merits, performance, risks and future prospects of Greatbatch’s and our respective businesses.

•	Enhanced strategic and management focus. The spin-off will allow Nuvectra and Greatbatch each to focus their respective attention and financial resources on their distinct operating priorities and strategies and on the different growth opportunities available to each company without diverting human and financial resources to the other’s business.

•	Improved employee incentives. We believe we will be able to better attract, develop and retain key employees through the use of equity-based and performance-based incentive plans and other benefit plans that more directly link employee compensation with the specific business objectives, financial goals and performance metrics of our business.

•	Direct access to capital and tailored capital structure. We will have direct access to our cash on-hand or the capital markets to issue equity or debt securities, which we expect will increase our flexibility to invest in innovation, product development and marketing, pursue strategic partnerships and establish a capital structure tailored to our business.

Greatbatch’s board of directors considered a number of potentially negative factors in evaluating the spin-off, including that:

•	Loss of synergies and increased costs. Currently, we take advantage of general and administrative functions performed by Greatbatch. After the spin-off and the termination of our transition services agreement with Greatbatch, Greatbatch will no longer perform these functions for us, and, because of our smaller scale as a standalone company, our cost of performing these functions may be higher than the amounts reflected in our combined financial statements.

•	Increased significance of some costs and liabilities. Some costs and liabilities that were less significant to Greatbatch as a whole will be more significant for us as a standalone company due to our being smaller than Greatbatch.

•	One-time costs of the spin-off. We expect to incur costs in connection with the transition to being an independent publicly-traded company that may include professional services costs, recruiting and relocation costs associated with hiring key senior management and costs to separate information systems, among others.

•	Inability to realize anticipated benefits of the spin-off. We may not achieve the anticipated benefits of the spin-off for a variety of reasons, including, among others, that we may be more susceptible to industry downturns or market fluctuations as our business will be significantly less diversified than Greatbatch’s business.

•	Limitations placed upon Nuvectra as a result of the tax matters agreement. Under the terms of our tax matters agreement with Greatbatch, we will be restricted from taking certain actions that could cause the spin-off to fail to qualify as a tax-free transaction under applicable law for a period of two years following the completion of the spin-off. See “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Tax Matters Agreement” for additional information regarding our tax matters agreement with Greatbatch.

The Greatbatch board of directors, however, concluded that the potential benefits of the spin-off outweighed these negative factors. For more information, see the section entitled “The Spin-Off – Reasons for the Spin-Off” included elsewhere in this information statement.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to stockholders of Greatbatch who will receive shares of Nuvectra common stock in the spin-off. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of Nuvectra’s or Greatbatch’s shares of common stock or other securities. The information contained in this information statement is believed by Nuvectra to be accurate as of the date on the cover. Changes may occur after that date, and neither we nor Greatbatch will update the information except in the normal course of our and Greatbatch’s respective disclosure practices or to the extent required pursuant to federal securities laws.

Corporate Information

After the spin-off, our principal executive offices will be located at 5700 Granite Parkway, Suite 960, Plano, Texas 75024 and our telephone number will be (214) 618-4823. Our website address is www.nuvectramed.com. Information contained on, or connected to, our website or Greatbatch’s website is not part of this information statement.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements applicable to public companies that are not emerging growth companies. These include, but are not limited to, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, (ii) an exception from compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We would cease to be an emerging growth company upon the earliest of (1) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act; (2) the last day of the first fiscal year in which our total annual gross revenue exceeds $1.0 billion; (3) the date on which we become a “large accelerated filer,” as defined in Rule 12b-2 under the Securities and Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter; and (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

What is the spin-off?	The spin-off involves the separation of our business from Greatbatch and Greatbatch’s pro rata distribution to its stockholders of all of the outstanding shares of our common stock. Following the spin-off, we will be an independent, publicly-traded company, and Greatbatch will not retain any ownership interest in Nuvectra. You do not have to pay any consideration, give up any of your shares of Greatbatch common stock or take any other action to receive shares of our common stock in the spin-off.

What is Nuvectra and why is Greatbatch spinning-off its neuromodulation medical device business?	Nuvectra is an indirect, wholly-owned subsidiary of Greatbatch that was organized to develop and operate Greatbatch’s neuromodulation medical device business.

The spin-off of Nuvectra from Greatbatch is intended to provide you with equity ownership in two independent publicly-traded companies – Greatbatch and Nuvectra – that will each be able to focus on their own distinct business, operating needs, priorities and strategies. Greatbatch believes that the spin-off is a tax-efficient way to separate our neuromodulation medical device business from its other businesses in a manner that is also intended to improve long-term performance of our and Greatbatch’s respective businesses for the reasons discussed in “The Spin-Off – Reasons for the Spin-Off.”

Why am I receiving this document?	Greatbatch is delivering this information statement to you because you are a holder of shares of common stock of Greatbatch. Each holder of Greatbatch common stock as of the close of business on the record date will be entitled to receive share of common stock of Nuvectra for every share[s] of common stock of Greatbatch held at the close of business on the record date. This information statement will help you understand how the spin-off will affect your investment in Greatbatch and your new investment in Nuvectra after the completion of the spin-off.

How will the spin-off work?	The spin-off will be accomplished by Greatbatch by separating Nuvectra from its other businesses, and then distributing all of the outstanding shares of Nuvectra common stock to its stockholders on a pro rata basis that is intended to be tax-free for U.S. federal income tax purposes.

What will Nuvectra’s relationship be with Greatbatch after the spin-off?

We will be an independent publicly-traded company and Greatbatch will not own any Nuvectra common stock after the spin-off. We will, however, enter into a separation and distribution agreement, a tax matters agreement, a transition services agreement and an employee matters agreement with Greatbatch to effect the spin-off and provide a framework for our relationship going forward after the spin-off. Our subsidiary, Algostim, will also enter into a supply agreement with Greatbatch covering Algovita, and we will enter into an agreement providing Greatbatch the exclusive right to supply us with any future neurostimulation products we seek to commercialize. Additionally, we are currently party to a license agreement with Greatbatch that will be amended in connection with the spin-off and we will enter into a new license agreement with Greatbatch covering intellectual property related to NeuroNexus. For additional information, see “Our Relationship with Greatbatch After the Spin-Off.”

Following the spin-off, will Nuvectra have cash on hand to fund its operating expenses and capital expenditures?	Immediately prior to the completion of the spin-off, Greatbatch expects to make a cash capital contribution of $75.0 million to Nuvectra. After the completion of the spin-off, we expect that we will have approximately $ million in cash and cash equivalents on hand. This cash capital contribution, together with our cash on hand, is in an amount that we estimate will, based on our current plans and expectations, meet our cash needs for approximately two years after the completion of the spin-off. After such time, we expect that we will either have positive cash flow from operations or we will be able to access the equity or debt capital markets for additional funding.

When will the spin-off occur?	The completion and timing of the spin-off are dependent upon a number of conditions. We expect that Greatbatch will distribute the shares of Nuvectra common stock on , 2015 to holders of record of Greatbatch common stock as of the close of business on the record date.

What is the record date for the spin-off?	The record date for the spin-off will be , 2015.

What do I have to do to participate in the spin-off?	You are not required to take any action to receive Nuvectra common stock in the spin-off, but you are encouraged to read this entire information statement carefully. No vote will be taken for the spin-off. You are not being asked for a proxy.

You do not need to pay any consideration, exchange or surrender your existing shares of Greatbatch common stock or take any other action to receive your shares of Nuvectra common stock. If you own Greatbatch common stock as of the close of business on the record date, a book-entry account statement reflecting your ownership of shares of Nuvectra common stock will be mailed to you, or your brokerage account will be credited with shares of Nuvectra common stock.

You should not and do not need to mail in Greatbatch common stock certificates to receive Nuvectra common stock.

How many shares of Nuvectra common stock will I receive?	Greatbatch will distribute share of Nuvectra common stock for every share[s] of Greatbatch common stock you own as of the close of business on the record date. For example, if you own shares of Greatbatch common stock as of the close of business on the record date, you will receive shares of Nuvectra common stock in the spin-off. Based on approximately shares of Greatbatch common stock that we expect to be outstanding on the record date, Greatbatch will distribute a total of approximately shares of Nuvectra common stock, representing 100% of the outstanding Nuvectra common stock. For more information, see “The Spin-Off.”

Will I receive physical stock certificates representing shares of Nuvectra common stock?	No, you will not receive a stock certificate for the Nuvectra common stock that you receive in connection with the spin-off. You will receive shares of Nuvectra common stock through the same or substantially similar channels that you currently use to hold or trade shares of Greatbatch common stock, whether through registration in a direct registration system or a brokerage account. Receipt of shares of Nuvectra common stock will be documented for you in substantially the same manner that you typically receive stockholder updates, such as monthly broker statements or other statements.

If you own Greatbatch common stock as of the close of business on the record date, including shares owned in certificate form, we, with the assistance of Computershare Trust Company, N.A., or Computershare, as the settlement and distribution agent, will electronically distribute shares of Nuvectra common stock to you in book-entry form by way of registration in the “direct registration system” (if you hold Greatbatch shares in your own name as a registered stockholder) or to your bank or brokerage firm on your behalf or through the systems of the Depository Trust Company, or DTC (if you hold Greatbatch shares through a bank or brokerage firm that uses DTC). Computershare will mail you a book-entry account statement that reflects your shares of Nuvectra common stock, or your bank or brokerage firm will credit your account for the Nuvectra shares.

Will Greatbatch distribute fractional shares?	No. In lieu of fractional shares of Nuvectra common stock that you would have been entitled to receive, stockholders of Greatbatch will receive cash. Fractional shares you would otherwise be entitled to receive will be aggregated and sold in the public market by Computershare, as distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of Nuvectra common stock after making an appropriate deduction of the amount required to be withheld for federal income tax purposes and an amount equal to the brokerage fees and commissions attributable to the sale of the fractional share. If you own less than shares of Greatbatch common stock on the record date, you will not receive any shares of Nuvectra common stock in the spin-off, but you will receive cash in lieu of fractional shares. Cash you receive in lieu of fractional shares will generally be taxable. For more information, see “The Spin-Off – Treatment of Fractional Shares”.

What are the conditions to the spin-off?	The spin-off is subject to a number of conditions, including, among others:

•	the receipt of an opinion from Greatbatch’s third party tax advisor, in form and substance acceptable to Greatbatch, substantially to the effect that the spin-off, for U.S. federal income tax purposes, should qualify as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended, or the Code;

•	the receipt of an opinion from an independent valuation firm to the Greatbatch board of directors confirming the solvency of Nuvectra following the spin-off, which is in form and substance acceptable to Greatbatch;

•	the U.S. Securities and Exchange Commission, or the SEC, declaring effective Nuvectra’s registration statement on Form 10 of which this information statement forms a part, no stop order suspending the effectiveness of such registration statement shall be in effect and, to the knowledge of either Greatbatch or Nuvectra, no proceedings for such purpose shall be threatened by the SEC;

•	the distribution of this information statement to Greatbatch’s stockholders;

•	no preliminary or permanent injunction or other order, decree, or ruling issued by a court of competent jurisdiction or other governmental authority, and no statute, rule, regulation or executive order promulgated or enacted by any governmental authority will be in effect preventing, or materially limiting the benefits of, the spin-off, and no other event outside Greatbatch’s control will have occurred or failed to occur that prevents the completion of the spin-off;

•	the shares of Nuvectra common stock to be distributed shall have been accepted for listing on the NASDAQ Global Market, subject to official notice of distribution; and

•	no other event or development will have occurred that, in the judgment of Greatbatch’s board of directors, in its sole and absolute discretion, would result in the spin-off having a material adverse effect on Greatbatch or its stockholders.

Neither we nor Greatbatch can assure you that any or all of these conditions will be met. In addition, Greatbatch can decline at any time to go forward with the spin-off. For a complete discussion of all of the conditions to the spin-off, see “The Spin-Off – Spin-Off Conditions and Termination.”

Can Greatbatch decide to cancel the spin-off even if all of the conditions have been met?	Yes. The spin-off is subject to the satisfaction or waiver of several conditions; however, until the spin-off has occurred, Greatbatch’s board of directors has the right to cancel or terminate the spin-off, even if all of the conditions are satisfied. For more information, see “The Spin-Off – Spin-Off Conditions and Termination.”

What if I want to sell my Greatbatch common stock or my Nuvectra common stock?	You should consult with your financial advisor, such as your stockbroker, bank or tax advisor.

What is “regular-way” and “ex-distribution” trading of Greatbatch stock?

Beginning on or shortly before the record date and continuing up to and through the spin-off date, it is expected that there will be two markets in Greatbatch common stock: a “regular-way” market and an “ex-distribution” market. Greatbatch common stock that trades in the “regular-way” market will trade with an entitlement to shares of Nuvectra common stock distributed pursuant to the spin-off. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of Nuvectra common stock distributed pursuant to the spin-off.

If you decide to sell your Greatbatch common stock before the spin-off date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Greatbatch common stock with or without your entitlement to Nuvectra common stock to be received pursuant to the spin-off.

Will the spin-off affect the market price of my Greatbatch common stock?	Likely yes. The trading price of the Greatbatch common stock is expected to change as a result of the spin-off because it will no longer reflect the value of our neuromodulation medical device business. Moreover, the trading price of Greatbatch common stock may fluctuate significantly depending upon a number of factors, some of which may be beyond Greatbatch’s control. Greatbatch’s board of directors believes that the spin-off of Nuvectra from Greatbatch is in the best interests of Greatbatch and its stockholders. That said, we cannot provide you with any guarantees as to the price at which the Greatbatch common stock will trade following the spin-off. We also cannot assure you that following the spin-off the aggregate value of our common stock and Greatbatch common stock will exceed the pre-spin-off value of Greatbatch common stock.

Is the spin-off taxable for U.S. federal income tax purposes?	The effectiveness of the spin-off is conditioned on the receipt by Greatbatch of an opinion from its third party tax advisor to the effect that the spin-off of the Nuvectra common stock should qualify as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code. Assuming the spin-off qualifies as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code, for U.S. federal income tax purposes, gain or loss generally should not be recognized by Greatbatch on the spin-off and, except for gain or loss realized on the receipt of cash paid in lieu of fractional shares, no gain or loss should be recognized by you, and no amount should be included in your income for U.S. federal income tax purposes, upon the receipt of shares of Nuvectra common stock in the spin-off. For more information regarding the material U.S. federal income tax consequences to Greatbatch and to you resulting from the spin-off, see “Material U.S. Federal Income Tax Consequences.”

How will the spin-off affect my tax basis in Greatbatch common stock?	For U.S. federal income tax purposes, your basis in the Greatbatch common stock will be allocated between the Greatbatch common stock and the Nuvectra common stock (including any fractional shares of Nuvectra common stock for which cash is received) received in the spin-off in proportion to the relative fair market values of each on the spin-off date. See “Material U.S. Federal Income Tax Consequences” for a more complete description of the effects of the spin-off on your tax basis.

You should consult your tax advisor about the particular consequences of the spin-off to you, including the application of the tax basis allocation rules and the application of state, local and foreign tax laws.

Are there risks associated with owning Nuvectra common stock?	Yes. Ownership of Nuvectra common stock is subject to both general and specific risks relating to our business, the industry in which we operate, our ongoing contractual relationships with Greatbatch, our status as an independent, publicly-traded company and the occurrence of the spin-off.

Will I be paid any dividends on Nuvectra common stock?	We currently do not anticipate paying cash dividends on Nuvectra common stock. See “Dividend Policy” for additional information on our dividend policy after the spin-off.

Where will I be able to trade shares of Nuvectra common stock?	Nuvectra’s common stock has been approved for listing on the NASDAQ Global Market under the symbol “NVTR”. We anticipate that trading in shares of Nuvectra common stock will begin on a “when-issued” basis on or around the record date and will continue up to and through the spin-off date, and that “regular-way” trading will begin on the first trading day after the spin-off date. If trading does begin on a “when-issued” basis, you may purchase or sell Nuvectra common stock after that time, but your transaction will not settle until after the spin-off date. We cannot predict the trading prices of Nuvectra common stock before, on or after the spin-off date.

Will the number of Greatbatch shares I own change as a result of the spin-off?	No. The number of shares of Greatbatch common stock you own will not change as a result of the spin-off.

The treatment of outstanding Greatbatch equity awards will, in certain respects, differ from the treatment of shares of Greatbatch common stock. For further information regarding the treatment of outstanding Greatbatch equity awards, see “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Employee Matters Agreement.”

What will happen to the listing of Greatbatch common stock?	Greatbatch common stock will continue to be traded on the New York Stock Exchange under the symbol “GB” following the spin-off.

Do I have any appraisal rights in connection with the spin-off?	No. Holders of shares of Greatbatch common stock are not entitled to appraisal rights in connection with the spin-off.

Who will be the settlement agent, distribution agent, transfer agent and registrar for the Nuvectra common stock?	The settlement agent, distribution agent, transfer agent and registrar for Nuvectra common stock will be Computershare. For questions relating to the transfer or mechanics of the stock distribution, you should contact:

Computershare

P.O. Box 30170

College Station, TX 77842-3170

(877) 832-7265

www.computershare.com/investor

If your shares are held by a bank, broker or other nominee, please call them directly.

Where can I find more information?	Before the spin-off date, if you have any questions relating to the spin-off, you should contact:

Greatbatch, Inc.

2595 Dallas Parkway

Suite 310

Frisco, Texas 75034

Attention: Vice President – Finance

After the spin-off date, Nuvectra stockholders who have any questions relating to Nuvectra or the spin-off should contact us at:

Nuvectra Corporation

5700 Granite Parkway

Suite 960

Plano, Texas 75024

Attention: Chief Financial Officer

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement contains, and other materials we will file with the SEC contain will contain, certain “forward-looking statements” regarding business strategies, market potential, future financial performance and other matters. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “may,” “believe,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan” or “continue,” or the negative of those words and similar expressions, among others. These forward-looking statements address, among other things, the anticipated effects of the spin-off. The matters discussed in these forward-looking statements are based on the current plans and expectations of our management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. Whether actual future results and developments will conform to the expectations and predictions is subject to a number of risks and uncertainties, including the following factors, many of which are beyond our control:

•	the timing of the receipt of final approval from the FDA of our premarket approval application for Algovita and the timing of the commercial launch of Algovita in the United States;

•	our ability to successfully commercialize Algovita and develop and commercialize enhancements to Algovita;

•	the outcome of our future development plans with respect to our neurostimulation technology platform, including our ability to identify additional indications or conditions for which we may develop neurostimulation medical devices or therapies and seek regulatory approval thereof;

•	our ability to identify business development and growth opportunities and to successfully execute on our business development strategy, including with our ability to seek and develop strategic partnerships with third parties to, among other things, fund clinical and development costs, in whole or in part, for new product offerings;

•	to the extent that we are able to enter into strategic partnerships with third parties, the performance by our development partners of their obligations under their agreements with us;

•	the scope of protection we are able to establish and maintain for our intellectual property rights covering Algovita and other products using our neurostimulation technology platform, along with any product enhancements;

•	our expectations regarding the potential market size and the size of the patient populations for our products, including Algovita and any other medical device incorporating our neurostimulation technology platform;

•	our dependence on Greatbatch to manufacture Algovita in sufficient quantities to meet demand;

•	our development, commercialization and marketing capabilities, including our ability to develop and commercialize other products that are superior to the alternatives developed by our competitors;

•	our ability to successfully build an effective commercial infrastructure and sales force in the United States;

•	the implementation of our business model and strategic plans for our business, product candidates, development partners and technology;

•	estimates of our expenses, future revenue, capital requirements, our need for additional financing and our ability to obtain additional capital;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	our financial performance, which may exceed or fall short of our and our investor’s expectations;

•	developments and projections relating to our competitors and our industry;

•	breaches or failures of our information technology systems;

•	loss of key employees or our inability to identify and recruit new employees;

•	the impact of our spin-off from Greatbatch and risks relating to our ability to operate effectively as an independent publicly-traded company;

•	the costs and temporary business interruption related to the spin-off;

•	Greatbatch’s performance under the separation and distribution agreement with us and various other transaction agreements that will be executed as part of the spin-off;

•	our ability to transition away from the services to be provided by Greatbatch pursuant to the transition services agreement with us in a timely manner;

•	our ability to achieve the benefits from the spin-off as currently expected;

•	failure of the “regular-way,” “ex-distribution” or “when issued” markets to develop or other unexpected reactions to the spin-off in the capital markets; and

•	restrictions on our taking certain strategic actions for a period of two years after the completion of the spin-off due to tax rules and covenants under the tax matters agreement with Greatbatch.

You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this information statement. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, that expectation or belief is based on our current plans and expectations and is expressed in good faith and believed to have a reasonable basis, but we cannot assure you that the expectation or belief will result or be achieved or accomplished. Neither Greatbatch nor Nuvectra undertake any obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other such factors that affect the subject of these statements, except where we or Greatbatch are expressly required to do so pursuant to federal securities laws. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under the sections of this information statement entitled “Summary,” “The Spin-Off,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” each of which contain forward-looking statements.

THE SPIN-OFF

Background

Greatbatch’s board of directors and management regularly review Greatbatch’s various businesses to ensure that resources are deployed and activities are pursued in the best interests of its stockholders. On July 30, 2015, Greatbatch announced that it intended to spin-off Nuvectra and its neuromodulation medical device business from the remainder of its business through a tax-free distribution of all of the issued and outstanding shares of common stock of Nuvectra to the stockholders of Greatbatch on a pro rata basis. The entity being spun-off is composed of Nuvectra and its subsidiaries Algostim and PelviStim, and Greatbatch’s NeuroNexus subsidiary, the shares of which are being transferred to us by Greatbatch in connection with the spin-off.

On                    , 2015, Greatbatch’s board of directors approved the distribution of all of the issued and outstanding shares of Nuvectra common stock in a spin-off on the basis of                     share of Nuvectra common stock for every                     share[s] of Greatbatch common stock held as of the close of business on                     , 2015, the record date for the spin-off. Greatbatch stockholders will receive cash in lieu of any fractional shares of Nuvectra common stock that they would have received after application of this ratio. Greatbatch’s stockholders will not be required to make any payment, surrender or exchange any shares of Greatbatch common stock or take any other action to receive their shares of Nuvectra’s common stock in the spin-off. The distribution of Nuvectra’s common stock in the spin-off as described in this information statement is subject to the satisfaction or waiver of several conditions. For a more detailed description of these conditions, see this section under “– Spin-Off Conditions and Termination.”

Reasons for the Spin-Off

Greatbatch’s board of directors has determined that spinning-off Nuvectra would be in the best interests of Greatbatch and its stockholders. Our business and the businesses of Greatbatch have distinct operating, business and financial characteristics. In making the determination to spin off our neuromodulation medical device business, Greatbatch’s board of directors noted that the spin-off would permit Greatbatch to focus on its core business of designing and manufacturing products and components for sale to medical device original equipment manufacturers and would permit us to focus our attention and financial resources on our neuromodulation medical device business, which involves the development and sale of neuromodulation medical devices to physicians, hospitals and other healthcare providers generally in competition with other medical device original equipment manufacturers. Greatbatch’s board of directors considered that the issues arising from distinct operating priorities and strategies would become particular acute upon receipt of final approval of our premarket approval application for Algovita, which is our first complete medical device that uses our neurostimulation technology platform. Prior to that date, Algovita, except for a limited release in Europe, remains in the development, testing and approval phase, and therefore the operation of these businesses within the same corporate structure was not determined to materially constrain either business. Given that final approval of our premarket approval application for Algovita is expected to be received during the fourth quarter of 2015, Greatbatch’s board of directors determined that it was an appropriate time to pursue the spin-off. A variety of other positive and negative factors were considered by Greatbatch’s board of directors in evaluating the spin-off. The Greatbatch board of directors considered the following to be the material potential benefits to the spin-off:

•	Distinct investment identity. The spin-off will allow investors to separately value Greatbatch and Nuvectra based on their respective unique investment identities, including the merits, performance, risks and future prospects of Greatbatch’s and our respective businesses. The spin-off will also provide investors with two distinct investment opportunities with different fundamentals and growth prospects, which we believe will improve investor understanding of the business and financial characteristics of Greatbatch and Nuvectra and facilitate independent valuation assessments for each company that fully recognize the value of each company.

•	Enhanced strategic and management focus. The spin-off will allow Nuvectra and Greatbatch each to focus their respective attention and financial resources on their distinct operating priorities and strategies and on the different growth opportunities available to each company without diverting human and financial resources to the other’s business or otherwise being constrained by a board of directors or management that is also responsible for overseeing and furthering the objectives of the other company and its business. The spin-off will also enhance the opportunities for success for each company by reducing internal complexity and enabling each of Nuvectra and Greatbatch to avoid management, systemic and other problems that may arise by operation of different businesses within the same corporate structure.

•	Improved employee incentives. We believe that competition for qualified employees is significant in the neuromodulation medical device industry. Following the completion of the spin-off, we believe we will be able to better attract, develop and retain key employees through the use of equity-based and performance-based incentive plans and other benefit plans that more directly link employee compensation with the specific business objectives, financial goals and performance metrics of our business.

•	Direct access to capital and tailored capital structure. As an independent publicly-held company, we will avoid conflicts in the allocation of capital between us and other Greatbatch businesses. Rather, we will have direct access to our cash on-hand or the capital markets to issue equity or debt securities, which we expect will increase our flexibility to invest in innovation, product development and marketing, pursue strategic partnerships and establish a capital structure tailored to our business.

There can be no assurance that, following the spin-off, these or any other benefits will be realized to the extent anticipated or at all.

Greatbatch’s board of directors also considered a number of potentially negative factors in evaluating the spin-off, including the following which it considered to be the material potentially negative factors:

•	Loss of synergies and increased costs. Currently as an indirect, wholly-owned subsidiary of Greatbatch, we take advantage of certain support functions performed by Greatbatch, such as accounting, tax, legal, human resources and other general and administrative functions. After the spin-off and the termination of our transition services agreement with Greatbatch, Greatbatch will no longer perform these functions for us, and, because of our smaller scale as a standalone company, our cost of performing these functions may be higher than the amounts reflected in our combined financial statements. In addition, we take advantage of Greatbatch’s size and purchasing power in procuring goods and services. After the spin-off, we may be unable to obtain these goods and services at prices or on terms as favorable as those Greatbatch obtained prior to completion of the spin-off.

•	Increased significance of some costs and liabilities. Some costs and liabilities that were less significant to Greatbatch as a whole will be more significant for us as a standalone company due to our being smaller than Greatbatch.

•	One-time costs of the spin-off. We expect to incur costs in connection with the transition to being an independent publicly-traded company that may include accounting, tax, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel new to Nuvectra and costs to separate information systems, among others.

•	Inability to realize anticipated benefits of the spin-off. We may not achieve the anticipated benefits of the spin-off for a variety of reasons, including, among others, that following the spin-off, we may be more susceptible to industry downturns and market fluctuations and other adverse events than if we were still a part of Greatbatch, in part, because our business will be significantly less diversified than Greatbatch’s business.

•

Limitations placed upon Nuvectra as a result of the tax matters agreement. Under the terms of our tax matters agreement with Greatbatch, we will be restricted from taking certain actions that could cause the spin-off to fail to qualify as a tax-free transaction under applicable law for a period of two years following the completion of the spin-off. During this two-year period, these restrictions may limit our ability to pursue certain strategic transactions, to issue additional equity, to repurchase shares of our common stock or to engage in other transactions that might increase the value of our business. Generally, during the two-year period following the date of the spin-off, we will be prohibited from (i) facilitating or otherwise participating in any acquisition (or deemed acquisition) of our shares of common stock that would result in the spin-off being treated as part of a plan pursuant to which a fifty percent or greater interest (by vote or value) is acquired (or deemed acquired) by any stockholder; (ii) issuing any shares of our common stock or any capital stock of any of our subsidiaries or any instrument that is convertible into shares of our common stock other than those issuances that meet certain requirements set forth in the IRS’ rules and regulations; (iii) redeeming or otherwise repurchasing shares of our common stock other than pursuant to open market stock repurchases that meet certain requirements set forth in the IRS’ rules and regulations; or (iv) transferring, selling or liquidating all or substantially all of our assets or ceasing to maintain an active business. If we take any of these actions and these actions result in tax-related losses for Greatbatch, then we would generally be required to indemnify Greatbatch for these losses. See “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Tax Matters Agreement” for additional information regarding our tax matters agreement with Greatbatch.

The Greatbatch board of directors, however, concluded that the potential benefits of the spin-off outweighed these negative factors.

Conversion of Nuvectra into a Corporation

Nuvectra was initially formed as a limited liability company in Delaware on November 14, 2008, under the name SDI Group, LLC, which was subsequently changed to QiG Group, LLC. Immediately prior to completion of the spin-off, QiG Group will convert into Nuvectra, a Delaware corporation.

Manner of Effecting the Distribution

With the assistance of Computershare, as the settlement agent and distribution agent, Greatbatch will distribute the shares of Nuvectra common stock on                     , 2015, the spin-off date, to all holders of Greatbatch’s common stock as of the close of business on the record date, in each case on the basis of                     share of Nuvectra common stock for every                     share[s] of Greatbatch common stock, or the distribution ratio, held as of the close of business on the record date. Computershare, which currently serves as the transfer agent and registrar for Greatbatch’s common stock, will serve as the settlement agent and distribution agent in connection with the spin-off and the transfer agent and registrar for Nuvectra’s common stock following the spin-off.

If you own shares of common stock of Greatbatch as of the close of business on the record date, Greatbatch, with the assistance of Computershare, will electronically distribute whole shares of Nuvectra common stock to you in book-entry form by way of registration in the “direct registration system” (if you hold Greatbatch shares in your own name as a registered stockholder) or to your bank or brokerage firm on your behalf or through the systems of DTC (if you hold Greatbatch shares through a bank or brokerage firm that uses DTC).

Direct registration form refers to a method of recording share ownership when no physical stock certificates are issued to stockholders, as is the case in this spin-off. If you are a registered stockholder, Computershare will then mail you a direct registration account statement after the completion of the spin-off that reflects the shares of common stock of Nuvectra that you own after the spin-off.

Most Greatbatch stockholders hold their common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. For stockholders holding their shares of Greatbatch common stock through a bank or brokerage firm, such bank or brokerage firm will credit such stockholder’s account for the Nuvectra common stock that such stockholder is entitled to receive in the spin-off. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm directly.

Each share of Nuvectra common stock that is distributed will be validly issued, fully paid and non-assessable and free of preemptive rights.

Treatment of Fractional Shares

Greatbatch will not distribute fractional shares of Nuvectra common stock in connection with the spin-off. You will receive a check, or a credit to your brokerage account, for the cash equivalent of any fractional shares you otherwise would have received in the spin-off. Computershare, as distribution agent, will aggregate and sell all of those fractional shares on the open market at the then-applicable market price and distribute the aggregate cash proceeds ratably (based on the fractional share such holder would otherwise be entitled to receive) to each Greatbatch stockholder who otherwise would have been entitled to receive a fractional share in the spin-off after making appropriate deductions of the amount required to be withheld for federal income tax purposes and an amount equal to the brokerage fees and commissions attributable to the sale of the fractional share. Neither Greatbatch nor Nuvectra will be able to guarantee any minimum sale price in connection with the sale of these fractional shares. Computershare, in its sole discretion, will determine the timing and method of selling such aggregated fractional shares in open market transactions and the selling price for such shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the payments made in lieu of fractional shares. If you own less than                     shares of Greatbatch common stock on the record date, you will not receive any shares of Nuvectra common stock in the spin-off, but you will receive cash in lieu of fractional shares. The receipt of cash in lieu of fractional shares will generally result in a taxable gain or loss to the recipient stockholder. See “Material U.S. Federal Income Tax Consequences” for a discussion of the U.S. federal income tax treatment of proceeds from fractional shares in the spin-off.

Treatment of Equity-Based Compensation

Generally, under our employee matters agreement with Greatbatch all outstanding awards granted under Greatbatch’s equity incentive plans (whether held by Greatbatch or Nuvectra employees or other participants) will be converted into adjusted awards for shares of both Greatbatch common stock and Nuvectra common stock. See “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Employee Matters Agreement” for additional information regarding the treatment of awards granted under Greatbatch’s existing equity compensation plans.

Results of the Spin-Off

After the spin-off, we will be an independent, publicly-traded company owning and operating what had previously been Greatbatch’s QiG Group subsidiary and its neuromodulation medical device business. Immediately after the spin-off, we expect to have approximately                     million shares of Nuvectra common stock issued and outstanding based on the distribution ratio described above and the anticipated number of outstanding shares of Greatbatch common stock on                     , 2015, the record date. The actual number of shares to be distributed in the spin-off will be determined based on the number of Greatbatch shares outstanding as of the close of business on the record date, which may be different from the estimated figure.

The spin-off will not affect the number of outstanding shares of Greatbatch common stock or any rights of Greatbatch stockholders, although it may affect the trading price of Greatbatch common stock. The trading price of Greatbatch common stock is expected to change as a result of the spin-off because it will no longer reflect the value of our neuromodulation medical device business. Moreover, the trading price of Greatbatch common stock may fluctuate significantly depending upon a number of factors, some of which may be beyond Greatbatch’s control. We also cannot assure you that following the spin-off the aggregate value of our common stock and Greatbatch common stock will exceed the pre-spin-off value of Greatbatch common stock.

In connection with the spin-off, we will enter into several agreements with Greatbatch to effect the spin-off and provide a framework for our relationship going forward after the spin-off. We and Greatbatch are entering into a separation and distribution agreement, a tax matters agreement, a transition services agreement and an employee matters agreement, which will provide for the allocation between us and Greatbatch of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to our business for the period prior to, at and after the spin-off. Our subsidiary, Algostim, will also enter into a supply agreement with Greatbatch covering Algovita and we will enter into an agreement providing Greatbatch the exclusive right to supply us with any future neurostimulation products we seek to commercialize. Additionally, we are currently party to a license agreement with Greatbatch covering the intellectual property underlying our neurostimulation technology platform that will be amended in connection with the completion of the spin-off. In connection with the spin-off, we will also enter into a new license agreement with Greatbatch covering intellectual property related to NeuroNexus. For additional information regarding the separation and distribution agreement with Greatbatch and other transaction agreements, see “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us”.

Market for Nuvectra Common Stock

There is currently no public trading market for shares of Nuvectra common stock. Nuvectra’s common stock has been approved for listing on the NASDAQ Global Market under the symbol “NVTR”. We also expect that a “when-issued” trading market for Nuvectra common stock will begin on or shortly before the record date and continue up to and including the spin-off date, as more fully described below under “– Trading Between the Record Date and Spin-Off Date.” We expect that “regular-way” trading of Nuvectra common stock will begin on the first trading day after the spin-off date. The initial trading price for the Nuvectra common stock will be established by the public trading markets. We cannot predict what the trading prices for Nuvectra common stock will be before or after the spin-off date. The trading price of Nuvectra common stock is likely to fluctuate significantly, particularly until an orderly market develops, and this trading price is likely to be influenced by many different factors, including many of which are beyond our control.

Trading Between the Record Date and Spin-Off Date

Beginning on or shortly before the record date and continuing up to and including the spin-off date, Greatbatch expects that there will be two markets in Greatbatch common stock: a “regular-way” market and an “ex-distribution” market. Greatbatch common stock that trades on the “regular-way” market will trade with an entitlement to Nuvectra common stock distributed pursuant to the spin-off. Greatbatch common stock that trades on the “ex-distribution” market will trade without an entitlement to Nuvectra common stock distributed pursuant to the spin-off. Therefore, if you decide to sell your Greatbatch common stock in the “regular-way” market on or prior to the time that the spin-off occurs on the spin-off date, you will be selling your right to receive Nuvectra common stock in the spin-off. If you own shares of Greatbatch common stock at the close of business on the record date and decide to sell those shares on the “ex-distribution” market on or prior to the time of spin-off on the spin-off date, you will receive the shares of Nuvectra common stock that you are entitled to receive pursuant to your ownership as of the record date of Greatbatch common stock.

Furthermore, beginning on or shortly before the record date and continuing up to and including the spin-off date, we expect that there will be a “when-issued” market in Nuvectra common stock. The term “when-issued” means that shares can be traded conditionally prior to the time shares are actually available or issued. The “when-issued” trading market will be a market for shares of Nuvectra common stock that will be distributed to Greatbatch stockholders on the spin-off date. If you own Greatbatch common stock at the close of business on the record date, you will be entitled to Nuvectra common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of Nuvectra common stock, without the shares of Greatbatch common stock you own, on the “when-issued” market. On the first trading day following the spin-off date, when-issued trading in Nuvectra common stock will end and “regular-way” trading will begin.

“Ex-distribution” and “when-issued” trades generally are settled four business days after the spin-off date. If, for whatever reason, the spin-off does not occur, “when-issued” and “ex-distribution” trades will be cancelled and, therefore, will not be settled.

Spin-Off Conditions and Termination

The spin-off will be effective on the spin-off date,                     , 2015, provided that, among other things, the following conditions will have been satisfied:

•	the receipt of an opinion from Greatbatch’s third party tax advisor, in form and substance acceptable to Greatbatch, substantially to the effect that the spin-off, for U.S. federal income tax purposes, should qualify as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code;

•	the receipt of an opinion from an independent valuation firm to the Greatbatch board of directors confirming the solvency of Nuvectra following the spin-off, which shall be in form and substance acceptable to Greatbatch;

•	the SEC declaring effective Nuvectra’s registration statement on Form 10 of which this information statement forms a part, no stop order suspending the effectiveness of such registration statement shall be in effect and, to the knowledge of either Greatbatch or Nuvectra, no proceedings for such purpose shall be threatened by the SEC;

•	the distribution of this information statement to Greatbatch’s stockholders;

•	no preliminary or permanent injunction or other order, decree, or ruling issued by a court of competent jurisdiction or other governmental authority, and no statute, rule, regulation or executive order promulgated or enacted by any governmental authority will be in effect preventing, or materially limiting the benefits of, the spin-off, and no other event outside Greatbatch’s control will have occurred or failed to occur that prevents the completion of the spin-off;

•	the shares of Nuvectra common stock to be distributed shall have been accepted for listing on the NASDAQ Global Market, subject to official notice of distribution;

•	the actions and filings necessary or appropriate under applicable federal and state securities and blue sky laws and comparable laws under any foreign jurisdiction in connection with the spin-off have been taken and, if applicable, have become effective;

•	Greatbatch shall have established a record date and shall have delivered not less than 10 days’ advanced notice thereof to the New York Stock Exchange;

•	the separation and distribution agreement with Greatbatch and each of the other transaction agreements shall have been executed and delivered by each of the parties thereto and no party to the separation and distribution agreement or any other transaction agreement will have materially breached its obligations under the separation and distribution agreement or any other transaction agreement;

•	the separation and distribution agreement with Greatbatch and each of the other transaction agreements shall not have been terminated and will not violate, conflict with or result in any breach (with or without the passage of time) of any statute, code or other law of any governmental authority;

•	all material consents, waivers, approvals, filings, including notices and reports, required to be received before the spin-off from or provided to any third party or governmental authority will have been received or provided and shall be in full force and effect;

•	the secured party under Greatbatch’s Second Amended and Restated Credit Agreement, dated as of September 20, 2013, by and among Greatbatch Ltd, the lenders party thereto and Manufacturers and Traders Trust Company, as administrative agent, Bank of America, N.A., as syndication agent and RBS Citizens N.A. and Wells Fargo Bank, National Association, as co-documentation agents shall have released the liens and stock pledges encumbering the Nuvectra common stock;

•	completion of each of the Internal Transactions (as defined in the separation and distribution agreement), which shall include, among other transactions, Greatbatch having made the expected cash capital contribution of $75.0 million to Nuvectra and the statutory conversion of QiG Group, a Delaware limited liability company, to Nuvectra Corporation, a Delaware corporation; and

•	no other event or development will have occurred that, in the judgment of Greatbatch’s board of directors, in its sole and absolute discretion, would result in the spin-off having a material adverse effect on Greatbatch or its stockholders.

The fulfillment of the foregoing conditions will not create any obligation on Greatbatch’s part to effect the spin-off and Greatbatch’s board of directors has reserved the right to amend, modify, abandon or terminate the spin-off at any time prior to the spin-off date. Greatbatch’s board of directors may, in its sole discretion, also waive any of these conditions, in whole or in part.

Greatbatch will have the sole and absolute discretion to determine or change the terms of, and whether to proceed with, the spin-off and, to the extent it determines to so proceed, to determine the record date and the spin-off date and the distribution ratio. Greatbatch does not intend to notify its stockholders of any modifications to the terms of the spin-off that, in the judgment of Greatbatch’s board of directors, are not material. To the extent that the Greatbatch board of directors determines that any modification materially changes the terms of the spin-off, Greatbatch will notify Greatbatch stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, including by providing a supplement to this information statement.

Accounting Treatment

The spin-off will be accounted for by Greatbatch on a historical cost basis, and no gain or loss will be recorded.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to stockholders of Greatbatch who will receive shares of Nuvectra common stock in the spin-off. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of Nuvectra’s or Greatbatch’s shares of common stock or other securities. The information contained in this information statement is believed by Nuvectra to be accurate as of the date on the cover. Changes may occur after that date, and neither we nor Greatbatch will update the information except in the normal course of our and Greatbatch’s respective public disclosure practices or to the extent required pursuant to federal securities laws.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences relating to the spin-off. This summary is based on the Code, related U.S. Treasury regulations, and interpretations of the Code and the U.S. Treasury regulations by the courts and the Internal Revenue Service, or the IRS, in effect as of the date of this information statement, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss all the tax considerations that may be relevant to Greatbatch stockholders in light of their particular circumstances. Except as indicated below, this summary also does not address the consequences to Greatbatch stockholders subject to special treatment under the U.S. federal income tax laws, including, but not limited to, the following:

•	non-U.S. persons;

•	insurance companies;

•	dealers or brokers in securities or currencies;

•	tax-exempt organizations;

•	financial institutions;

•	mutual funds;

•	pass-through entities and investors in such entities;

•	holders who hold their shares of Greatbatch common stock as a hedge or as part of a hedging, straddle, wash sale, conversion, synthetic security, integrated investment or other risk-reduction transaction;

•	holders who are subject to alternative minimum tax; or

•	holders who acquired their shares of Greatbatch common stock upon the exercise of employee stock options or otherwise as compensation.

In addition, this summary does not address the U.S. federal income tax consequences to those Greatbatch stockholders who do not hold their Greatbatch common stock as a capital asset. Finally, this summary does not address any state, local or foreign tax consequences or the tax on certain net investment income imposed under Section 1411 of the Code.

GREATBATCH STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE SPIN-OFF TO THEM.

The spin-off is conditioned on Greatbatch’s receipt of an opinion from its third party tax advisor to the effect that the spin-off should qualify as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code.

Assuming the spin-off so qualifies as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code:

•	the spin-off should not result in any income, gain or loss to Greatbatch or to us, other than to the extent required by Section 357(c) of the Code (as described below) or with respect to any intercompany items or excess loss accounts required to be taken into account under U.S. Treasury regulations relating to consolidated returns;

•	except as noted below, no gain or loss should be recognized by (and no amount should be included in the taxable income of) Greatbatch stockholders on their receipt of shares of Nuvectra common stock in the spin-off;

•	the holding period of shares of Nuvectra common stock received by each Greatbatch stockholder should include the holding period at the time of the spin-off for the Greatbatch common stock on which the distribution is made;

•	the tax basis of the Greatbatch common stock held by each Greatbatch stockholder immediately before the spin-off should be allocated between that Greatbatch common stock and the Nuvectra common stock received (including any fractional shares of Nuvectra common stock for which cash is received) in proportion to the relative fair market value of each on the spin-off date; and

•	a Greatbatch stockholder who receives cash in lieu of a fractional share of Nuvectra common stock should recognize gain or loss measured by the difference between the amount of cash received and the stockholder’s basis in the fractional share of Nuvectra common stock to which the stockholder would otherwise be entitled. That gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its shares of Greatbatch common stock exceeds one year at the time of the spin-off.

Section 357(c) of the Code requires Greatbatch to recognize gain to the extent that liabilities of Greatbatch treated for U.S. federal income tax purposes as assumed by Nuvectra in connection with the spin-off exceed the adjusted tax basis of the assets treated for such purposes as contributed to us by Greatbatch. It is currently expected that no gain under Section 357(c) of the Code will be recognized by Greatbatch in connection with the spin-off.

Notwithstanding the discussion above, non-U.S. stockholders could be subject to tax on the spin-off if such holders owned more than 5% of the common stock of Greatbatch at any time during the five-year period ending on the spin-off date. As used herein, the term “non-U.S. stockholder” means a beneficial owner of Greatbatch’s stock that is not for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust or if the trust has validly made an election to be treated as a United States person under applicable Treasury regulations.

U.S. Treasury regulations also generally provide that if a Greatbatch stockholder holds different blocks of Greatbatch common stock (generally shares of Greatbatch common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of Greatbatch common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of Nuvectra common stock received in the spin-off in respect of such block of Greatbatch common stock and such block of Greatbatch common stock, in proportion to their respective fair market values, and the holding period of the shares of Nuvectra common stock received in the spin-off in respect of such block of Greatbatch common stock will include the holding period of such block of Greatbatch common stock. If a Greatbatch stockholder is not able to identify which particular shares of Nuvectra common stock are received in the spin-off with respect to a particular block of Greatbatch common stock, for purposes of applying the rules described above, the stockholder may designate which shares of our common stock are received in the spin-off in respect of a particular block of Greatbatch common stock, provided that such designation is consistent with the terms of the spin-off. Holders of Greatbatch common stock are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

Greatbatch has made it a condition to the spin-off that it receive an opinion from its third party tax advisor to the effect that the spin-off should qualify as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code. The opinion will be based on, among other things, certain assumptions and representations made by Greatbatch and Nuvectra, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by the third party tax advisor in its opinion. The opinion will not be binding on the IRS or the courts and will be subject to other qualifications and limitations.

Notwithstanding receipt by Greatbatch of an opinion from its third party tax advisor, the IRS could assert that the spin-off does not satisfy the requirements of Sections 368(a)(1)(D) and 355 of the Code. If the IRS were successful in making any such assertion, we and Greatbatch and the initial public stockholders of Nuvectra common stock could be subject to significant tax liability. In general, with respect to the spin-off, our initial public stockholders generally would be treated as receiving a taxable distribution of property in an amount equal to the fair market value of the shares of Nuvectra common stock received in the distribution. That distribution of shares of Nuvectra common stock would be a dividend to the extent of Greatbatch’s current earnings and profits as of the end of the year in which the spin-off occurs, and any accumulated earnings and profits. For each such stockholder, any amount that exceeded Greatbatch’s earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder’s tax basis in its shares of Greatbatch common stock with any remaining amount generally being taxed as a capital gain.

In connection with the spin-off, we and Greatbatch will enter into a tax matters agreement pursuant to which we will agree to be responsible for certain liabilities and obligations following the spin-off. Under the terms of the tax matters agreement, we generally will be responsible for all taxes attributable to our business, whether accruing before, on or after the date of the spin-off and any taxes arising from the spin-off that are imposed on us, Greatbatch or its other subsidiaries to the extent such taxes result from certain actions or failures to act by us that occur after the effective date of the tax matters agreement. Current tax law generally creates a presumption that the spin-off would be taxable to Greatbatch, but not to its stockholders, if we or our stockholders were to engage in a transaction that would result in a 50% or greater change by vote or by value in our stock ownership during the two-year period beginning on the spin-off date, unless it is established that the spin-off and the transaction are not part of a plan or series of related transactions to effect such a change in ownership. If the spin-off were taxable to Greatbatch due to such a 50% or greater change in our stock ownership, Greatbatch would recognize a gain equal to the excess of the fair market value of Nuvectra common stock on the spin-off date over Greatbatch’s tax basis therein and we could be required to indemnify Greatbatch for the tax on such gain and related losses. See “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Tax Matters Agreement.”

Under U.S. Treasury regulations, each Greatbatch stockholder who, immediately before the spin-off, owns at least 5% of the total outstanding common stock of Greatbatch must attach to such stockholder’s U.S. federal income tax return for the year in which the spin-off occurs a statement setting forth certain information relating to the spin-off. In addition, all stockholders are required to retain permanent records relating to the amount, basis and fair market value of our shares of Nuvectra common stock that they receive and to make those records available to the IRS upon its request.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH GREATBATCH STOCKHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE SPIN-OFF TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

OUR RELATIONSHIP WITH GREATBATCH

AFTER THE SPIN-OFF

Historical Relationship with Greatbatch

We are currently an indirect, wholly-owned subsidiary of Greatbatch. As a result of our relationship with Greatbatch, in the ordinary course of our business, Greatbatch has provided services related to the following general corporate support functions for us: executive oversight, finance, legal, human resources, tax, information technology, product development, corporate procurement and facilities. Our combined financial statements include an allocation of corporate expenses from Greatbatch for provision of these services. Our management considers the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that we would have incurred as an independent publicly-traded company or of the costs we will incur in the future after the completion of the spin-off.

Greatbatch’s Distribution of Our Stock

Greatbatch is our indirect parent company. We were initially formed in November 2008 as a Delaware limited liability company under the name SDI Group, LLC, which was subsequently changed to QiG Group, LLC. Immediately prior to completion of the spin-off, QiG Group will convert into Nuvectra Corporation, a Delaware corporation, and all of the assets, operations and liabilities of QiG Group will become assets, operations and liabilities of Nuvectra. Our sole member is Greatbatch Ltd., which itself is a direct, wholly-owned subsidiary of Greatbatch, Inc. Our initial Board of Directors will be appointed by Greatbatch Ltd. Immediately prior to the spin-off and after the completion of our conversion to a Delaware corporation, Greatbatch Ltd. will distribute all of its shares of our common stock to Greatbatch, Inc. In the spin-off, Greatbatch, Inc. is distributing 100% of our common stock to its stockholders in a transaction that is intended to be tax-free to us and Greatbatch’s stockholders for U.S. federal income tax purposes (other than with respect to any cash received in lieu of fractional shares). The spin-off is subject to a number of conditions, which are more fully described under “The Spin-Off – Spin-Off Conditions and Termination.”

Agreements Between Greatbatch and Us

Following the spin-off, Nuvectra and Greatbatch will operate separately, each as an independent publicly-traded company. In connection with the spin-off, we will enter into several agreements with Greatbatch to effect the spin-off and provide a framework for our relationship going forward after the spin-off. The following is a summary of the terms of the material agreements that we have entered into or intend to enter into with Greatbatch prior to the spin-off. These agreements have not been finalized and changes to these agreements, some of which may be material, may be made prior to completion of the spin-off. Furthermore, the descriptions of these agreements are not complete and are qualified by reference to the terms of the agreements, the forms of which will be filed as exhibits to our registration statement on Form 10 of which this information statement is a part. We encourage you to read the full text of those agreements.

Separation and Distribution Agreement

The separation and distribution agreement to be entered into between Greatbatch and us will govern the separation of our businesses from Greatbatch, the subsequent distribution of our shares of common stock to Greatbatch stockholders and other matters related to Greatbatch’s relationship with us.

The Separation. To effect the separation, Nuvectra and Greatbatch will execute transactions that will cause us to succeed to the assets of our business, to the extent not already owned or held by Nuvectra, as those assets are described in this information statement. We will also succeed to, and have agreed to perform and fulfill, to the extent we are not already liable therefor, the liabilities associated with our business. In particular, the separation and distribution agreement will generally provide that, upon completion of the spin-off, we will directly or indirectly hold:

•	all of the assets previously owned by Greatbatch or any of its subsidiaries which are reflected on our most recent unaudited condensed combined pro forma balance sheet set forth in this information statement, or subsequently acquired or created assets that would have been reflected on a later-dated balance sheet; and

•	all of the assets that are expressly contributed or transferred to us pursuant to the separation and distribution agreement or our other agreements with Greatbatch described below;

and we will be subject to:

•	all outstanding liabilities reflected on our most recent unaudited condensed combined pro forma balance sheet set forth in this information statement, or subsequently-incurred or accrued liabilities that would have been reflected on a later-dated balance sheet;

•	liabilities to the extent relating to, arising out of, or resulting from our business on or prior to the spin-off date, or any assets owned by us or our subsidiaries as of or after the spin-off; and

•	liabilities we have assumed under the separation and distribution agreement or other transaction agreements.

The separation and distribution agreement will provide that capital stock, assets or liabilities that cannot legally be transferred or assumed prior to the spin-off will be transferred or assumed as soon as practicable following receipt of all necessary consents of third parties and regulatory approvals. In any such case, the separation and distribution agreement will provide that the party retaining such capital stock, assets or liabilities will hold the capital stock or assets in trust for the use and benefit of, or retain the liabilities for the account of, the party entitled to the capital stock, assets or liabilities (at the expense of that party), until the transfer or assumption can be completed. The party retaining the capital stock, assets or liabilities will also take any action reasonably requested by the other party in order to place the other party in the same position as would have existed if the transfer or assumption had been completed. We do not anticipate that these provisions will be relied on for any material items.

The separation and distribution agreement will provide that for a period beginning on the date of the spin-off and ending on the first anniversary of the date of the spin-off, if either we or Greatbatch, in our good faith judgment, identify an asset then-owned by us or Greatbatch that should have been transferred to the other company in connection with the spin-off, we or Greatbatch, as applicable, shall convey or transfer such asset to the other company.

Except as set forth in the separation and distribution agreement, no party will make any representation or warranty as to the companies, capital stock, assets or liabilities transferred or assumed as a part of the spin-off and any assets that may be transferred will be transferred on an “as is, where is” basis. As a result, we and Greatbatch will each agree to bear the economic and legal risks that any conveyances of capital stock or assets are insufficient to vest good and marketable title to such capital stock or assets, as the case may be, in the party who should have title under the separation and distribution agreement. The separation and distribution agreement will also provide that the spin-off is subject to the conditions (or waiver, in whole or in part, by Greatbatch’s board of directors in its sole discretion) described under “The Spin-Off – Spin-Off Conditions and Termination”.

Greatbatch’s Capital Contribution to Nuvectra The separation and distribution agreement will provide that, prior to the completion of the spin-off, Greatbatch expects to make a cash capital contribution of $75.0 million to Nuvectra. Nuvectra will use these funds for the commercialization of Algovita, advancement of our neurostimulation technology platform and otherwise for general corporate purposes, including funding our operations. This cash capital contribution, together with our cash on hand, is in an amount that we estimate will, based on our current plans and expectations, meet our cash needs for approximately two years after the completion of the spin-off. After such time, we expect that we will either have positive cash flow from operations or we will be able to access the equity or debt capital markets for additional funding.

Insurance. Following the spin-off, we will be responsible for obtaining and maintaining at our own cost our own insurance coverage. Additionally, with respect to certain claims arising prior to the spin-off, we may, at the sole discretion of Greatbatch, seek coverage under certain specified Greatbatch third-party insurance policies to the extent that coverage may be available thereunder.

Access to Information. Subject to applicable confidentiality provisions and other restrictions, we and Greatbatch will each give each other any information in our possession that can be retrieved without unreasonable disruption to the business and that the requesting party reasonably needs (1) to comply with requirements imposed on the requesting party by a governmental authority, (2) for use in any judicial, regulatory or other proceeding or investigation, in satisfying audit requirements, or in connection with any accounting, insurance claim, regulatory, litigation or other similar requirement, (3) so the requesting party can comply with its obligations under the separation and distribution agreement or other transaction agreement or (4) for any other significant business need as mutually determined in good faith by the parties.

Indemnification and Release. In general, under the separation and distribution agreement, we will agree to indemnify Greatbatch and its affiliates, shareholders, directors, officers, agents or employees against liabilities to the extent relating to, arising out of or resulting from:

•	our failure to pay, perform or otherwise discharge any of our liabilities or any of our agreements;

•	the operation of our business, whether before or after the spin-off;

•	any of our assets or our liabilities (including assets and liabilities transferred to us in connection with the spin-off), whether before or after the spin-off;

•	any breach by Nuvectra of any provision of the separation and distribution agreement or any other transaction agreement, subject to any limitation of liability provision set forth therein; and

•	any untrue statement or alleged untrue statement of a material fact or material omission or alleged material omission in this information statement, other than certain information relating to Greatbatch.

In general, under the separation and distribution agreement, Greatbatch will agree to indemnify us and our affiliates, shareholders, directors, officers, agents or employees against liabilities to the extent relating to, arising out of or resulting from:

•	the failure of Greatbatch to pay, perform or otherwise discharge any liability of Greatbatch;

•	the operation of Greatbatch’s business (other than our business), whether before or after the spin-off;

•	any of Greatbatch’s assets or Greatbatch’s liabilities, whether before or after the spin-off;

•	any breach by Greatbatch of any provision of the separation and distribution agreement or any other transaction agreement, subject to any limitation of liability provision set forth therein; and

•	any untrue statement or alleged untrue statement of a material fact or material omission or alleged material omission in this information statement, only for certain information relating to Greatbatch.

Under the separation and distribution agreement, we will generally release Greatbatch and its affiliates, agents, successors and assigns, and Greatbatch will generally release us and our affiliates, agents, successors and assigns, from any liabilities between us or our subsidiaries on the one hand, and Greatbatch or its subsidiaries on the other hand, existing or arising from acts or events occurring on or before the spin-off, including acts or events occurring in connection with the spin-off. The general release does not apply to certain obligations, including obligations arising under the separation and distribution agreement or any other transaction agreement.

Any indemnity payment will be net of insurance proceeds (excluding from captive insurance companies) and net of taxes. With respect to any indemnity claim for which it is reasonably likely that Nuvectra has a right of recovery under an insurance plan maintained by Greatbatch, then prior to asserting such indemnity claim, Nuvectra must seek recovery from insurance. The deadline for making an indemnity claim will be tolled until the insurance claim is resolved.

Termination. The separation and distribution agreement will provide that it may be terminated at any time before the spin-off by Greatbatch in its sole discretion. In the event of termination, neither party shall have any liability of any kind to the other party.

Tax Matters Agreement

Prior to the spin-off, we and Greatbatch will enter into a tax matters agreement that will govern our respective rights, responsibilities, and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and certain other matters regarding taxes. References in this summary description of the tax matters agreement to the terms “tax” or “taxes” mean taxes as well as any interest, penalties, additions to tax or additional amounts in respect of such taxes.

Under the tax matters agreement, we generally will be liable for and indemnify Greatbatch against all taxes attributable to our business and will be allocated all tax benefits attributable to such business. Greatbatch generally will be liable for and indemnify us against all taxes attributable to its other businesses and will be allocated all tax benefits attributable to such businesses.

Greatbatch generally will be responsible for preparing and filing all tax returns that contain both (i) taxes or tax benefits allocable to Greatbatch and (ii) taxes or tax benefits allocable to us. Greatbatch generally will be responsible for preparing and filing all tax returns that include only taxes or tax benefits allocable to Greatbatch, and we generally will be responsible for preparing and filing all tax returns that include only taxes or tax benefits allocable to us. However, we and Greatbatch will not be permitted to take a position on any such tax return that is inconsistent with our or Greatbatch’s past practice, as applicable, or that would adversely affect the other party without such other party’s prior written consent.

The party responsible for preparing and filing a tax return generally will also have the authority to control all tax proceedings, including tax audits, involving any taxes or adjustment to taxes reported on such tax return, except that we may be entitled, in Greatbatch’s discretion, to control tax proceedings relating to tax returns prepared and filed by Greatbatch to the extent that such taxes or adjustments at issue are allocable exclusively to us. The tax matters agreement further provides for cooperation between us and Greatbatch with respect to tax matters, including the exchange of information and the retention of records that may affect our respective tax liabilities.

The tax matters agreement will require that we shall not take or fail to take any action after the effective date of the tax matters agreement that (i) would be inconsistent with or cause to be untrue any material, information, covenant or representation in any tax opinion obtained by Greatbatch, (ii) would be inconsistent with the spin-off qualifying under Sections 368(a)(1)(D) and 355 of the Code as a tax-free transaction for us, Greatbatch and Greatbatch’s stockholders or (iii) could reasonably be expected to increase the amount of tax imposed on any transaction or action we or Greatbatch have taken in connection with the completion of the spin-off.

In addition, to preserve the tax-free treatment to Greatbatch of the spin-off, for two years following the spin-off, we will generally be restricted, except in specified circumstances, from:

•	facilitating or otherwise participating in any acquisition (or deemed acquisition) of shares of our common stock that would result in any stockholder owning (or being deemed to owning) fifty percent or more (by vote or value) of the outstanding shares of our common stock;

•	issuing our common stock or any capital stock of any of our subsidiaries or any instrument that is convertible into our common stock (excluding the spin-off described in this information statement);

•	redeeming or otherwise repurchasing our common stock other than pursuant to open market stock repurchases that meet certain requirements set forth in the IRS’ rules and regulations; or

•	transferring, selling or liquidating all or substantially all of our assets or ceasing to maintain an active business.

Moreover, Greatbatch generally will be liable for and indemnify us for any taxes arising from the spin-off or certain related transactions that are imposed on us, Greatbatch or its other subsidiaries. However, we would be liable for and indemnify Greatbatch for any such taxes to the extent such taxes result from certain actions or failures to act as described in the prior two paragraphs by us that occur after the effective date of the tax matters agreement. Our obligations under the tax matters agreement are not limited in amount or subject to any cap. If we are required to pay any liabilities under the circumstances set forth in the tax matters agreement or pursuant to applicable tax law, the amounts may be significant.

Transition Services Agreement

As a result of our relationship with Greatbatch, Greatbatch currently provides several general corporate support functions for us. In connection with the completion of the spin-off, we and Greatbatch will enter into a transition services agreement under which Greatbatch will provide or make available to us various general corporate administrative services following the spin-off. Generally, these services will be provided for periods ending             years following the date of the spin-off. We have the ability to terminate the provision of any service being provided by Greatbatch prior to the scheduled termination date upon at least thirty days’ prior written notice. The services Greatbatch intends to provide us will include:

•	human resources services;

•	information technology services;

•	tax services;

•	accounting services;

•	treasury services; and

•	other support services specified in the transition services agreement.

We will pay Greatbatch fees in consideration for providing these services. The fees to be payable to Greatbatch under this transition services agreement have not been determined as of the date hereof.

The personnel performing services for us under the transition services agreement will be employees and/or independent contractors of Greatbatch and will not be under our direction or control.

The transition services agreement will also contain customary indemnification and confidentiality provisions.

Employee Matters Agreement

Prior to the spin-off, we and Greatbatch will enter into an employee matters agreement, which will generally provide that we and Greatbatch will each have responsibility for our own employees. The agreement will also contain provisions concerning benefit protection for both Greatbatch and Nuvectra employees, treatment of holders of Greatbatch stock options, restricted stock and restricted stock units, and cooperation between us and Greatbatch in the sharing of employee information and maintenance of confidentiality. With respect to former employees, the employee matters agreement will provide that, unless otherwise specified, Greatbatch will be responsible for liabilities associated with former employees who worked for a business that continues to be owned by Greatbatch, and we will be responsible for liabilities associated with former employees who worked for a business that is now owned by Nuvectra.

Treatment of Retirement, Health and Welfare Plans. In general, our employees currently participate in various retirement, health and welfare, and other employee benefit plans through Greatbatch. Pursuant to the employee matters agreement, effective as of the spin-off date, we and Greatbatch will each retain responsibility for our respective current employees and compensation plans. Following the spin-off, we anticipate that our employees will participate in plans and arrangements similar in nature to those that were offered by Greatbatch, which we will establish and maintain. In general, Nuvectra will credit each employee with his or her service with Greatbatch prior to the spin-off for all purposes under the Nuvectra benefit plans, so long as such crediting does not result in a duplication of benefits. Defined contribution accounts of Nuvectra’s employees (including loans) in the Greatbatch 401(k) plan will be transferred from the applicable Greatbatch defined contribution 401(k) plan to the corresponding Nuvectra defined contribution 401(k) plan. We expect that the corresponding Nuvectra 401(k) plan will have similar terms and conditions to the Greatbatch 401(k) plan.

Treatment of Equity-Based Awards. As described in greater detail in the paragraphs below, the employee matters agreement will provide for the conversion of all outstanding awards granted under Greatbatch’s equity compensation plans (whether held by Greatbatch or Nuvectra employees or other participants) into adjusted awards based on both shares of Greatbatch common stock and Nuvectra common stock. For purposes of award vesting, continued employment or service with Greatbatch or Nuvectra, as applicable, will be treated as continued employment or service for both Greatbatch and Nuvectra awards.

With the exception of holders of performance-based restricted stock units that will become employees of Nuvectra, holders of Greatbatch restricted stock or restricted stock units will retain those awards and also will receive restricted stock or restricted stock units of Nuvectra, in an amount that reflects the spin-off to Greatbatch stockholders, by applying the distribution ratio to the Greatbatch restricted stock or restricted stock units as though they were unrestricted Greatbatch shares. Holders of performance-based restricted stock units that will become employees of Nuvectra will have their Greatbatch performance-based restricted stock units converted into time-based restricted stock units of Greatbatch and of Nuvectra. The number of time-based restricted stock units of Greatbatch to be received will be determined based upon achievement of the applicable performance metric for the performance-based restricted stock units for the period through the spin-off date. The number of Nuvectra time-based restricted stock units to be received will then be determined by applying the distribution ratio to the Greatbatch restricted stock units as though they were unrestricted Greatbatch shares. In each case, the Greatbatch and Nuvectra awards together are intended to preserve the value of the original Greatbatch restricted stock or restricted stock units as measured immediately before and immediately after the spin-off. The original Greatbatch restricted stock and restricted stock units and the Nuvectra restricted stock and restricted stock units will be subject to substantially the same terms, vesting conditions and other restrictions that applied to the original Greatbatch restricted stock and restricted stock units, respectively, immediately before the spin-off. However, the performance metric for purposes of determining vesting of performance-based restricted stock units of Greatbatch and Nuvectra that continue to be held after the spin-off will be total stockholder return of Greatbatch common stock, assuming reinvestment in Greatbatch common stock of an amount of cash that is equal to the value of the Nuvectra common stock received in the spin-off, versus the peer group for Greatbatch over the three-year performance period. Dividend equivalent payments, if any, on restricted stock units will be paid by the restricted stock unit holder’s employer (Greatbatch or Nuvectra, as applicable).

Each Greatbatch stock option will be converted into an adjusted Greatbatch stock option and a Nuvectra stock option. Together the adjusted Greatbatch stock option and the Nuvectra stock option are intended to preserve the aggregate value of the original Greatbatch stock option as measured immediately before and immediately after the spin-off. The adjusted Greatbatch stock option is expected to cover the same number of shares as the original Greatbatch stock option, but the exercise price will be adjusted to reflect the spin-off. The Nuvectra stock option will allow the holder to purchase a number of shares of Nuvectra common stock based upon the distribution ratio. The adjusted Greatbatch stock options and the Nuvectra stock options will be subject to substantially the same terms, vesting conditions, post-termination exercise rules, and other restrictions that applied to the original Greatbatch stock option immediately before the spin-off.

License Agreements

Prior to the completion of the spin-off, we will enter into a second amended and restated license agreement with Greatbatch under which we will hold the perpetual, exclusive, worldwide, royalty-free distribution rights for Algovita. In addition, pursuant to this license agreement, Greatbatch will provide us with a perpetual, non-exclusive, worldwide, royalty-free license to use, make and have made the intellectual property underlying our neurostimulation technology platform in all neurostimulation fields of use. Greatbatch will retain the right to use the intellectual property underlying our neurostimulation technology platform to design, manufacture or sell components or medical devices, including leads or IPGs, that are different from the products, including Algovita and its components, in our neurostimulation technology platform.

In connection with the spin-off, we will also enter into a license agreement with Greatbatch under which we will hold the perpetual, exclusive, worldwide, royalty-free distribution rights for NeuroNexus products, systems and components that we currently sell and a perpetual, non-exclusive, worldwide, royalty-free license to use the NeuroNexus intellectual property in all fields of use.

Greatbatch may, at some point in the future, decide to compete with us by using some or all of this intellectual property to develop new components or complete medical devices that are different from the products or components in our neurostimulation technology platform or different from our NeuroNexus products, components and systems, and, under the terms of the license agreements, would not be prohibited from engaging in these activities. In addition, Greatbatch is not restricted from serving as a supplier of components or complete medical devices to our competitors. We do not believe that Greatbatch’s ability to compete with us on component or complete medical device sales or to serve as a supplier to our competitors will have a material adverse impact on our business or results of operations.

Supply Agreement

In connection with the spin-off, our subsidiary, Algostim, will enter into a supply agreement with Greatbatch pursuant to which Greatbatch will manufacture and supply, and Algostim will purchase, fully assembled Algovita systems and all of the components necessary for the production and assembly of Algovita exclusively from Greatbatch. In addition, we will enter into an agreement granting Greatbatch the exclusive right to manufacture for us or supply us with any other future products that we may sell in any other neurostimulation field of use. The supply agreement will contain general terms and provisions, including with respect to (i) part and component specifications and lead time requirements, (ii) delivery, payment and inspection requirements, (iii) warranty and indemnity provisions and (iv) quality requirements. The initial term of the supply agreement will run from its date of execution until the fifth anniversary of the date of FDA approval permitting sales of Algovita in the United States. Beginning not less than 180 days prior to the expiration of the initial term, the parties will agree to negotiate in good faith regarding an extension of the term of the supply agreement. During this 180-day period and continuing until one year following the expiration of the initial term, if Algostim determines to purchase its requirements of any Algovita components from a third party, it must give Greatbatch notice and a right of first negotiation with respect to that purchase, and if these negotiations do not result in a definitive agreement, it must thereafter provide Greatbatch with a right of first refusal before entering into any definitive supply agreement with a third party. We believe that our supply agreement with Greatbatch will be substantially similar to prevailing industry contracts of this type, specifically as it relates to pricing, liabilities and payment terms.

Lease Agreement

In connection with the completion of the spin-off, we will enter into a sublease agreement with Greatbatch Ltd. for                     square feet of office space located in Plano, Texas, which we will use as our corporate headquarters. This sublease agreement will expire in             .

LISTING AND TRADING OF OUR COMMON STOCK

Market for Our Common Stock

There is currently no public trading market for shares of Nuvectra common stock. Nuvectra’s common stock has been approved for listing on the NASDAQ Global Market under the symbol “NVTR”. We cannot predict the trading prices for Nuvectra common stock before or after the spin-off date. The trading price of Nuvectra common stock is likely to fluctuate significantly, particularly until an orderly market develops, and is likely to be influenced by many different factors, including many of which are beyond our control. In addition, the combined trading prices of shares of Nuvectra common stock and Greatbatch common stock held by stockholders after the spin-off may be less than, equal to or greater than the trading price of the Greatbatch common stock prior to the spin-off.

Transferability of Our Shares of Common Stock

Our shares of common stock that will be distributed to Greatbatch’s stockholders in the spin-off will be freely transferable, unless the holder is considered an “affiliate” of ours under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include some or all of our executive officers and directors. As of                     , 2015 after giving effect to the spin-off, we estimate that our directors and executive officers will beneficially own approximately                  shares of our common stock. See “Security Ownership of Certain Beneficial Owners and Management.” Our affiliates may sell our shares of common stock received in the spin-off only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

We plan to file a registration statement on Form S-8 under the Securities Act to register                 shares of common stock that we expect to be authorized for issuance under our equity incentive plan. The shares covered by the S-8 registration statement will be shares of our common stock underlying outstanding stock options, restricted stock units and other equity awards to be issued under our equity incentive plan. This registration statement will become effective immediately upon filing. Shares of our common stock issued pursuant to equity awards after the effective date of our registration statement on Form S-8, other than shares of our common stock issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

DIVIDEND POLICY

Following the spin-off, we do not intend to pay any cash dividends on Nuvectra common stock. The declaration and amount of any future dividends, however, will be determined by our Board of Directors and will depend on our financial condition, earnings, corporate strategy and capital requirements after the spin-off, and any other factors that our Board of Directors believes are relevant.

CAPITALIZATION

The following table sets forth our capitalization and cash and cash equivalents as of July 3, 2015 on (i) an actual basis and (ii) a pro forma basis to give effect to the following adjustments related to the spin-off:

•	the expected cash capital contribution by Greatbatch of $75.0 million to Nuvectra;

•	the distribution of our shares of common stock in the spin-off and resulting elimination of Greatbatch’s net investment in Nuvectra; and

•	an adjustment to deferred taxes reflected on our combined financial statements to reflect Greatbatch’s prior use, in its consolidated federal income tax returns, of the net operating losses and federal research and development tax credits generated by Nuvectra.

See “Unaudited Condensed Combined Pro Forma Financial Statement” for a further description of these adjustments. Actual amounts as of July 3, 2015 have been derived from our unaudited historical condensed combined balance sheet, which is included elsewhere in this information statement. You should read this table together with “Unaudited Condensed Combined Pro Forma Financial Statement,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined financial statements and the related notes included elsewhere in this information statement.

	At July 3, 2015
(dollars in thousands)	Actual	Pro Forma
Cash and Cash Equivalents (1)	$1,674	$

Indebtedness	$—	$

Equity (2)(3):
Common stock, par value $0.001 per share, shares authorized and shares issued and outstanding on a pro forma basis	$—	$
Additional paid-in capital	—
Greatbatch’s net investment	157,914
Accumulated loss	(112,369)

Total equity	45,545

Total Capitalization	$45,545	$

(1)	Immediately prior to the completion of the spin-off, Greatbatch expects to make a cash capital contribution of $75.0 million to Nuvectra. This cash capital contribution, together with our cash on hand, is in an amount that we estimate will, based on our current plans and expectations, meet our cash needs for approximately two years after the completion of the spin-off. After such time, we expect that we will either have positive cash flow from operations or we will be able to access the equity or debt capital markets for additional funding.
(2)	Assumes shares of common stock of Nuvectra outstanding, based upon Greatbatch shares outstanding on , 2015 and an expected distribution ratio of share of common stock of Nuvectra for every share[s] of common stock of Greatbatch.
(3)	For purposes of our combined financial statements, our income tax expense and deferred tax balances have been prepared as if we filed income tax returns on a stand-alone basis separate from Greatbatch. Historically, the net operating losses and federal research and development tax credits generated by Nuvectra have been utilized by Greatbatch, which files a consolidated federal income tax return. Thus, the deferred tax assets reflected in our combined financial statements will not be available for our use and all intercompany payables and receivables with Greatbatch related to these deferred tax assets will be effectively settled upon completion of the spin-off. For additional information regarding this adjustment, see note (b) of the notes to the Unaudited Condensed Combined Pro Forma Financial Statement.

UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL STATEMENT

The following unaudited condensed combined pro forma financial statement consists of the unaudited condensed combined pro forma balance sheet as of July 3, 2015. The unaudited condensed combined pro forma financial statement reported below should be read in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes included elsewhere in this information statement. For purposes of preparing our unaudited condensed combined pro forma financial statement, our condensed combined balance sheet has been adjusted to give effect to pro forma events that are (i) directly attributable to the spin-off transactions and (ii) factually supportable.

The unaudited condensed combined pro forma balance sheet as of July 3, 2015 has been derived from our condensed combined balance sheet, which is included elsewhere in this information statement, and prepared as if the spin-off had occurred on July 3, 2015.

The unaudited condensed combined pro forma balance sheet as of July 3, 2015 has been adjusted to give effect to the following:

•	the expected cash capital contribution by Greatbatch of $75.0 million to Nuvectra;

•	the distribution of our shares of common stock in the spin-off and resulting elimination of Greatbatch’s net investment in Nuvectra; and

•	an adjustment to deferred taxes reflected on our combined financial statements to reflect Greatbatch’s prior use, in its consolidated federal income tax returns, of the net operating losses and federal research and development tax credits generated by Nuvectra.

This unaudited condensed combined pro forma financial statement does not purport to represent what our financial condition would have been had these pro forma adjustments described above occurred on the date indicated. In addition, the unaudited condensed combined pro forma financial statement is provided for illustrative and informational purposes only and is not necessarily indicative of our financial condition as an independent publicly-traded company. The pro forma adjustments described above are factually supported based upon available information and assumptions that management believes are reasonable, but actual results may differ from these pro forma adjustments.

The combined statements of operations of Nuvectra include allocations of expenses from Greatbatch. We believe the allocation of general corporate overhead expenses from Greatbatch to Nuvectra was made on a reasonable basis. The indirect costs allocated to Nuvectra include costs related to the following support functions provided for us by Greatbatch: executive oversight, finance, legal, human resources, tax, information technology, product development, corporate procurement and facilities. Following the spin-off, Greatbatch will continue to provide services related to certain of these functions for us on a transitional basis for a fee pursuant to the transition services agreement described in “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Transition Services Agreement.” The fees payable to Greatbatch under this transition services agreement have not been determined as of the date hereof. Therefore, no pro forma adjustments have been made related to this transition services agreement.

We also expect to incur additional incremental costs on a going forward basis in connection with operating as an independent publicly-traded company. We may also incur additional costs resulting from our spin-off from Greatbatch after the spin-off has been completed. These incremental costs are not included as pro forma adjustments as the total amount to be incurred by us is not estimable at this time.

Our pro forma basic and diluted loss per share for the year ended January 2, 2015 and the six-months ended July 3, 2015 was $          and $        , respectively. The number of shares of Nuvectra common stock used to compute pro forma basic loss per share for the year ended January 2, 2015 and six-months ended July 3, 2015 is                 , the

number of shares expected to be outstanding immediately following the completion of the spin-off. We have not adjusted the number of shares expected to be outstanding immediately following the spin-off to reflect the payment of cash in lieu of fractional shares as the impact is not estimable at this time. Pro forma diluted shares outstanding were not adjusted for the potential dilution of shares related to equity-compensation awards expected to be granted to our employees, as the impact of those shares would be antidilutive.

NUVECTRA

UNAUDITED CONDENSED COMBINED PRO FORMA

BALANCE SHEET

(in thousands except share and per share data)

	At July 3, 2015
	Actual	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$1,674	$	(a)	$
Trade accounts receivable, net of allowance for doubtful accounts	501
Prepaid expenses and other current assets	158

Total current assets	2,333
Property, plant and equipment, net	4,447
Amortizing intangible assets, net	2,128
Goodwill	38,182

Total assets	$47,090	$		$

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and other current liabilities	$565	$
Accrued bonuses	980

Total current liabilities	1,545
Long-term liabilities	—		(b)

Total liabilities	1,545

Equity:
Common stock, par value $0.001 per share, shares authorized and shares issued and outstanding on a pro forma basis	—		(c)
Additional paid-in capital	—		(a)(b)(c)
Greatbatch’s net investment	157,914		(c)
Accumulated loss	(112,369)

Total equity	45,545

Total liabilities and equity	$47,090	$		$

See the accompanying notes to Unaudited Condensed Combined Pro Forma Financial Statement

Notes to Unaudited Condensed Combined Pro Forma Financial Statement

(a)	Cash Capital Contribution

Represents the expected cash capital contribution of $75.0 million to Nuvectra to be made by Greatbatch immediately prior to completion of the spin-off. This cash capital contribution, together with our cash on hand, is in an amount that we estimate will, based on our current plans and expectations, meet our cash needs for approximately two years after the completion of the spin-off. After such time, we expect that we will either have positive cash flow from operations or we will be able to access the equity or debt capital markets for additional funding.

(b)	Deferred Tax Adjustment

For purposes of our combined financial statements, our income tax expense and deferred tax balances have been prepared as if we filed income tax returns on a stand-alone basis separate from Greatbatch. Historically, the net operating losses and federal research and development tax credits generated by Nuvectra have been utilized by Greatbatch, which files a consolidated federal income tax return. Thus, the deferred tax assets reflected in our combined financial statements will not be available for our use and all intercompany payables and receivables with Greatbatch related to these deferred tax assets will be effectively settled upon completion of the spin-off. After removal of the deferred tax assets utilized by Greatbatch, as well as the corresponding valuation allowance, the appropriate net deferred tax liability will be established. As an independent publicly-traded company, our deferred taxes and effective tax rate may differ significantly from those in the historical periods.

(c)	Distribution Adjustments

Reflects the reclassification of Greatbatch’s net investment in Nuvectra as additional paid-in capital with a required balancing entry to reflect the par value of our common stock being distributed in the spin-off.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis describes the factors that had a material effect on our results of operations during the six-months ended July 3, 2015 as compared to the six-months ended July 4, 2014 and the year ended January 2, 2015 as compared to the year ended January 3, 2014. Also discussed is our financial position as of the end of those periods. You should read this discussion and analysis in conjunction with our combined financial statements and the notes to those combined financial statements and the unaudited condensed combined pro forma financial statement and the notes to the unaudited condensed combined pro forma financial statement included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, contains forward-looking statements. Actual results could differ materially from those contained in any forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with such statements.

Introduction

Our results of operations after completion of the spin-off may be different than our results of operations prior to completion of the spin-off. These differences may result from, among other things, the impact of operating as an independent publicly-traded company, and the impact of, and transactions contemplated by, the separation and distribution agreement and various other transaction agreements between us and Greatbatch summarized under “Our Relationship with Greatbatch After the Spin-Off.”

This MD&A is intended to assist you in understanding the recent pre-spin-off performance of our business, our financial condition and our future prospects. The following will be discussed and analyzed:

•	Spin-Off From Greatbatch

•	Business Overview

•	Strategic and Financial Overview

•	Cost Savings and Consolidation Efforts

•	Discussion of Financial Results

•	Liquidity and Capital Resources

•	Critical Accounting Policies and Use of Estimates

•	Impact of Recently Issued Accounting Standards

•	Inflation

•	Off-Balance Sheet Arrangements

•	Legal Matters

•	Quantitative and Qualitative Disclosures About Financial Risk

Spin-Off From Greatbatch

On July 30, 2015, Greatbatch announced that it intended to spin-off Nuvectra and its neuromodulation medical device business from the remainder of its business through a tax-free distribution of all of the issued and outstanding shares of common stock of Nuvectra to the stockholders of Greatbatch on a pro rata basis. The entity being spun-off is composed of Nuvectra and its subsidiaries Algostim and PelviStim, and Greatbatch’s NeuroNexus subsidiary, the shares of which are being transferred to us by Greatbatch in connection with the spin-off. Immediately prior to completion of the spin-off, QiG Group will convert from a limited liability company into Nuvectra Corporation, a Delaware corporation. Following the completion of the spin-off, Greatbatch’s stockholders will own 100% of the outstanding common stock of both Greatbatch and Nuvectra.

The spin-off will not require a vote by Greatbatch stockholders. The following discussion and analysis is based upon our combined operating results and financial condition. For additional information regarding our spin-off from Greatbatch, see “The Spin-Off”.

Business Overview

We are a neuromodulation medical device company focused on the development and commercialization of our neurostimulation technology platform for treatment of various disorders through stimulation of tissues associated with the nervous system. We operate as a single reportable segment. Algovita is the first application of our neurostimulation technology platform and is indicated for the treatment of chronic pain of the trunk and limbs. We are in the process of developing additional applications for our neurostimulation technology platform. We are currently working to develop our platform into complete medical device systems for use in the SNS and DBS markets.

We submitted a premarket approval application for Algovita to the FDA in December 2013. In April 2015, we announced receipt of a letter from the FDA informing us that our premarket approval application for Algovita is approvable subject to completion of an FDA inspection that finds that the manufacturing facilities, methods and controls used in the production of Algovita comply with the applicable requirements of the FDA’s Quality System Regulation. We expect to obtain final approval of our premarket approval application for Algovita during the fourth quarter of 2015 and to launch Algovita commercially in the United States shortly thereafter. Algovita obtained CE mark approval on June 17, 2014 through our notified body, TÜV SÜD America, and has been commercially available to patients in Germany and several other European countries since November 2014. Algovita is being commercialized through our Algostim subsidiary that is currently 89% owned by us. Under the operating agreement governing Algostim, we fund 100% of the expenses incurred by Algostim. No distributions are made to minority holders until we are reimbursed for these expenses. Any potential future distributions will be applied first to return the contributions made by the minority partners and thereafter will be made pro rata based upon ownership percentages.

One of our other subsidiaries, PelviStim, which is focused on the commercialization of our neurostimulation technology platform for SNS is also currently 89% owned by us. Under the operating agreement governing PelviStim, we fund 100% of the expenses incurred by PelviStim. No distributions are made to minority holders until we are reimbursed for these expenses. Any potential future distributions will be applied first to return the contributions made by minority partners and thereafter will be made pro rata based upon ownership percentages.

Our results also include the operations of our subsidiary NeuroNexus, which was originally acquired by Greatbatch in February 2012 and the shares of which are being transferred to Nuvectra in connection with the spin-off. NeuroNexus offers high-value neural interface technology and devices across a wide range of functions including neuromonitoring and recording, electrical and optical stimulation, and targeted drug delivery applications that complement our existing neurostimulation technology platform. We intend to incorporate NeuroNexus’ technologies into our neurostimulation technology platform.

Our revenues include sales of neural interface technology, components and systems to the neuroscience and clinical markets and a limited release of Algovita in Europe. We expect that our future revenues will come primarily from sales of neurostimulation medical device products, including Algovita, particularly after it is launched commercially in the United States, technology licensing and royalty fees and development and engineering service fees.

Our expenses include an allocation of general corporate overhead expenses from Greatbatch relating to the following support functions provided for us by Greatbatch: executive oversight, finance, legal, human resources, tax, information technology, product development, corporate procurement and facilities. Following the spin-off, Greatbatch will continue to provide services related to certain of these functions for us on a transitional basis for a fee pursuant to the transition services agreement described in “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Transition Services Agreement.”

Strategic and Financial Overview

We are a neuromodulation medical device company formed in 2008 to design and develop our neurostimulation technology platform for use in multiple different indications. Since our inception, the majority of our resources have been spent designing and developing Algovita. SCS was chosen as the first sector of the neurostimulation market to pursue as we believe that it is a high growth and established market, there is an established regulatory and reimbursement pathway, and we believe that there are significant unmet needs in the SCS market. We believe Algovita has significant competitive advantages over existing SCS systems since it is based on our differentiated neurostimulation technology platform that is user friendly and offers a broad set of capabilities.

We have a history of significant net losses and we expect to continue to incur net losses for the foreseeable future. We expect that future revenue growth will come largely from sales of Algovita in the United States market once FDA approval is received. We expect to obtain final approval of our premarket approval application for Algovita during the fourth quarter of 2015 and to launch Algovita commercially in the United States shortly thereafter.

Since submitting our premarket approval application for Algovita, we have accelerated the process of leveraging our neurostimulation technology platform for other sectors of the neurostimulation market such as DBS, SNS and other emerging indications. We also intend to pursue strategic partnerships to fund clinical and development costs of new products, expand our product distribution channels, improve our access to physicians and opinion leaders, supplement our product commercialization efforts, obtain assistance in performing clinical studies, add specialized clinical or regulatory expertise or acquire or obtain access to complementary intellectual property.

The main factors driving the $1.3 million, or 12%, increase in net loss from the first six-months of 2014 to the first six-months of 2015 were as follows:

•	Increase in costs related to the shutdown of our Cleveland, Ohio facility (Other Operating Expenses (Income), Net);

•	Decrease in gains from NeuroNexus contingent consideration, which were fully recognized by the end of 2014 (Other Operating Expenses (Income), Net);

•	Increase in salary and employee benefit costs as we begin to build our worldwide sales organization and hire various management and corporate support personnel in anticipation of and preparation for becoming an independent publicly-traded company (SG&A); and

•	Lower RD&E expenses in connection with the development of Algovita, which was completed in 2014.

The main factor driving the $2.6 million, or 11%, decrease in our net loss from fiscal year 2013 to fiscal year 2014 was the $4.2 million, or 73%, decrease in DVT as we performed rigorous testing of Algovita during 2013 prior to our premarket approval application submission.

Cost Savings and Consolidation Efforts

In fiscal years 2014 and 2015, we recorded charges in Other Operating Expenses (Income), Net related to the shutdown of our Cleveland, Ohio facility. This initiative was undertaken to better align our resources and improve our operational efficiencies. Total restructuring charges expected to be incurred in connection with this initiative are between $1.4 million and $1.8 million, of which $1.3 million has been incurred through the first six-months of 2015. This initiative is expected to be completed by the end of 2015. Once completed, this initiative is expected to result in cost savings of approximately $1.0 million to $1.5 million per year. See note 5 “Other Operating Expenses (Income), Net” of the notes to our combined financial statements included elsewhere in this information statement for additional information about the timing, cash flow impact and amount of future expenditures for this initiative.

Discussion of Financial Results

We utilize a fifty-two, fifty-three week fiscal year ending on the Friday nearest December 31. Fiscal years 2014 and 2013 ended on January 2, 2015 and January 3, 2014, respectively. Fiscal year 2014 contained fifty-two weeks. Fiscal year 2013 contained fifty-three weeks. The first six-months of 2015 and 2014 ended on July 3, and July 4, respectively, and each contained 26 weeks.

	Six Months Ended		YTD 2015 vs. YTD 2014		Year Ended		2014 vs. 2013
Dollars in thousands	July 3, 2015	July 4, 2014	$ Change	% Change	January 2, 2015	January 3, 2014	$ Change	% Change
Sales
Neural interface components and systems	$1,754	$1,551	$203	13%	$3,466	$3,043	$423	14%
Algovita SCS system	917	—	917	100%	230	—	230	100%

Total sales	2,671	1,551	1,120	72%	3,696	3,043	653	21%
Cost of sales	1,937	765	1,172	153%	1,769	1,231	538	44%

Gross profit	734	786	(52)	-7%	1,927	1,812	115	6%
Gross profit as a % of sales	27.5%	50.7%			52.1%	59.5%
Selling, general and administrative expenses (“SG&A”)	4,276	3,017	1,259	42%	6,704	6,852	(148)	-2%
SG&A as a % of total operating expenses	34.4%	26.9%			28.7%	26.5%

Research, development, and engineering costs, net (“RD&E”)	5,882	7,566	(1,684)	-22%	14,984	13,311	1,673	13%
RD&E as a % of total operating expenses	47.3%	67.5%			64.1%	51.4%
Design verification testing expenses (“DVT”)	1,809	1,158	651	56%	1,588	5,793	(4,205)	-73%
DVT as a % of total operating expenses	14.6%	10.3%			6.8%	22.4%
Other operating expenses (income), net	458	(538)	996	NA	95	(63)	158	NA

Loss before provision for income taxes	(11,691)	(10,417)	(1,274)	12%	(21,444)	(24,081)	2,637	-11%
Provision for income taxes	—	—	—	NA	—	—	—	NA
Effective tax rate	0.0%	0.0%			0.0%	0.0%

Net loss	$(11,691)	$(10,417)	$(1,274)	12%	$(21,444)	$(24,081)	$2,637	-11%

Six-Months Ended July 3, 2015 Compared With Six-Months Ended July 4, 2014

Sales

Neural Interface Components and System. Neural interface components and systems consist of sales of neural interface technology, components, and systems to the neuroscience and clinical markets. The primary factor behind the 13% increase in sales from the first six-months of 2014 to the first six-months of 2015 was market growth as well as the introduction of the NeuroNexus SmartBox™ portable control and data streaming system, which was launched in the first quarter of 2014. SmartBox™ sales increased from $75 thousand for the first six-months of 2014 to $165 thousand for the first six months of 2015. We do not believe that price fluctuations significantly impacted sales from the first six-months of 2014 to the first six-months of 2015. We expect sales for this product line to grow by double digit percentages during 2015 as SmartBox™ sales continue to ramp up.

Algovita SCS System. The increase in sales from the first six-months of 2014 to the first six-months of 2015 was due to the limited release of Algovita in Europe, which began during the fourth quarter of 2014. In April 2015, we announced receipt of a letter from the FDA informing us that our premarket approval application for Algovita is approvable subject to completion of an FDA inspection that finds that the manufacturing facilities, methods and controls used in the production of Algovita comply with the applicable requirements of the FDA’s Quality System Regulation. We expect to obtain final approval of our premarket approval application for Algovita during the fourth quarter of 2015 and to launch Algovita commercially in the United States shortly thereafter. We expect to continue to build our worldwide sales organization for Algovita consisting of direct sales representatives and independent sales agents in the United States and a network of distributors and independent sales agents outside of the United States to support future growth.

Cost of Sales

Cost of sales consists of the costs of raw materials used in the manufacture of products, labor costs, amortization of technology intangibles, and plant and equipment depreciation and overhead. The primary factor behind the 153% increase in cost of sales from the first six-months of 2014 to the first six-months of 2015 was the increased revenue as discussed above. Cost of sales will continue to increase as our sales continue to grow.

From the first six-months of 2014 to the first six-months of 2015 our gross profit decreased $52 thousand or 7%. Additionally, our gross profit as a percentage of sales, or Gross Margin, decreased to 27.5% in the first six-months of 2015 from 50.7% in the first six-months of 2014. These decreases were primarily due to the addition of Algovita sales in the 2015 period, which had a negative Gross Margin. The Algovita units sold in the first six-months of 2015 had negative gross profit of $187 thousand as the cost of purchasing these units from Greatbatch was above their selling price given the low volume of production. The price we pay to Greatbatch for each Algovita system is governed by purchase orders with Greatbatch. Entry by our subsidiary, Algostim, into a supply agreement with Greatbatch in connection with the completion of the spin-off is not expected to materially impact the price we pay for Algovita or any of its components as compared to the price we paid for Algovita and its components prior to the spin-off. We believe that our supply agreement with Greatbatch will be substantially similar to prevailing industry contracts of this type. See “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Supply Agreement” included elsewhere in this information statement for additional information regarding this supply agreement. However, going forward, our Gross Margin is expected to improve as we grow sales volume. These Gross Margin improvements are not expected until after Algovita is launched in the United States.

Selling, General and Administrative Expenses

SG&A expenses consist primarily of personnel costs, including salary and employee benefits for our sales and marketing personnel and a corporate allocation from Greatbatch for personnel that support our general operations, such as information technology, executive management, financial accounting and human resources personnel. SG&A expenses increased $1.3 million, or 42%, from the first six-months of 2014 to the first six-months of 2015. This increase was primarily the result of increased salary and employee benefits as we begin to build our worldwide sales organization and hire management and corporate support personnel in anticipation of, and preparation for, becoming an independent publicly-traded company.

Going forward we expect SG&A expenses to ramp up significantly as we build our worldwide sales organization consisting of direct sales representatives and independent sales agents in the United States and a network of distributors and independent sales agents outside of the United States. We expect that this will require recruiting appropriate direct sales representatives and independent sales agents, establishing a commercial infrastructure in the United States, and training our direct sales representatives and independent sales agents, and will require a significant investment by us. Thereafter, we expect that our sales representatives and independent sales agents will require lead time in the field to grow their network of accounts and produce sales results. We believe that successfully recruiting and training a sufficient number of productive sales representatives and independent sales agents is important in achieving our future growth objectives.

After the completion of the spin-off, our SG&A expenses will no longer include an allocation of corporate expenses from Greatbatch, but instead will reflect fees paid to Greatbatch to provide certain corporate support functions on a transitional basis under the transition services agreement as described in “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Transition Services Agreement.” These corporate allocations included charges for executive oversight, finance, legal, human resources, tax, information technology, product development, corporate procurement, and facilities that totaled to $517 thousand and $486 thousand of SG&A expenses for the first six months of 2015 and 2014, respectively. These expenses have been charged to us on a pro rata basis based upon estimated hours incurred, headcount, square footage, or other measures. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that would have been incurred if we operated as an independent publicly-traded company or of the costs we will incur in the future after completion of the Spin-off. At this time, we are unable to determine what our expenses would have been on a standalone basis if we had operated as an unaffiliated entity for each period in which a statement of operations is presented.

Research, Development and Engineering Costs, Net

RD&E costs primarily include salary and employee benefits for our specialists in software engineering, mechanical engineering, electrical engineering and graphical user interface design. Many of these specialists have considerable experience in neurostimulation-related products. Partially offsetting RD&E costs were cost reimbursements from government grants that were awarded to NeuroNexus. RD&E costs were as follows (in thousands):

	Six Months Ended
	July 3, 2015	July 4, 2014
Research, development and engineering costs	$5,882	$8,231
Less: cost reimbursements	—	(665)

Total research, development and engineering costs, net	$5,882	$7,566

RD&E costs for the first half of 2015 decreased $1.7 million, or 22%, from the first half of 2014. This decrease was due to lower costs incurred for the development of Algovita, which was completed in 2014. These cost reductions were mainly achieved through the shutdown of our Cleveland, Ohio facility during the second half of 2014. Partially offsetting these decreased costs was lower cost reimbursements due to the expiration of government grants in the second half of 2014 that were originally awarded to NeuroNexus, and which Greatbatch was not eligible to renew.

We expect to invest in product development and clinical studies to improve and further develop our existing technologies and to expand the features offered in Algovita. We also intend to pursue strategic partnerships to fund clinical and development costs, in part or in full, of new products, expand our product distribution channels, improve our access to physicians and opinion leaders, supplement our product commercialization efforts, obtain assistance in performing clinical studies, add specialized clinical or regulatory expertise or acquire or obtain access to complementary intellectual property.

Design Verification Testing Expenses

DVT expenses primarily include salary and employee benefits for our engineers who test the design and materials used in our medical devices. These costs were predominantly incurred during 2012 and 2013 as we rigorously tested Algovita prior to our premarket approval application submission in December 2013. These costs increased $651 thousand, or 56%, from the first half of 2014 to the first half of 2015 as a result of the costs incurred for testing PelviStim. Going forward, we will incur DVT costs for other medical devices using our neurostimulation technology platform, but we do not expect these costs to rise to the level of fiscal year 2013 as we expect to leverage our existing neurostimulation technology platform for these devices or share these costs with strategic partners.

Other Operating Expenses (Income), Net

Other operating expenses (income), net were comprised of the following (in thousands):

	Six Months Ended
	July 3, 2015	July 4, 2014
Cleveland facility shutdown	$426	$46
NeuroNexus integration income	—	(620)
Other expenses	32	36

	$458	$(538)

For additional information, see note 5 “Other Operating Expenses (Income), Net” of the notes to our condensed combined financial statements included elsewhere in this information statement.

Provision for Income Taxes

For purposes of our combined financial statements, our income tax expense and deferred tax balances have been prepared as if we filed income tax returns on a stand-alone basis separate from Greatbatch. As a stand-alone entity, our deferred taxes and effective tax rate may differ significantly from those in the historical periods.

During the first six-months of 2014 and 2015, we recorded a valuation allowance for the amount of the deferred tax asset that was generated from our net losses and federal research and development tax credit earned to the extent they exceeded any deferred tax liability, as it was more likely than not that the deferred tax asset generated from those activities will not be realized. Accordingly, our provision for income taxes for the first six-months of 2014 and 2015 was $0. Historically, the net operating losses and federal research and development tax credits generated by Nuvectra have been utilized by Greatbatch, which files a consolidated federal income tax return. Thus, the deferred tax assets reflected in our combined financial statements will not be available to Nuvectra upon completion of the spin-off. See note 6 “Income Taxes” of the notes to our condensed combined financial statements included elsewhere in this information statement for disclosures related to our income taxes.

Year Ended January 2, 2015 Compared With Year Ended January 3, 2014

Sales

Neural Interface Components and Systems. Neural interface components and systems consist of sales of neural interface technology, components, and systems to the neuroscience and clinical markets. The primary factor behind the 14% increase in sales from fiscal year 2013 to fiscal year 2014 was market growth as well as the introduction of the NeuroNexus SmartBox™ portable control and data streaming system, which was launched in the first quarter of 2014. SmartBox™ sales totaled $195 thousand for 2014. We do not believe that price fluctuations significantly impacted sales from fiscal year 2013 to fiscal year 2014. We expect sales for this product line to grow by double digit percentages during fiscal year 2015 as these new products continue to ramp up.

Algovita SCS System. The increase in sales from fiscal year 2013 to fiscal year 2014 was due to the limited release in Europe of Algovita beginning in the fourth quarter of 2014 after CE mark approval was obtained in June 2014. In April 2015, we announced receipt of a letter from the FDA informing us that our premarket approval application for Algovita is approvable subject to completion of an FDA inspection that finds that the manufacturing facilities, methods and controls used in the production of Algovita comply with the applicable requirements of the FDA’s Quality System Regulation.

Cost of Sales

Cost of sales consists of the costs of raw materials used in the manufacture of products, labor costs, amortization of technology intangibles, and plant and equipment depreciation and overhead. The primary driver behind the 44% increase in cost of sales from fiscal year 2013 to fiscal year 2014 was the increased revenue as discussed above. Cost of sales will continue to increase as our sales continue to grow.

From fiscal year 2013 to fiscal year 2014 our gross profit increased $115 thousand, or 6%, due to our increased sales of neural interface components and systems. Our Gross Margin decreased to 52.1% in fiscal year 2014 from 59.5% in fiscal year 2013 due to the addition of Algovita sales in fiscal year 2014. The Algovita units sold in fiscal year 2014 had no gross profit as the cost to purchase these units from Greatbatch was equal to their selling price given the low volume of production. Going forward, our Gross Margin is expected to improve as we grow sales volume. These Gross Margin improvements are not expected until after Algovita is launched in the United States.

Selling, General and Administrative Expenses

SG&A expenses consist primarily of personnel costs, including salary and employee benefits for our sales and marketing personnel and a corporate allocation from Greatbatch for personnel that support our general operations such as information technology, executive management, financial accounting and human resources personnel. SG&A costs for fiscal year 2014 remained relatively consistent with fiscal year 2013.

Going forward, we expect SG&A expenses to ramp up significantly as we build our worldwide sales organization consisting of direct sales representatives and independent sales agents in the United States and a network of distributors and independent sales agents outside of the United States. We expect that this will require recruiting appropriate direct sales representatives and independent sales agents, establishing a commercial infrastructure in the United States, and training our direct sales representatives and independent sales agents, and will require a significant investment by us. Thereafter, we expect that our sales representatives and independent sales agents will require lead time in the field to grow their network of accounts and produce sales results. We believe that successfully recruiting and training a sufficient number of productive sales representatives and independent sales agents is important in achieving our future growth objectives.

In addition to our sales representatives, we will increase SG&A expenses in connection with operating as an independent publicly-traded company, including the hiring of various management and corporate support personnel. These SG&A expenses will continue to increase in connection with the launch of Algovita in the United States, and thus will continue to negatively impact our financial results for the foreseeable future.

After the completion of the spin-off, our SG&A expenses will no longer include an allocation of corporate expenses from Greatbatch, but instead will reflect fees paid to Greatbatch to provide certain corporate support functions on a transitional basis under the transition services agreement as described in “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Transition Services Agreement.” These corporate allocations included charges for executive oversight, finance, legal, human resources, tax, information technology, product development, corporate procurement, and facilities that totaled to $985 thousand and $991 thousand of SG&A expenses for fiscal year 2014 and 2013, respectively. These expenses have been charged to us on a pro rata basis based upon estimated hours incurred, headcount, square footage, or other measures. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that would have been incurred if we operated as an independent publicly-traded company or of the costs we will incur in the future after completion of the Spin-off. At this time, we are unable to determine what our expenses would have been on a standalone basis if we had operated as an unaffiliated entity for each period in which a statement of operations is presented.

Research, Development and Engineering Costs, Net

RD&E costs primarily include salary and employee benefits for our specialists in software engineering, mechanical engineering, electrical engineering and graphical user interface design. Many of these specialists have considerable experience in neurostimulation-related products. Partially offsetting RD&E costs were cost reimbursements from government grants that were awarded to NeuroNexus. RD&E costs were as follows (in thousands):

	Year Ended
	January 2, 2015	January 3, 2014
Research, development and engineering costs	$15,649	$15,290
Less: cost reimbursements	(665)	(1,979)

Total research, development and engineering costs, net	$14,984	$13,311

RD&E costs for fiscal year 2014 increased $1.7 million, or 13%, from fiscal year 2013 as we began to invest resources towards developing medical device systems for other emerging indications. Additionally, $1.1 million of this increase in RD&E costs relates to the expiration of government grant cost reimbursements in the second half of fiscal year 2014 that were originally awarded to NeuroNexus, and which Greatbatch was not eligible to renew.

Design Verification Testing Expenses

DVT expenses primarily include salary and employee benefits for our engineers who test the design and materials used in our medical devices. These costs were predominantly incurred during fiscal years 2012 and 2013 as we rigorously tested Algovita prior to our premarket approval application submission in December 2013. These costs declined $4.2 million, or 73%, from fiscal year 2013 to fiscal year 2014. Going forward, we will incur DVT costs for other medical devices using our neurostimulation technology platform, but we do not expect these costs to rise to the level of fiscal year 2013 as we will leverage our neurostimulation technology platform for these medical devices or share these costs with strategic partners.

Other Operating Expenses (Income), Net

Other operating expenses (income), net were comprised of the following (in thousands):

	Year Ended
	January 2, 2015	January 3, 2014
Cleveland facility shutdown	$860	$—
NeuroNexus integration income	(840)	(690)
NeuroNexus IPR&D write-off	—	540
Other expenses	75	87

	$95	$(63)

For additional information, see note 5 “Other Operating Expenses (Income), Net” of the notes to our combined financial statements included elsewhere in this information statement.

Provision for Income Taxes

For purposes of the combined financial statements, our income tax expense and deferred tax balances have been prepared as if we filed income tax returns on a stand-alone basis separate from Greatbatch. As a stand-alone entity, our deferred taxes and effective tax rate may differ significantly from those in the historical periods.

During fiscal year 2013 and fiscal year 2014, we recorded a valuation allowance for the amount of the deferred tax asset that was generated from our net losses and federal research and development tax credit earned to the extent they exceeded any deferred tax liability as it was more likely than not that the deferred tax asset generated from those activities will not be realized. Accordingly, our provision for income taxes for fiscal year 2013 and fiscal year 2014 was $0. Historically, the net operating losses and federal research and development tax credits generated by Nuvectra have been utilized by Greatbatch, which files a consolidated federal income tax return. Thus, the deferred tax assets reflected in our combined financial statements will not be available to Nuvectra upon completion of the spin-off. See note 6 “Income Taxes” of the notes to our combined financial statements included elsewhere in this information statement for disclosures related to our income taxes.

Liquidity and Capital Resources

Greatbatch uses a centralized approach to cash management and financing of operations. We are currently a party to Greatbatch’s cash pooling arrangements with several financial institutions to maximize the availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash is provided by

Greatbatch to meet our financial obligations, which results in an increase in Greatbatch’s net investment in us as specified in our combined balance sheets. This financing and cash pooling arrangement with Greatbatch will end in connection with the completion of the spin-off.

Greatbatch’s outstanding indebtedness owed to third parties and the related interest expense have not been allocated to us for any of the periods presented in our combined financial statements as we were not the legal obligor of the debt obligation and Greatbatch’s outstanding borrowings were not directly attributable to our operations.

We have incurred significant net losses and negative cash flows from operations since our inception and we expect to continue to incur additional net losses for the foreseeable future. We had negative cash flow from operations of $19.8 million and $24.0 million for the years ended January 2, 2015 and January 3, 2014, respectively, and an accumulated loss of $100.7 million as of January 2, 2015. In addition, we had negative cash flow from operations of $10.9 million and $10.2 million for the six-months ended July 3, 2015 and July 4, 2014, respectively, and an accumulated loss of $112.4 million as of July 3, 2015.

Immediately prior to the completion of the spin-off, Greatbatch expects to make a cash capital contribution of $75.0 million to Nuvectra, which we will use for the development and commercialization of Algovita and otherwise for general corporate purposes. Additionally, we intend to pursue strategic partnerships with third parties to, among other things, fund clinical and development costs, in part or in full, for new product offerings. This cash capital contribution, together with our cash on hand, is in an amount that we estimate will, based on our current plans and expectations, meet our cash needs for approximately two years after the completion of the spin-off. After such time, we expect that we will either have positive cash flow from operations or we will be able to access the equity or debt capital markets for additional funding. However, pursuant to the terms of the tax matters agreement with Greatbatch, for a period of two years following the date of the spin-off, we will be prohibited from (i) facilitating or otherwise participating in any acquisition (or deemed acquisition) of our shares of common stock that would result in the spin-off being treated as part of a plan pursuant to which a fifty percent or greater interest (by vote or value) is acquired (or deemed acquired) by any stockholder; (ii) issuing any shares of our common stock or any capital stock of any of our subsidiaries or any instrument that is convertible into shares of our common stock other than those issuances that meet certain requirements set forth in the IRS’ rules and regulations; (iii) redeeming or otherwise repurchasing shares of our common stock other than pursuant to open market stock repurchases that meet certain requirements set forth in the IRS’ rules and regulations; or (iv) transferring, selling or liquidating all or substantially all of our assets or ceasing to maintain an active business. If we take any of these actions and such actions result in tax-related losses for Greatbatch, then we would generally be required to indemnify Greatbatch for such losses. See “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Tax Matters Agreement” for additional information regarding our tax matters agreement with Greatbatch. If we are unable to raise or prohibited under the terms of the tax matters agreement with Greatbatch from raising additional funds when needed, we may be required to delay, reduce, or terminate some or all of our development plans.

Currently, we expect our research and development expenses for fiscal 2015 to be approximately $10 million to $15 million. These expenditures are primarily to continue our research and development program to enhance Algovita and develop our neurostimulation technology platform for uses in indications outside of SCS. We expect to finance our expenditures using the cash on-hand from the Greatbatch capital contribution or from internally generated funds. We may increase, decrease or re-allocate our anticipated expenditures during any period based on industry conditions, the availability of capital or other factors. We believe that nearly all of our anticipated research and development expenditures are discretionary.

Net cash used in operating activities was $10.9 million for the first six-months of 2015 compared to $10.2 million for the first six-months of 2014. Net cash used in operating activities was $19.8 million for fiscal year 2014 compared to $24.0 million for fiscal year 2013. The primary components of cash used in operating activities were our net losses (adjusted to exclude non-cash charges) and changes in working capital accounts.

The primary factor behind the $4.2 million decrease in cash used in operating activities for fiscal year 2014 compared to fiscal year 2013 was lower DVT costs.

Net cash used in investing activities was $0.4 million for the first six-months of 2015 and $0.1 million for the first six-months of 2014. Net cash used in investing activities was $1.3 million for fiscal year 2014 compared to $1.8 million for fiscal year 2013. Cash used in investing activities related to the purchases of property, plant and equipment, or PP&E. During the first quarter of 2015, Greatbatch contributed a building and certain fixed assets located in Blaine, Minnesota to us for use in our operations, which had a net book value of $1.8 million as these assets were now being fully utilized by Nuvectra. Previously, these assets were shared by various Greatbatch entities and costs were allocated to each entity by Greatbatch. Additionally, during the first half of 2015, we transferred certain machinery and equipment with a net book value of $2.0 million, which previously had been used for DVT, to Greatbatch to utilize in the production of Algovita. For purposes of the first six-months of 2015 condensed combined cash flow statement, these transfers were treated as non-cash transactions.

Net cash provided by financing activities was $12.5 million for the first six-months of 2015 compared to $10.2 million for the first six-months of 2014. Net cash provided by financing activities was $20.3 million for fiscal year 2014 compared to $26.8 million for fiscal year 2013. During each period presented, cash provided by financing activities was composed entirely of the investment provided by Greatbatch in order to fund our operations and working capital expenditures.

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of financial conditions and results of operations are based upon our combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. Preparation of our combined financial statements in accordance with GAAP requires us to make estimates and assumptions that affect reported amounts and related disclosures. The methods, estimates, and judgments we use in applying our accounting policies have a significant impact on the results we report in our combined financial statements and MD&A. Management considers an accounting estimate to be critical if (1) it requires assumptions to be made that were uncertain at the time the estimate was made; and (2) changes in the estimate or different estimates that could have been selected could have a material impact on our combined financial statements. Our critical accounting policies and estimates are described below. We also have other accounting policies that we consider key accounting policies, such as our accounting policies regarding revenue recognition; however, these accounting policies do not meet the definition of critical accounting estimates, because they do not generally require us to make estimates or judgments that are difficult or subjective at the time made and that could materially impact our combined financial statements.

Combined results of operations, financial condition and cash flows of Nuvectra

We have historically operated as part of Greatbatch and not as a separate stand-alone entity. Our combined financial statements have been prepared on a “combined” basis from the consolidated financial statements of Greatbatch to represent our financial position and performance as if we existed on a stand-alone basis during each of the fiscal years and interim periods presented in the combined financial statements; and as if Financial Accounting Standards Board, or FASB, Accounting Standard Codification, or ASC, Topic 810, “Consolidation,” had been applied throughout. Our combined financial statements have been prepared in conformity with GAAP, by aggregating financial information from the components of Nuvectra described in note 1 “Summary of Significant Accounting Policies” of the notes to our combined financial statements, included elsewhere in this information statement. The accompanying combined financial statements only include assets and liabilities that management has determined are specifically identifiable with us and allocations of direct costs and indirect costs attributable to our operations. Indirect costs relate to certain support functions that are provided on a centralized basis within Greatbatch. The support functions provided to us by Greatbatch include executive oversight, finance, legal, human resources, tax, information technology, product development, corporate procurement, and facilities.

Corporate overhead allocations from Greatbatch for the fiscal year ended January 2, 2015 and January 3, 2014, amounted to $3.0 million and $2.4 million, respectively. Corporate overhead allocations for the six-months ended July 3, 2015 and July 4, 2014 amounted to $1.4 million and $1.5 million, respectively. These expenses have been charged to us on a pro rata basis based upon estimated hours incurred, headcount, square footage, or other measures. Management considers the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that would have been incurred if we were an independent publicly-traded company or of the costs we will incur in the future. At this time, we are unable to determine what our expenses would have been on a standalone basis if we had operated as an unaffiliated entity for each period in which a statement of operations is presented.

Valuation of goodwill and other identifiable intangible assets

When we acquire a company, we allocate the purchase price to the tangible and intangible assets we acquire and liabilities we assume based on their fair value at the date of acquisition. Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. In addition to goodwill, some of our historical intangible assets were considered non-amortizing intangible assets as they are expected to generate cash flows indefinitely. Goodwill and indefinite-lived intangible assets are not amortized but are required to be assessed for impairment on an annual basis or more frequently if certain indicators are present. Definite-lived intangible assets are amortized over their estimated useful lives and are assessed for impairment if certain indicators are present.

Greatbatch’s goodwill has resulted from multiple historical acquisitions. These acquisitions were integrated into Greatbatch including its QiG Group reporting unit. A portion of the assets acquired by Greatbatch giving rise to this goodwill (i.e., work force intangibles) will be allocated to us in connection with the spin-off. Accordingly, $38.2 million of Greatbatch’s historical Goodwill was allocated to us based upon the relative fair value method as of December 2013. This date was chosen as this was the date QiG Group became a reportable segment for Greatbatch after its corporate realignment. The following discussion of assumptions and approach used describes the methodology we used for both our annual impairment tests and the initial relative fair value allocation.

Assumptions/Approach Used. We base the fair value of identifiable intangible assets on detailed valuations that use information and assumptions provided by management. The fair values of intangible assets are determined using one of three valuation approaches: market, income or cost. The selection of a particular method depends on the reliability of available data and the nature of the asset. The market approach values the asset based on available market pricing for comparable assets. The income approach values the asset based on the present value of risk adjusted cash flows projected to be generated by that asset. The projected cash flows for each asset considers multiple factors from the perspective of a marketplace participant, including current revenue from existing customers, attrition trends, reasonable contract renewal assumptions, royalty rates and expected profit margins giving consideration to historical and expected margins. The cost approach values the asset by determining the current cost of replacing that asset with another of equivalent economic utility. The cost to replace the asset reflects the estimated reproduction or replacement cost, less an allowance for loss in value due to depreciation or obsolescence, with specific consideration given to economic obsolescence if indicated.

We perform an annual review on the last day of each fiscal year, or more frequently if indicators of potential impairment exist, to determine if the recorded goodwill and other indefinite-lived intangible assets are impaired. We assess goodwill for impairment by comparing the fair value of our reporting unit to its carrying value to determine if there is potential impairment. When evaluating goodwill for impairment, we may first perform an assessment of qualitative factors, referred to as the “step-zero” approach, to determine if the fair value of the reporting unit is more-likely-than-not greater than its carrying amount. If, based on the review of the qualitative factors, we determine it is more-likely-than-not that the fair value of the reporting unit is greater than its carrying value, the required two-step quantitative impairment test can be bypassed. If we do not perform a qualitative assessment or if the fair value of the reporting unit is more-likely-than-not less than its carrying value, we must perform the two-step quantitative impairment test, and calculate the estimated fair value of the reporting unit. If, based upon the two-step impairment test, it is determined that the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. Fair value for the reporting unit is determined based on the income, cost and market approaches. Indefinite-lived intangible assets are evaluated for impairment by using the income approach. Definite-lived intangible assets are reviewed at least quarterly to determine if any conditions exist or a change in circumstances has occurred that would indicate impairment or a change in their remaining useful life.

We do not believe that the goodwill allocated to us is at risk of failing step one of future annual impairment tests unless operating conditions significantly deteriorate, given the results of our 2014 step zero qualitative analysis, as well as the significant amount that our estimated fair value for these assets was in excess of their respective book values as of January 3, 2014, the date of our last step one impairment test. Examples of a significant deterioration in operating conditions for us could include the following: regulatory non-approval of new medical device systems, lack of market acceptance, discontinuation of significant development projects, technology obsolescence or failure of technology, among others.

Effect of Variation of Key Assumptions Used. The use of alternative valuation assumptions, including estimated cash flows and discount rates, and alternative estimated useful life assumptions could result in significant changes to our intangible asset fair value estimates. These changes in fair value estimates could impact the amount and timing of future intangible asset amortization expense and/or result in impairment losses.

As part of our 2014 step zero qualitative analysis, we made certain assumptions by evaluating factors including, but not limited to, macro-economic conditions, market and industry conditions, cost factors, competitive environment, parent company share price fluctuations, results of the last impairment test, and the operational stability and the overall financial performance of the reporting unit. We also made assumptions involving the projections of future revenues and expenses that impacted the results of our step-zero impairment analysis. Significant changes in these estimates and assumptions could create future impairment losses to our goodwill.

For the last step one impairment test for Nuvectra, which was performed as of January 3, 2014, and the initial relative fair value allocation, the fair value for our Nuvectra reporting unit was determined through the use of the income, cost and market approaches. The projected cash flows used to determine the fair value of the Nuvectra reporting unit were based upon internal revenue and expense projections, discount rates and probability of success factors based upon the stage of completion of the medical device projects within Nuvectra. At the time our impairment test was performed in January 2014, our revenue projections were expected to increase as market share was garnered by Algovita and other medical devices. At the time our impairment test was performed in January 2014, as most of our products were then-currently in the clinical and development stage, projected market share penetration rates were assumed to grow from low single digits in the early years up to maximum market share penetration rates that ranged between 6% and 15%. Our discounted cash flow analysis included a discount rate of 20% and probability of success factors that ranged between 75% to 90%. The fair value calculation for Nuvectra was corroborated with market data such as recent acquisitions for comparable companies, analyst reports and discussions with potential strategic partners of Nuvectra.

For our indefinite-lived intangible assets, we make estimates of future revenues and discount rates. Significant changes in these estimates could create future impairments of these assets. Estimation of the useful lives of indefinite- and definite-lived intangible assets is based upon the estimated cash flows of the respective intangible asset and requires significant management judgment. Events could occur that would materially affect our estimates of the useful lives. Significant changes in these estimates and assumptions could change the amount of future amortization expense or could create future impairments of these intangible assets. The way we allocate resources and evaluate our businesses determines the reporting unit level which goodwill is tested for impairment. Significant changes to our reporting unit could create future impairments of goodwill.

As of July 3, 2015, we have $40.3 million of intangible assets recorded on our combined balance sheet representing 86% of our total assets. This includes $2.1 million of amortizing intangible assets and $38.2 million of goodwill.

Tangible long-lived assets

Property, plant and equipment are carried at cost. The cost of property, plant and equipment is charged to depreciation expense over the estimated life of the operating assets primarily using straight-line rates. Tangible long-lived assets are subject to impairment assessment if certain indicators are present.

Assumptions/Approach Used. We assess the impairment of tangible long-lived assets when events or changes in circumstances indicate that the carrying value of the asset (asset group) may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to: a significant decrease in the market price of the asset (asset group); a significant change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition; a significant change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the construction; a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); or a current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Recoverability potential is measured by comparing the carrying amount of the asset (asset group) to the related total future undiscounted cash flows. The projected cash flows for each asset (asset group) considers multiple factors, including current revenue from existing customers, proceeds from the sale of the asset (asset group), reasonable contract renewal assumptions, and expected profit margins giving consideration to expected margins. If an asset’s (assets group’s) carrying value is not recoverable through related undiscounted cash flows, the asset (asset group) is considered to be impaired. Impairment is measured by comparing the asset’s (asset group’s) carrying amount to its fair value. When it is determined that useful lives of assets are shorter than originally estimated, and there are sufficient cash flows to support the carrying value of the assets, we accelerate the rate of depreciation in order to fully depreciate the assets over their shorter useful lives.

Effect of Variation of Key Assumptions Used. Estimation of the cash flows and useful lives of tangible assets that are long-lived requires significant management judgment. Events could occur that would materially affect our estimates and assumptions. Unforeseen changes in operations or technology could substantially alter the assumptions regarding the ability to realize the return of our investment in long-lived tangible assets or the useful lives, particularly with respect to the likelihood of research and development success. Significant changes in these estimates and assumptions could change the amount of future depreciation expense or could create future impairments of these long-lived tangible assets (asset groups).

As of July 3, 2015, we have $4.4 million of tangible long-lived assets recorded on our combined balance sheet representing 9% of total assets.

Provision for income taxes

For purposes of our combined financial statements, our income tax expense and deferred tax balances have been prepared as if we filed income tax returns on a stand-alone basis separate from Greatbatch. As a stand-alone entity, our deferred taxes and effective tax rate may differ significantly from those in the historical periods. Our combined financial statements have been prepared using the asset and liability approach in accounting for income taxes, which requires the recognition of deferred income taxes for the expected future tax consequences of net operating losses, credits, and temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

Assumptions/Approach Used. In recording the provision for income taxes, management must estimate the future tax rates applicable to the reversal of temporary differences based upon the timing of expected reversal. Also, estimates are made as to whether taxable operating income in future periods will be sufficient to fully recognize any gross deferred tax assets. If recovery is not likely, we must increase our provision for income taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. Alternatively, we may make estimates about the potential usage of deferred tax assets that decrease our valuation allowances.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for uncertain tax positions when we believe that certain tax positions do not meet the more likely than not threshold. As of July 3, 2015, we maintained no reserve related to unrecognized tax benefits. We adjust these reserves in light of changing facts and circumstances, such as the outcome of a tax audit or the lapse of statutes of limitations. The provision for income taxes includes the impact of reserve provisions and changes to the reserves that are considered appropriate.

Effect of Variation of Key Assumptions Used. Changes could occur that would materially affect our estimates and assumptions regarding deferred taxes. Changes in current tax laws and tax rates could affect the valuation of deferred tax assets and liabilities, thereby changing the income tax provision. Also, significant declines in taxable income could materially impact the realizable value of deferred tax assets. At January 2, 2015, we had $39.9 million of gross deferred tax assets on our Combined Balance Sheet and a valuation allowance of $38.6 million has been established for certain deferred tax assets as it is more likely than not that they will not be realized. Historically, the net operating losses and federal research and development tax credits generated by Nuvectra have been utilized by Greatbatch, which files a consolidated federal income tax return. Thus, the deferred tax assets reflected in our combined financial statements will not be available to us upon completion of the spin-off.

Impact of Recently Issued Accounting Standards

In the normal course of business, we evaluate all new accounting pronouncements issued by the FASB, the SEC, the Emerging Issues Task Force, or EITF, or other authoritative accounting bodies to determine the potential impact they may have on our combined financial statements. See note 1 “Summary of Significant Accounting Policies” of the notes to our combined financial statements included elsewhere in this information statement for additional information about these recently issued accounting standards and their potential impact on our financial condition or results of operations.

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Inflation

We do not believe that inflation and changes in prices have had a significant impact on our operating results or the geographic areas in which we operate for any of the periods presented in our combined financial statements.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Legal Matters

We are a party to various legal actions arising in the normal course of business. While management does not expect that the ultimate resolution of any of these pending actions will have a material effect on our results of operations, financial position, or cash flows, litigation is subject to inherent uncertainties. As such, there can be no assurance that any pending legal action, which management currently believes to be immaterial, does not become material in the future.

Quantitative and Qualitative Disclosures About Financial Risk

Greatbatch uses a centralized approach to manage substantially all of its cash and to finance its operations. As a result, debt and cash maintained at Greatbatch are not included in our combined financial statements. Accordingly, our current financial risk exposures are insignificant. We are not exposed to any interest rate risk, as historically separate cash accounts were not significant and we have no outstanding indebtedness. Given that we perform ongoing credit evaluations of our customers, we do not believe that we have any significant concentrations of credit risk. Going forward upon the completion of the spin-off, we will be exposed to limited market risk related to fluctuations in interest rates and market prices. We have not and do not intend to enter into investments for trading or speculative purposes. In addition, we have not used any derivative financial instruments to manage our interest rate risk exposure.

We do not have any foreign currency exchange rate risk as currently all of our revenues and operating expenses are denominated in U.S. dollars.

Our subsidiary, Algostim, will enter into a long-term supply agreement with Greatbatch for the manufacture and supply of Algovita and its components. For most components of Algovita, Greatbatch is our single or sole source supplier, and therefore we are dependent on Greatbatch to manufacture Algovita and its components. An inability to obtain a sufficient quantity of Algovita or any of its components could have a material adverse impact on our business, financial condition and results of operations.

As discussed in note 1 “Summary of Significant Accounting Policies” of the notes to our combined financial statements included elsewhere in this information statement, the accompanying combined financial statements have been prepared from separate records maintained by us and may not necessarily be indicative of the conditions that would have existed or our results of operations if we had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from Greatbatch applicable to us as a whole.

BUSINESS

Overview

Nuvectra is a neuromodulation medical device company initially focused on the development and commercialization of our neurostimulation technology platform for treatment of various disorders through stimulation of tissues associated with the nervous system. Our neurostimulation technology platform has the capability to provide treatment to patients in several established neurostimulation markets such as SCS, SNS or DBS, and other emerging neurostimulation markets. Algovita is the first application of our neurostimulation technology platform and is indicated for the treatment of chronic pain of the trunk and limbs. We are in the process of developing additional applications for our neurostimulation technology platform. Algovita brings to market a user friendly, robust and flexible design with a broad set of product capabilities and advanced technology. We believe Algovita is well positioned to compete in and help grow the existing SCS market, currently estimated to be approximately $1.8 billion globally. In addition, we believe our neurostimulation technology platform is well positioned to compete in the broader $3.5 billion global neurostimulation market. We are currently working to develop our platform into complete medical device systems for use in the SNS and DBS markets. To date, we have not conducted any clinical trials with respect to the use of our neurostimulation technology platform for applications in the SNS or DBS markets. In addition, we have not yet obtained, or begun to obtain, the necessary regulatory approvals needed for the sale of our neurostimulation technology platform for applications in the SNS or DBS markets.

In April 2015, we announced receipt of a letter from the FDA informing us that our premarket approval application for Algovita is approvable subject to completion of an FDA inspection that finds that the manufacturing facilities, methods and controls used in the production of Algovita comply with the applicable requirements of the FDA’s Quality System Regulation. We expect to obtain final approval of our premarket approval application during the fourth quarter of 2015 and to launch Algovita commercially in the United States shortly thereafter. Outside of the United States, Algovita obtained CE mark approval in June 2014 and is indicated for the treatment of chronic intractable pain of the trunk or limbs. Algovita is reimbursable under existing SCS codes in the United States, the European Union and Australia, and has been commercially available to patients in Germany and several other European countries since November 2014.

We believe Algovita has significant competitive advantages over other SCS systems. Algovita uses our differentiated neurostimulation technology platform that is user friendly and offers a broad set of capabilities. We believe Algovita’s robust product design will help minimize early therapy failures. In addition, our neurostimulation technology platform is designed to be upgradeable, thereby enabling next generation treatment offerings. To drive future growth, we will expand our sales and marketing organization to promote awareness and demonstrate the value of Algovita among surgeons, referring physicians and patients.

We hold the exclusive worldwide distribution rights for complete medical device products using our neurostimulation technology platform and worldwide licenses to patents and patent applications that embody the intellectual property underlying our neurostimulation technology platform. These licenses cover Algovita for the indication of SCS for pain as well as any future indications that leverage the intellectual property underlying our neurostimulation technology platform.

We believe pursuing use of our neurostimulation technology platform for additional indications presents a compelling opportunity to leverage our existing technology and drive future growth. We expect to invest in product development and clinical studies to improve and further develop our existing technologies, to expand the features offered in Algovita and to enter other established markets, such as SNS and DBS. We also intend to pursue strategic partnerships to fund clinical and development costs, in part or in full, of new products, expand our product distribution channels, improve our access to physicians and opinion leaders, supplement our product commercialization efforts, obtain assistance in performing clinical studies, add specialized clinical or regulatory expertise or acquire or obtain access to complementary intellectual property.

Our NeuroNexus subsidiary is the neuroscience and clinical research portion of our business. NeuroNexus works closely with researchers to develop and refine new tools that aid and advance neuroscience research. NeuroNexus designs, manufactures and sells neural interface systems, to include high quality, high density microelectrode arrays, custom designed probes, electrode instrumentation and accessories. In addition, the NeuroNexus team has years of neuroscience research experience to help facilitate successful research projects and provide insight to minimize known challenges.

Nuvectra was initially organized as a limited liability company in Delaware on November 14, 2008, under the name SDI Group, LLC, which was subsequently changed to QiG Group, LLC. Immediately prior to completion of the spin-off, QIG Group, LLC will convert into Nuvectra Corporation, a Delaware corporation. We have a history of significant losses and we expect to continue to incur losses for the foreseeable future.

Market Overview

We intend to compete generally in the broad neuromodulation market, but are initially focused on the neurostimulation market. The neurostimulation market is comprised of multiple individual markets each focused on the treatment of various indications through delivery of stimulation to a targeted site of the body such as SCS, SNS and DBS. We will compete in the spinal cord stimulation market with Algovita. We intend to compete in the SNS market and DBS market with products based on our neurostimulation technology platform that are currently in development. There are additional and emerging neurostimulation markets that we may compete in with future products.

Spinal Cord Stimulation

SCS therapy has been used to treat chronic pain for over 40 years, and is indicated as a treatment option for chronic pain patients who have not achieved relief through conventional medical management. SCS therapy operates by delivering electrical signals to the spinal cord through thin wires called leads, which are placed near the spinal cord and are energized by a small battery-powered IPG implanted under the skin. Electrodes located at the end of the leads deliver electrical signals to the spinal cord. These electrical signals “override” the pain signals being sent to the brain resulting in relief for the patient.

According to market research, in 2014, the size of the worldwide SCS market was estimated at approximately $1.8 billion, with approximately 75% of that market located in the United States. We believe the smaller market opportunity outside the United States is primarily the result of restrictions on procedure reimbursement. The worldwide size of the SCS market is projected to grow to an estimated $2.8 billion by 2018, an 11% compound annual growth rate, supported by additional penetration of the therapy in established markets, a growing base of physician implanters and increasing acceptance of SCS therapy as an effective and viable treatment option in emerging markets.

Based on our estimate of approximately 50,000 SCS systems having been implanted in the United States in 2014, and our estimate that there are approximately one million potential patients in the United States, we believe SCS therapies have penetrated less than 10% of the United States market. We believe the following factors have limited market adoption of SCS therapies in the United States:

•	Challenges in sustaining long-term pain therapy. SCS therapy has historically had challenges maintaining long-term effectiveness due to the limitations of existing systems and the nature of chronic pain. Historically, SCS systems have been prone to early therapy failures as a result of device malfunction, lead and extension breakage and an inability to adjust the system to respond to changes in patient needs, such as the need to deliver additional power to cover new pain locations. For example, in the published literature, SCS systems have been found to have an aggregate 22% failure rate resulting from lead migration, where leads move out of position after being implanted, and lead breakage, where leads break after being implanted. SCS systems are also challenged by the dynamic nature of chronic pain, which can increase in intensity or spread to other areas in the body.

•	Existing SCS devices are complicated and not user friendly. Most existing SCS systems on the market are a continuation of legacy designs. These systems, whether pre-operatively, intra-operatively or during long-term pain management, are generally difficult to use. Market research confirms that physicians and patients both want devices that are easier to use. Patients not only want effective pain relief and ease of use, but also want discrete and comfortable systems.

•	Lack of market awareness of successful SCS therapies. We believe the SCS market is under-penetrated and the patient population is under-served. We believe this results from a lack of awareness by patients and physicians of SCS therapies and their potential benefits. We believe referring physicians are generally unaware of recent advances in efficacy of SCS therapies and, in many cases, are unwilling to refer patients to physicians that specialize in chronic pain and the use of SCS therapies.

Sacral Nerve Stimulation

SNS is a well-established treatment option for refractory symptoms of overactive bladder, including urinary frequency and/or urgency, with or without urge incontinence, and chronic fecal incontinence. Approved by the FDA in 1997 for initial indications of urinary frequency/urgency and urge incontinence, the American Urologic Association, or the AUA, includes the therapy in its treatment guidelines as a “third line” option along to be considered after failure of first (behavioral) and second (drug) line options. According to the AUA, there are over 46 million people in the United States who suffer from symptoms of overactive bladder. Unlike other third line therapies, SNS is also approved by the FDA for the treatment of idiopathic non-obstructive urinary retention and fecal incontinence.

SNS involves sending mild electrical pulses to the sacral nerve, typically sacral spinal nerve S3, through a lead connected to an IPG, similar to the therapy provided by a pacemaker. The impulses modulate the reflexes between the pelvic floor, urethral sphincter, bladder and bowel. SNS helps the brain and nerves to communicate so that the bladder and related muscles can function properly. An advantage of SNS as compared to other potential therapies is that it is tested and evaluated by the patient and physician prior to long-term therapeutic use. This evaluation period gives patients and physicians an opportunity to determine whether adequate symptom relief is achievable, often in as few as three to seven days. Implantation of the SNS device is a minimally invasive procedure performed on an outpatient basis under sedation or general anesthesia.

According to market research, the worldwide SNS market in 2014 was estimated to be $430 million and is expected to grow to $820 million by 2018, an 18% compound annual growth rate. SNS is the second most commonly performed neurostimulation therapy behind SCS. Currently, there is only one FDA-approved implantable SNS device available on the market in the United States.

Deep Brain Stimulation

DBS uses mild electrical pulses from leads connected to an IPG to stimulate specific targets in the brain. These pulses either inhibit or stimulate nerve signals, thereby offering relief for certain neurological conditions, which include movement and psychiatric disorders. Currently, the FDA has approved DBS for the treatment of Parkinson’s disease and essential tremor. The FDA has also approved DBS for treatment of dystonia and obsessive-compulsive disorders under a humanitarian device exemption. DBS is also currently being investigated as a therapy for other neurological disorders, such as epilepsy, treatment-resistant major depression and Alzheimer’s disease.

According to market research, the worldwide DBS market in 2014 was estimated to be $580 million and is expected to grow to $1,090 million by 2018, a 17% compound annual growth rate. DBS is the third most commonly performed neurostimulation therapy behind SCS and SNS. We expect that the DBS worldwide market will likely continue to experience double-digit growth due to an increasingly aging population and an increase in neurodegenerative disorders.

We believe our multi-current neurostimulation technology platform may provide distinct advantages in providing DBS therapies where specific electrical field control and nerve selectivity can be very important. Our neurostimulation technology platform, in combination with new concepts in DBS lead design, may provide new benefits in DBS therapy delivery.

Additional and Emerging Indications

There are other established and emerging neurostimulation indications that may be a source of potential opportunity for Nuvectra and our neurostimulation technology platform. We believe we may be able to leverage our neurostimulation technology platform to capitalize on opportunities in indications such as Vagal Nerve Stimulation, or VNS, and Peripheral Nerve Stimulation, or PNS. VNS is approved for the treatment of epilepsy, depression and eating disorders. Research is ongoing for the use of VNS in the treatment of heart failure and rheumatoid arthritis. PNS is approved outside the United States for treatment of chronic pain. PNS is also an emerging approach to treat chronic headaches and post-amputation “phantom limb” pain.

Our Competitive Strengths

We believe a number of competitive advantages distinguish us from our competitors:

•	Differentiated neurostimulation technology platform. Our neurostimulation technology platform incorporates technological advances that we believe will provide us with competitive advantages in the marketplace and provide meaningful benefits to both physicians and patients as compared to existing alternatives. The IPG component of our platform is capable of delivering a broad spectrum of outputs and pulse delivery ranges through its 26 independent current sources. This allows precise control over the stimulation field and improves targeting of the therapy. The IPG features a powerful chipset that enables new waveforms, stimulation outputs and embedded features that can be activated in the future. The IPG uses the Medical Implant Communication Service, or MICS, to send and receive data from external sources through a secure communication protocol system. Our diverse lead portfolio provides additional capabilities for tailoring therapy to a wider spectrum of patients.

•	Broad range of Algovita capabilities. Algovita is based on our differentiated neurostimulation technology platform and features a broad range of technical capabilities, including 26 independent current sources, algorithmic programming, broad pulse delivery ranges and a powerful chip set for targeted SCS therapy delivery. We believe these capabilities provide Algovita with greater flexibility in tailoring the therapy to a wider spectrum of SCS patients than the flexibility provided by the current generation of SCS systems that are presently available on the market.

•	Algovita’s robust design helps minimize therapy failures and enables greater control and precision in providing therapy. We believe Algovita’s robust design, including its leads and advanced programming features, will help to minimize early SCS therapy failures and enable greater precision and control in targeting pain sites than the current generation of SCS systems that are presently available on the market. In addition, our advanced leads feature coil-in-coil technology, allowing for elasticity and greater flexibility than the leads of SCS systems that are presently available, which we believe results in our advanced leads having a reduced likelihood of migration, breakage or kinking. Our 12 electrode lead provides the longest span of coverage available on the market and was designed to address loss of pain relief if the stimulation target changes. Additionally, our algorithmic driven clinician programming system allows for rapid localization of pain targets and use of many different stimulation programs. The stimulation field can also be further refined using direct patient inputs gathered through our patient feedback tool.

•	Algovita’s upgradeable technology enables next generation offerings. Algovita’s proprietary chip set and hardware is capable of being configured for use in next generation treatment offerings. This includes the ability to deliver significantly higher frequencies than most other SCS systems presently available on the market, as well as pulse train stimulation, including burst type stimulation, and customized waveforms. We believe these additional capabilities provide a strong base platform and system for potential new SCS and other treatment options that can be provided via a software or firmware upgrade.

•	Experienced management and engineering team with a track record of successful performance. Our management team has a strong track record of successful performance and execution in the neuromodulation field. Collectively, our management team has over 100 years of experience in the neuromodulation and chronic pain industry. In addition, we have an experienced engineering team with significant expertise in designing and developing medical devices for the neurostimulation market. We believe physicians and customers value working with a team like ours comprised of highly skilled professionals who have in-depth knowledge of the industry, strong engineering and development capabilities and an understanding of the needs of both patients and physicians.

Our Growth Strategies

To pursue our objectives and capitalize on our competitive strengths, we intend to implement the following growth strategies:

•	Expand our sales and marketing organization to drive adoption of Algovita. We will continue to build our worldwide sales organization consisting of direct sales representatives and independent sales agents in the United States and a network of distributors and independent sales agents outside of the United States. Our direct sales representatives and independent sales agents in the United States will target physician specialists involved with SCS treatment decisions, including interventional pain specialists, neurosurgeons and orthopedic spine surgeons, located at strategic hospitals and outpatient surgery centers across the United States. Our marketing team will offer education programs designed to create awareness and demand among other stakeholders involved in SCS treatment decisions, including third-party payors, hospital administrators and patients and their families. Internationally, we will continue to expand our network of distributors and independent sales agents in target markets that we believe support SCS therapy and have strong reimbursement coverage.

•	Demonstrate the value of Algovita’s capabilities among surgeons, referring physicians and patients. Algovita was specifically designed to address the limitations of currently available SCS technologies, which we believe has slowed adoption of SCS therapies. We will dedicate significant resources to demonstrate the value of Algovita’s broad capabilities, focusing on its ability to provide flexible treatment options for chronic pain patients. We will leverage our growing sales force to promote awareness of Algovita by training and educating physicians, exhibiting at tradeshows and conducting focused advertising.

•	Invest in clinical and product development to drive product innovation. We intend to invest in clinical and product development in order to expand the capabilities of our neurostimulation technology platform. We expect this investment will result in further product innovations and expanded labeling and new indications for Algovita. These innovations are expected to include next generation IPG capabilities, additional lead offerings, MRI compatibility and advancements in algorithmic programming. We also expect this investment to expand our product opportunities for our neurostimulation technology platform into other established neurostimulation markets, such as SNS, DBS, and other emerging therapies.

•	Pursue strategic partnerships. We intend to pursue strategic partnerships to accelerate our expansion into other established neurostimulation markets. These strategic partnerships may partially or fully fund clinical and development costs for new products, expand our product distribution channels, improve our access to physicians and opinion leaders, supplement our product commercialization efforts, provide a partner that will perform or assist in performing clinical studies for new products, help us to add specialized clinical or regulatory expertise or provide access to or enable us to acquire complementary intellectual property.

•	Leverage infrastructure and achieve operating efficiencies. We intend to leverage our existing infrastructure to achieve operating efficiencies as we grow sales volume. In addition, our subsidiary, Algostim, will enter into a long-term supply agreement with Greatbatch to benefit from its world class manufacturing capabilities. We will work with Greatbatch to decrease our manufacturing costs and increase product quality.

Our Neurostimulation Technology Platform

Our neurostimulation technology platform was developed to provide the most innovative capabilities currently available on the market and to provide physicians and patients with improved solutions and tailored treatment options. Our platform is fundamental to the design of Algovita and provides the foundation for the development of future products. The key elements of our platform include:

•	Innovative core technology. Our neurostimulation technology platform consists of core technology developed using our advanced engineering and design capabilities in IPGs, independent current sources, algorithmic programming, chipsets and leads. Greatbatch has granted us the exclusive worldwide distribution rights for complete medical device products using our neurostimulation technology platform and worldwide licenses to patents and patent applications that embody the intellectual property underlying our neurostimulation technology platform. These licenses cover our neurostimulation technology platform in all neurostimulation fields of use.

•	Durable and flexible leads. Our leads feature coil-in-coil technology designed to improve lead durability and flexibility, thereby reducing migration, breakage and kinking. In addition, the coil-in-coil design enhances steerability as compared to the straight wire lead designs used by many existing neurostimulation systems.

•	Advanced programmability. The algorithmic driven technologies in our platform are designed to allow physicians to program Algovita and other products incorporating our platform for rapid and sequential delivery of multiple stimulation programs. These products are capable of capturing feedback from patients, and thereby providing physicians and patients with the flexibility to select from a number of different stimulation programs and optimize treatment.

•	Multiple independent current sources. Our neurostimulation technology platform is capable of delivering multiple independent current sources that optimize current delivery and improve field control allowing for finer resolution and precision of therapy.

•	Unique safety features. Our neurostimulation technology platform was designed with unique safety features. The IPG has a deep discharge recovery battery, bi-directional recharge and impedance checks to improve patient safety. The patient remote control indicates the battery status of the IPG, is paired to a single IPG, has quick “stim-off” functionality that permits immediate cessation of treatment and incorporates a patient feedback tool that was designed for ease of use to encourage greater patient input thus improving safety.

•	Future offering capabilities. Our neurostimulation technology platform incorporates a proprietary chipset and hardware that is capable of being configured for use in next generation treatment offerings for Algovita and in other future neurostimulation products and systems. It is capable of delivering significantly higher frequencies than most other SCS systems presently available on the market, as well as pulse train stimulation and customized waveforms that may advance how stimulation is delivered.

The Algovita System

Algovita delivers SCS therapy for the treatment of chronic pain. Algovita is based on our neurostimulation technology platform and contains what we believe are the most innovative capabilities currently available on the market. Algovita improves on existing SCS designs and utilizes new technologies to improve user experience, system robustness and overall treatment outcomes. Algovita was designed to permit physicians to implant the leads and the IPG efficiently and patients to operate the device easily. To this end, Algovita has straightforward controls and an interactive display that includes a stimulation diagram for quick visual confirmation of stimulation coverage.

Algovita has obtained a CE mark, and is currently available for sale in Germany and several other European countries. In addition, we have received a letter from the FDA informing us that Algovita is approvable subject to completion of an FDA inspection to determine that the manufacturing facilities, methods and controls used in the production of Algovita comply with the applicable requirements of the FDA’s Quality System Regulation. We expect to obtain final approval of our premarket approval application during fourth quarter of 2015 and to launch Algovita commercially in the United States shortly thereafter.

Algovita consists of the following components:

Implantable Pulse Generator: The IPG contains a rechargeable battery and electronics that deliver electrical pulses to the leads. The Algovita IPG has 26 output channels available in two different header configurations and can be connected to one, two or three leads. It is a programmable device and can deliver customized programs for each patient. The IPG is rechargeable and is surgically implanted under the skin, usually above the buttocks or in the abdomen.

Leads: The leads are thin, insulated wires that conduct electrical pulses to the spinal cord from the IPG. Algovita has both percutaneous and paddle leads that are inserted into the epidural space with a minimally invasive surgical procedure.

Patient Programmer: The patient programmer, called the Algovita Pocket Programmer, is a rechargeable, key fob-sized device that works like a remote control and allows patients to adjust their stimulation, change programs and monitor their stimulator battery charge levels.

Clinician Programmer: The clinician programmer contains proprietary software that allows customized programming of the IPG. It can non-invasively transmit a signal to the IPG, sending programming information and downloading diagnostic information. The Algovita programmer offers various 3D attributes, including virtual environment, pain mapping, stimulation mapping and stimulation overlap scores, which facilitate ease of use for clinicians.

Charger: The charger is a mobile device used to charge the IPG externally and to monitor the IPG battery charge levels. The patient can remain active while charging the IPG. Charging requirements depend on the patient’s power requirements.

Trial Stimulator: The trial stimulator contains electronics that deliver electrical pulses to the lead. It is a device that is worn externally during the evaluation period, which typically lasts several days.

Surgical Accessories: Algovita also contains accessories for implantation. These surgical accessories include components such as epidural needles, stylets, and lead anchors to assist the physician in the surgical procedure.

Sales and Marketing

United States

We currently have a limited sales organization in the United States. In anticipation of the commercial launch of Algovita, we expect to significantly expand our sales force in the United States. We plan to use direct sales representatives and independent sales agents in the United States. Our sales organization will target physician specialists involved in SCS treatment decisions, including neurosurgeons, interventional pain specialists and orthopedic spine surgeons, who are located at strategic hospitals and outpatient surgery centers across the United States. In addition, our marketing team will seek to increase awareness and grow demand for Algovita and SCS therapy in general by devoting significant resources to physician and staff training on the use and benefits of Algovita and educating and providing ongoing support to physicians, patients, third-party payors and hospital administrators on the use of Algovita.

International

In Europe, we currently have access to a network of distributors through which we sell Algovita. As we continue to build our international sales organization, we expect that the sale organization will consist of a network of distributors and independent sales agent. We began our sales in Germany during 2014 and, to date, have expanded our sales efforts into Luxembourg, Switzerland and Austria. We expect to expand our Algovita sales efforts into other European countries with health care systems that offer favorable reimbursement rates for SCS therapies, particularly rechargeable SCS systems, and where we believe we can successfully partner with independent sales agents or distributors that meet our qualifications.

We expect sales and marketing of other neurostimulation medical device offerings that leverage our neurostimulation technology platform will be conducted either through our sales organization or through partnerships with third parties in specific neurostimulation fields of use.

Third-Party Coverage and Reimbursement

For Algovita, the primary purchasers are expected to be hospitals and outpatient surgery centers in the United States. These purchasers typically bill various third-party payors, such as Medicare, Medicaid and private health insurance plans for the healthcare services associated with the SCS procedures. Government agencies and private payors then determine whether to provide coverage for specific procedures. We believe that SCS procedures using Algovita are adequately described by existing governmental and insurance reimbursement codes for the implantation of spinal cord stimulators and related leads performed in various sites of care. Medicare reimbursement rates for the same or similar procedures vary due to geographic location, nature of facility in which the procedure is performed, such as hospital outpatient department or outpatient surgery centers, and other factors. Although private payors’ coverage policies and reimbursement rates vary, Medicare is increasingly used as a model for how private payors and other governmental payors develop their coverage and reimbursement policies for healthcare items and services, including SCS procedures.

Outside the United States, reimbursement levels vary significantly by country, and by region within some countries. Reimbursement is obtained from a variety of sources, including government-sponsored and private health insurance plans, and combinations of both. In Germany, where Algovita has been commercially available to patients since November 2014, reimbursement for SCS by Germany’s established G-DRG system, which is a government-mandated pricing system pursuant to which German hospitals are paid for services provided to patents, is substantial enough that it makes economic sense to operate within Germany. Some countries will require us to gather additional clinical data before granting broader coverage and reimbursement for Algovita. We intend to complete the requisite clinical studies and obtain coverage and reimbursement approval in those other countries where it also makes economic sense to do so.

SNS and DBS have established reimbursement pathways similar to those for SCS procedures. We will review and assess the reimbursement environment as part of our process of developing additional neurostimulation indications.

Research and Development

Our research and development team has significant experience in the design and development of medical devices, particularly in neurostimulation. The team includes specialists in software engineering, mechanical engineering, electrical engineering, graphical user interface design, clinical and regulatory expertise, as well as our NeuroNexus group. NeuroNexus specializes in neural research, micro-neural interfaces and thin-film technology. NeuroNexus offers high-value neural interface technology and devices across a wide range of functions including neuromonitoring and recording, electrical and optical stimulation, and targeted drug delivery applications. By partnering with entrepreneurs and healthcare providers, we will evaluate concepts for potential new therapies through early stage feasibility work that we expect will be completed by leveraging our NeuroNexus group. We expect that these advances will be translated into features and products that drive future growth for Algovita as well as other future indications that utilize the neurostimulation technology platform.

The primary objective of our research and development program is to enhance Algovita for use in SCS and our neurostimulation technology platform for uses in indications outside of SCS. We expect that enhancements to Algovita will include next generation IPGs and leads, expanded stimulation delivery methods and MRI compatibility.

As part of our research and development efforts, we intend to pursue strategic partnerships with third parties to, among other things, fund clinical and development costs, in part or in full, for new product offerings.

Competition

The neuromodulation medical device industry is intensely competitive, subject to rapid change and highly sensitive to the introduction of new products and other market activities of industry participants. We will compete initially in the SCS market for chronic pain. In the SCS market, the main competitors are Medtronic, Boston Scientific, St. Jude Medical and Nevro Corp. In addition, SCS therapy also competes against other potential therapies, including spinal surgeries, in particular spinal reoperation. All of the major medical device competitors in the SCS market have obtained United States and European Union regulatory approvals for their SCS systems and are expected to launch new products or release additional clinical evidence supporting their product therapies within the next few years. These major competitors are publicly-traded companies or divisions of publicly-traded companies, all of whom have significantly greater market share and resources than we have. In addition, these competitors also have more established operations, longer commercial histories and more extensive relationships with physicians than we have. Some of these competitors also have wider product offerings within neuromodulation and other medical device product categories. This may provide these competitors with greater negotiating power with customers and suppliers and with more opportunities to interact with the stakeholders involved in purchasing decisions.

We believe the primary competitive factors in the neurostimulation market are:

•	Technological innovation, product enhancements and speed of innovation

•	Sales force experience and access

•	Ease of use

•	Product support and service

•	Effective marketing and education

•	Pricing and reimbursement rates

•	Product reliability, safety and durability

•	Clinical research leadership

•	Company brand recognition

Intellectual Property

Protection of our intellectual property is important to our business. We rely on a combination of patent, trademark, trade secret, copyright and other intellectual property laws, non-disclosure agreements and other measures to protect our proprietary rights. We have received from Greatbatch perpetual, exclusive, worldwide, royalty-free distribution rights for Algovita. We also license from Greatbatch, on a perpetual, non-exclusive, worldwide, royalty-free basis,             U.S. patents,             pending U.S. patents,              foreign patents and             foreign pending patent applications covering use of the intellectual property underlying our neurostimulation technology platform in all neurostimulation fields of use. Greatbatch will retain the right to use the intellectual property underlying our neurostimulation technology platform to design, manufacture or sell components or medical devices, including leads or IPGs, that are different from the products, including the Algovita system and its components, in our neurostimulation technology platform. We have also received from Greatbatch perpetual, exclusive worldwide, royalty-free distribution rights for the NeuroNexus products, systems and components that we currently sell and a perpetual non-exclusive, worldwide, royalty-free license to use the NeuroNexus intellectual property in all fields of use. See “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – License Agreements” for additional information regarding our license agreements with Greatbatch. These license agreements terminate upon our uncured material breach.

We also license             U.S. patents,             pending U.S. patents,              foreign patents and              foreign pending patent applications covering the intra-spinal stimulation and SNS and DBS fields of use, which we believe are primarily useful in these fields of use. However, this field of use restriction may have the effect of limiting our ability to develop new treatment indications for our neurostimulation technology platform to the extent that we incorporate this licensed intellectual property, and would require us to negotiate changes to the terms of these licenses, which may be costly, in order to pursue other indications. These licenses terminate upon our uncured material breach, including, as applicable, a failure to pay royalties due thereunder.

As of July 3, 2015, we own             U.S. trademark registrations,             pending U.S. trademark registrations,             foreign trademark registrations and             pending foreign trademark registrations.

The term of individual patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. The majority of the patents that we license expire between                      and                     . We cannot assure you that patents will be issued from any of the pending applications licensed to us, or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection for technologies. Notwithstanding the scope of the patent protection available to us, a competitor could develop treatment methods or devices that are not covered by patents we own or license. Furthermore, numerous U.S. and foreign issued patents and patent applications owned by third parties exist in the fields in which we are developing products. Because patent applications can take many years to issue, there may be applications unknown to us, which applications may later result in issued patents that our existing or future products or proprietary technologies may be alleged to infringe.

In connection with our strategy to pursue partnerships to fund clinical and development costs of new products, we will likely enter into sublicenses, development agreements and related agreements that provide for the sharing of our intellectual property rights with third parties. These agreements may result in our having co-ownership with our partner of the intellectual property rights arising from the partnership.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. In the future, we may need to engage in litigation to enforce patents licensed or issued to us, to protect our trade secrets or know-how, to defend against claims of infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Litigation could be costly and could divert our attention from other functions and responsibilities. Adverse determinations in litigation could subject us to significant liabilities to third parties, could require us to seek licenses from third parties and could potentially prevent us from selling Algovita or other medical devices using our neurostimulation technology platform, which would severely harm our business.

We also rely upon trade secrets, know-how and continuing technological innovation, and may rely upon other licensing opportunities in the future, to develop and maintain our competitive position. We seek to protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with suppliers, employees, consultants and others who may have access to proprietary information, under which they are bound to assign to us inventions made during the term of their employment or service, as applicable.

Manufacturing and Supply

In connection with the spin-off, our subsidiary, Algostim, will enter into a long-term supply agreement with Greatbatch for the manufacture and supply of Algovita and its components. For most of these components, Greatbatch is our single or sole source supplier. In addition, we will enter into an agreement granting Greatbatch with the exclusive right to manufacture for us and supply us with any future neurostimulation products we seek to commercialize. See “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Supply Agreement” for a detailed description of Algostim’s long-term supply agreement with Greatbatch and our agreement providing Greatbatch with the right to supply us with any future neurostimulation products we seek to commercialize. In the event that our relationship with Greatbatch terminates in the future, we may have difficulty in maintaining sufficient production of Algovita or its components at the standards we require. However, we believe our existing supply and manufacturing relationship with Greatbatch will be adequate to meet our current and anticipated manufacturing needs. We do not currently plan to manufacture or assemble Algovita or other neurostimulation medical devices ourselves.

We believe the manufacturing operations of our suppliers, including Greatbatch, are in compliance with FDA regulations. Manufacturing facilities that produce medical devices or their component parts intended for distribution worldwide are subject to regulation and periodic unannounced inspection by the FDA and other domestic and international regulatory agencies. In the United States, companies are required to manufacture medical device products that are for sale in compliance with the FDA’s Quality System Regulation, which covers the methods used in, and the facilities used for, the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of Algovita or other medical devices. In international markets, we are required to obtain and maintain various quality assurance and quality management certifications. Greatbatch has obtained Quality Management System ISO13485 certification for manufacturing of SCS systems and accessories. We have obtained the following certifications: Quality Management System ISO13485 and Full Quality Assurance Certification for the design and development of SCS systems and accessories and a Design Examination certificate for IPGs and accessories. We are required to demonstrate continuing compliance with applicable regulatory requirements to maintain these certifications and will continue to be periodically inspected by international regulatory authorities for certification purposes.

Regulation of our Business

Our products, including Algovita, and our operations generally, are subject to extensive and rigorous regulation by the FDA pursuant to its authority under the Federal Food, Drug, and Cosmetic Act, or Food and Drug Act, other federal and state authorities in the United States and comparable foreign regulatory authorities. To ensure that medical products distributed domestically and internationally are safe and effective for their intended use, the FDA and comparable foreign regulatory authorities have imposed regulations that govern, among other things, the following activities:

•	product design, development and testing;

•	product manufacturing, labeling and storage;

•	premarket clearance, approval or comparable foreign actions;

•	pre-clinical testing in animals and in the laboratory;

•	clinical investigations in humans;

•	advertising and promotion;

•	record keeping and document retention procedures;

•	product marketing, sales, distribution and recalls; and

•	post-market surveillance reporting, including reporting of death, serious injuries, device malfunctions or other adverse events.

FDA Clearance and Approval of Medical Devices

The FDA regulates medical devices in the United States and the export of medical devices manufactured in the United States to help ensure that these medical devices are safe and effective for their intended uses. Any violation of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

Under the Food and Drug Act, medical devices are classified as Class I, Class II or Class III depending on the degree of risk associated the device and the extent of control needed to ensure its safety and effectiveness.

Devices deemed to pose the lowest risk are placed in Class I and are subject to only general controls, such as establishment registration and device listing, labeling, medical device reporting, and prohibitions against adulteration and misbranding.

Moderate risk devices are placed into Class II, and generally require 510(k) pathway clearance before they may be commercially marketed in the United States. When 510(k) pathway clearance is required, the manufacturer must submit a premarket notification submission to the FDA demonstrating that the device is “substantially equivalent” to a legally marketed device, which may also require submission of clinical data. In the future, we may develop new products that are classified as Class II devices and require 510(k) pathway clearance.

Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not “substantially equivalent” to a legally marked device are classified in Class III. The safety and effectiveness of Class III devices cannot be assured solely by general controls. Submission and FDA approval of a premarket approval application is required before marketing of a Class III device can begin. The premarket approval application process is considerably more demanding than the 510(k) premarket notification process.

Premarket approval applications must be supported by, among other things, valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. A premarket approval application must also include, among other things, a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. In addition, the FDA will conduct a pre-approval inspection of the applicant and/or its third-party manufacturers’ facility or facilities to ensure compliance with the FDA’s Quality System Regulations, which requires medical device companies to follow design, testing, control, documentation and other quality assurance procedures.

If the FDA evaluations of both the premarket approval application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the premarket approval application.

Algovita is a Class III device, for which we announced an approvable letter from the FDA in April 2015. We expect to obtain final approval for our premarket approval application during the fourth quarter of 2015 and to launch Algovita commercially in the United States shortly thereafter.

Continuing FDA Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•	compliance with the FDA’s Quality System Regulations, which requires medical device companies to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	labeling regulations;

•	the FDA’s general prohibition against promoting products for unapproved or “off-label” uses;

•	approval of product modifications that could significantly affect safety or effectiveness or that would constitute a major change in the intended use of Algovita or any other medical device using our neurostimulation technology platform;

•	medical device reporting regulations, which require that medical device companies comply with FDA requirements to report if their device may have caused or contributed to a death or serious injury, or has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•	post-approval restrictions or conditions, including post-approval study commitments;

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device;

•	the FDA’s recall authority, whereby it can ask, or under certain conditions order, medical device companies to recall from the market a product that is in violation of governing laws and regulations;

•	regulations pertaining to voluntary recalls; and

•	notices of corrections or removals.

Medical device companies are also required to register and list their devices with the FDA, based on which the FDA will conduct inspections to ensure continued compliance with applicable regulatory requirements.

The FDA has broad post-market and regulatory and enforcement powers. Failure to comply with the applicable U.S. medical device regulatory requirements could result in:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications or repair, replacement, refund, recall, administrative detention or seizure of Algovita systems or any other medical device using our neurostimulation technology platform;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) clearance or approval of premarket approval applications for new or modified products;

•	withdrawing 510(k) pathway clearances or premarket approval applications that have already been granted;

•	refusal to grant export approval for products; or

•	criminal prosecution.

Other Healthcare Regulations

We are also subject to healthcare fraud and abuse regulation in the jurisdictions in which we will conduct business. These laws include, without limitation, applicable anti-kickback, false claims, healthcare reform, patient privacy and security laws, and physician payment transparency regulations.

Anti-Kickback Statute

The U.S. federal Anti-Kickback Statute is a criminal statute that prohibits persons from knowingly and willfully soliciting, offering, paying, or receiving “remuneration”, directly or indirectly to induce or reward the purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any health care items or services for which payment may be made under federal healthcare programs. The Anti-Kickback Statute prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. The Anti-Kickback Statute is broadly drafted and establishes penalties for parties on both sides of the prohibited transaction. Conviction for a single violation under the Anti-Kickback Statute may result in a fine of up to $25,000 and imprisonment for up to five years and mandatory exclusion from participation in federal health care programs. The government may also assess civil money penalties with considerable potential damages. There are a number of statutory exceptions as well as regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, however, the exceptions and safe harbors are drawn narrowly, and arrangements that do not fit squarely within an exception or safe harbor may be subject to scrutiny.

Federal False Claims Act

The U.S. federal False Claims Act imposes civil liability on persons or entities who knowingly present or cause to be presented a false or fraudulent claim or knowingly use false statements to obtain payment from or approval by the federal government. Under the False Claims Act, a claim may be submitted directly to the federal government or to a recipient of federal funds, such as a federal contractor, where the funds are to be spent on the federal government’s behalf. In addition, private individuals have the ability to bring actions under the civil False Claims Act in the name of the government, known as qui tam actions, alleging false and fraudulent claims presented to or paid by the government or recipient of federal funds (or other violations of the statutes) and to share in any amounts paid by the entity to the government in fines or settlement. Medical device companies can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting an “off-label” use of a product. Penalties for a federal civil False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. In addition, penalties imposed under related statutes for submitting false or fraudulent claims include the potential for exclusion from participation in federal healthcare programs and criminal liability.

Many states also have statutes or regulations similar to the U.S. federal Anti-Kickback and False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Healthcare Reform

In March 2010, the Patient Protection and Affordable Care Act, or ACA, was signed into law, which has the potential to substantially change healthcare financing and delivery by both governmental and private insurers, and significantly impact the medical device industry. The ACA impacted existing government healthcare programs and resulted in the development of new programs. The ACA’s provisions include a deductible 2.3% excise tax on any entity that manufactures or imports medical devices offered for sale in the United States, with certain limited exceptions.

The full impact of the ACA, as well as other laws and reform measures that may be proposed and adopted in the future, remains uncertain, but may continue the downward pressure on medical device pricing, especially under the Medicare program, and may also increase our regulatory burden and operating costs.

U.S. Privacy and Security Laws

We may be subject to data privacy and security laws and regulations of both the U.S. federal government and the individual states in which we operate. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and their respective implementing regulations impose obligations on entities covered thereby relating to the privacy, security and transmission of protected health information. These covered entities include health plans, health care clearing houses, and certain health care providers. The HITECH amendment increased the civil and criminal penalties that may be imposed against those covered entities, and gave state attorneys general new authority to file civil actions for damages or injunctions to enforce the federal HIPAA laws. The amount of a civil monetary penalty increases with level of culpability, and can range from $100 to $50,000 per violation, with a maximum penalty of $1,500,000.

In addition, comparable state laws also govern the privacy and security of health information in certain circumstances. Many of these individual state laws differ from state to state in significant ways and may not have the same effect. In addition, certain of these state laws are more stringent than HIPAA and in such circumstances the more stringent state law must be followed.

These laws and the associated enforcement processes change often, and we cannot predict what effect, if any, these changes may have on our business. In addition, there has been a trend in recent years, both in the United States and internationally, toward more stringent regulation and enforcement of requirements applicable to medical device manufacturers and requirements regarding protection and confidentiality of personal data.

Physician Payment Transparency Laws

In recent years, federal and state regulation of payments made to physicians and other healthcare providers and entities has increased. The ACA imposes new reporting requirements on some manufacturers, including some medical device manufacturers, for payments and other transfers of value provided to physicians or teaching hospitals. In addition, the ACA also requires reporting by physicians and their immediate family members of ownership or other investment interests in some medical device manufacturers.

Failure to submit the required information timely, accurately, or completely may result in civil monetary penalties of up to an aggregate of $150,000 per year and up to an additional aggregate of $1 million per year for “knowing failure to report.”

Some states also require medical device companies to comply with the industry’s voluntary compliance guidelines and/or the compliance guidelines promulgated by the U.S. federal government, which impose restrictions on device manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to healthcare providers and entities.

Regulations in the EU

Our international sales are subject to regulatory requirements in the countries in which Algovita is sold. The regulatory review process varies from country to country and may in some cases require the submission of clinical data.

In the European Economic Area, or EEA (which is comprised of the 28 Member States of the EU plus Norway, Liechtenstein and Iceland), we must comply with the requirements of the EU Active Implantable Medical Devices Directive, or AIMDD, and appropriately affix the CE mark on Algovita to attest to such compliance. In achieving such compliance, Algovita had to comply with the “Essential Requirements” described in Annex I of the AIMDD. In addition, to affix the CE mark on Algovita, we had to undergo a conformity assessment procedure, the requirements of which vary based upon the type of medical device and its classification. Except for low risk medical devices, a conformity assessment procedure also requires a third party assessment by a

Notified Body, which is an organization designated by a competent authority of an EEA country to conduct conformity assessments. The Notified Body audits and examines the technical file and the quality system for the manufacture, design and final inspection of the medical device. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure and confirmation of conformity with the Essential Requirements. Receipt of this CE Certificate entitles the medical device company to affix the CE mark to its medical device after preparing and signing an EC Declaration of Conformity. The assessment of the conformity for Algovita has been certified by our Notified Body, TÜV SÜD America.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the Essential Requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a medical device company must demonstrate that its device achieves its intended performance during normal conditions of use and that the known and foreseeable risks, and that any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device (e.g., product labeling and instructions for use) are supported by suitable evidence. With respect to active implantable medical devices or Class III devices, the medical device company must conduct clinical studies to obtain the required clinical data, unless reliance on existing clinical data from equivalent devices can be justified.

Algovita is subject to continued surveillance by its Notified Body, and we are required to report any serious adverse incidents related to Algovita to the appropriate authorities. We must also comply with additional requirements of individual countries in which Algovita is marketed and the requirements of certain EU Directives.

In September 2012, the European Commission published proposals for the revision of the EU regulatory framework for medical devices, which would replace the Medical Devices Directive and the AIMDD with a new regulation (the Medical Devices Regulation). If adopted, the Medical Devices Regulation is expected to enter into force in late 2015 or 2016 and become applicable three years thereafter. In its current form it would, among other things, also impose additional reporting requirements on manufacturers of high risk medical devices, impose an obligation on medical device companies to appoint a “qualified person” responsible for regulatory compliance, and provide for stricter clinical evidence requirements.

EU Data Protection Directive

We are subject to laws and regulations in non-U.S. countries covering data privacy and the protection of health-related and other personal information. EU member states and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations. For example, the EU Data Protection Directive imposes strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting. Failing to comply with these laws could lead to government enforcement actions and significant penalties against us.

Anti-Bribery Laws

The federal Foreign Corrupt Practices Act of 1997 and other similar anti-bribery laws in other jurisdictions, including the UK Bribery Act of 2010, generally prohibit companies and their intermediaries from providing money or anything of value to officials of foreign governments, foreign political parties, or international organizations with the intent to obtain or retain business or seek a business advantage. Recently, there has been a substantial increase in anti-bribery law enforcement activity by U.S. regulators, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC. Violations of United States or foreign laws or regulations could result in the imposition of substantial fines, interruptions of business, loss of supplier, vendor or other third-party relationships, termination of necessary licenses and permits, and other legal or equitable sanctions. Other internal or government investigations or legal or regulatory proceedings, including lawsuits brought by private litigants, may also follow as a consequence.

Facilities

Our corporate headquarters is located in Plano, Texas, and we have research and development facilities located in Blaine, Minnesota, Denver, Colorado, and Ann Arbor, Michigan. These facilities, with the exception of our Blaine facility which is owned by Nuvectra, are leased and consist of approximately 60,670 square feet of office and laboratory space. The lease for our Plano, Texas headquarters, which is with Greatbatch, expires in            . The leases for our Denver, Colorado and Ann Arbor, Michigan facilities expire in April 2016 and September 2020, respectively. We are currently evaluating the adequacy and suitability of these facilities in connection with our becoming an independent publicly-traded company.

Employees

As of July 3, 2015, we had 87 employees globally. We believe the success of our business will depend, in part, on our ability to attract and retain qualified personnel. We are committed to developing our employees and providing them with opportunities to contribute to our growth and success. Our employees are not subject to a collective bargaining agreement, and we believe that we have good relations with our employees.

MANAGEMENT

Our Executive Officers

The following table and biographies sets forth information, as of                     , 2015, concerning those persons that we expect will be our executive officers following the spin-off.

Name	Age	Position
Scott F. Drees	58	President, Chief Executive Officer and Director
Walter Z. Berger	60	Chief Financial Officer

Scott F. Drees will serve as President, Chief Executive Officer and as a director of Nuvectra. Prior to joining Nuvectra on a full time basis, Mr. Drees served as a consultant to Nuvectra and our subsidiaries Algostim and PelviStim since August 2009. In addition, from January 2008 to July 2015, Mr. Drees also served as President and Chief Executive Officer of Neuromodulation Ventures, LLC, which focused on incubating new neuromodulation companies. Previously in his thirty-four year career in the medical device industry, Mr. Drees served in various executive positions, including, founding division President and, later, Executive Vice President, Worldwide Sales and Marketing, at Advanced Neuromodulation Systems, Inc., or ANS, a neuromodulation company that was acquired by St. Jude Medical, Inc., or St. Jude Medical, in 2005, and also various other positions at St. Jude Medical, Boston Scientific Corporation and Johnson & Johnson’s Codman Neuro division. Mr. Drees currently serves as a director of Neuros Medical, Inc., a privately-held neuromodulation company and was a founding board member of the National Pain Foundation. Mr. Drees earned a B.S. from St. Joseph’s University in Philadelphia. Mr. Drees has been selected to serve as a director on our Board of Directors due to his in-depth knowledge of our business, extensive experience in the neuromodulation industry and role as our President and Chief Executive Officer.

Walter Z. Berger will serve as Chief Financial Officer of Nuvectra. Prior to joining Nuvectra, Mr. Berger served as Chief Financial Officer of AppDynamics Inc., a venture-backed next generation application intelligence company from October 2013 until March 2015. Prior to that, from 2012 until 2013, Mr. Berger was the Chief Financial Officer of private equity owned SoftLayer, a cloud computing company, which was acquired by IBM. From 2008 until 2012, he served as Chief Financial Officer at Leap Wireless International, Inc. Mr. Berger has also served as Executive Vice President and Chief Financial Officer for each of CBS Radio, Inc. and for Emmis Communications Corporation. From 1985 to 1999, Mr. Berger held a number of financial and operating management roles in manufacturing, services and energy fields. Mr. Berger began his career at Arthur Anderson in 1977. Mr. Berger is a Certified Public Accountant and holds a B.A. in business administration from the University of Massachusetts, Amherst.

Our Directors

Following the spin-off and Nuvectra’s conversion to a Delaware corporation, the business and affairs of Nuvectra will be managed under the direction of its Board of Directors, which is expected to consist of              directors.

Following the spin-off, our Board of Directors will be divided into three classes. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the spin-off, which we expect to hold in 2016. The directors designated as Class II directors will have terms expiring at the second annual meeting of stockholders, which we expect to hold in 2017, and the directors designated as Class III directors will have terms expiring at the third annual meeting of stockholders, which we expect to hold in 2018. Nuvectra expects that Class I will be comprised of              directors; Class II will be comprised of             directors; and Class III will be comprised of              directors. Commencing with the first annual meeting of stockholders following the spin-off, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. For more information, see “Description of Nuvectra Capital Stock – Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and By-Laws and of Delaware Law.”

The following table and biographies sets forth information, as of                     , 2015, concerning those persons that we expect will be our directors following the spin-off.

Name	Age	Title
Dr. Joseph A. Miller, Jr.	73	Director
Scott F. Drees	58	President, Chief Executive Officer and Director
Anthony P. Bihl III	59	Director

Dr. Joseph A. Miller, Jr. will serve as a director of Nuvectra. He currently serves as a director for Greatbatch and will step down from Greatbatch’s board of directors shortly before the completion of the spin-off. Dr. Miller also currently serves as a director of Lightwave Logic, Inc. and previously served as a director of Corning Incorporated. Dr. Miller retired in April 2012 as Executive Vice President and Chief Technology Officer for Corning Incorporated, a position in which he had served since 2001. Before joining Corning in 2001, he served as Senior Vice President of E.I. DuPont de Nemours from 1999 to 2001 and held various executive positions with that company prior to that time. Dr. Miller has significant research and development knowledge and experience gained through his positions at Corning and E.I. DuPont. We believe that Dr. Miller is well qualified to serve on Nuvectra’s Board of Directors due to his extensive knowledge and experience gained as a corporate executive and director of Greatbatch and other public companies, which gives him valuable insight into a number of issues important to us.

Anthony P. Bihl III will serve as a director of Nuvectra. He currently serves as a director for Greatbatch and will step down from Greatbatch’s board of directors shortly before the completion of the spin-off. Mr. Bihl has been Chief Executive Officer and a member of the Board of Managers of Bioventus, LLC, a company that develops, manufactures and sells products that promote active orthopaedic healing, since December 2013. From June 2011 through June 2012, he was Group President American Medical Systems, or AMS, a subsidiary of Endo Pharmaceuticals, or Endo. Mr. Bihl was President & Chief Executive Officer and a director of AMS from April 2008 until Endo acquired AMS in June 2011. He served as Chief Executive Officer of Siemens Medical Solutions’ Diagnostics Division from January to November 2007, and as President of the Diagnostics Division of Bayer HealthCare from 2004 through 2006. Prior to that, Mr. Bihl served in a number of operations and finance roles at Bayer HealthCare and over a 20-year career at E.I. DuPont. He is a director and chairman of the board of Spectral Medical, Inc., a Canadian company that develops products for the diagnosis and treatment of severe sepsis and septic shock, and also serves as chair of its human resources and compensation committee. Mr. Bihl is a former director of SeraCare Life Sciences Inc. We believe that Mr. Bihl is well qualified to serve on Nuvectra’s Board of Directors due to his 30 years of experience in the medical device industry, in operations, finance and general management roles.

See “Our Executive Officers” above for biographical information regarding Mr. Drees, who will serve as our President, Chief Executive Officer and as a director.

We will include the biographies of our other directors in an amendment to our registration statement on Form 10, of which this information statement forms a part.

Director Independence

Our Board of Directors is expected to formally determine the independence of its directors as defined by the NASDAQ Listing Rules in connection with the spin-off. We expect that our Board of Directors following the spin-off will be consist of              directors, of which              will be considered independent as defined by the NASDAQ Listing Rules, except for             . Our Board of Directors is expected to annually determine the independence of the directors based on a review by the directors and the Corporate Governance and Nominating Committee.

Committees of our Board of Directors

Pursuant to our by-laws, our Board of Directors will be permitted to establish committees from time to time as it deems appropriate. Effective upon the completion of the spin-off, our Board of Directors is expected to have the following standing committees: Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee.

Our Board of Directors will adopt written charters for the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. These charters will be available on our website following the spin-off.

Audit Committee

The initial members of the Audit Committee will be determined prior to the spin-off. We may rely on the transition rules provided in the NASDAQ Listing Rules related to the independence of our Audit Committee. To the extent we rely on these transition rules, all members of the Audit Committee will be independent and financially literate and have the necessary accounting or financial management experience by the date required by the transition provisions of the NASDAQ Listing Rules.

We expect that the core responsibilities of the Audit Committee will include:

•	Reviewing our annual and quarterly financial statements;

•	Overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

•	Determining and approving the engagement and remuneration of the independent auditors;

•	Reviewing our independent auditors’ qualifications, performance and independence;

•	Overseeing the performance of the internal audit and the corporate compliance functions;

•	Overseeing compliance with legal and regulatory requirements, including our code of conduct and related person transaction policy;

•	Overseeing our overall framework for internal controls over financial reporting and other internal controls and processes; and

•	Overseeing and discussing with management regarding our overall framework for risk management.

Compensation Committee

The initial members of the Compensation Committee will be determined prior to the spin-off. We may rely on the transition rules provided in the NASDAQ Listing Rules related to the independence of the members of our Compensation Committee. To the extent we rely on these transition rules, all members of the Compensation Committee will be independent by the date required by the transition provisions of the NASDAQ Listing Rules.

We expect that the core responsibilities of the Compensation Committee will include:

•	Establishing and administering our policies governing annual compensation and long-term compensation, including equity awards, such that the policies are designed to align compensation with our overall business strategy and performance;

•	Evaluating our Chief Executive Officer’s overall performance in light of relevant individual and corporate goals and, after such evaluation, setting the future objectives and compensation level of our Chief Executive Officer;

•	Determining, in consultation with our Chief Executive Officer, compensation levels and performance targets for the senior management team;

•	Overseeing:

•	our philosophy and policies with respect to executive and director compensation, fringe benefits and other compensation matters;

•	leadership development for senior management and future senior management candidates;

•	a periodic review of our long-term and emergency succession planning for our Chief Executive Officer and other key officer positions, in conjunction with our Board of Directors; and

•	Annually reviewing our compensation policies and practices for the purpose of mitigating risks arising from these policies and practices.

Corporate Governance and Nominating Committee

The initial members of the Corporate Governance and Nominating Committee will be determined prior to the spin-off. We may rely on the transition rules provided in the NASDAQ Listing Rules related to the independence of the members of our Corporate Governance and Nominating Committee. To the extent we rely on these transition rules, all members of the Corporate Governance and Nominating Committee will be independent by the date required by the transition provisions of the NASDAQ Listing Rules.

We expect that the core responsibilities of the Corporate Governance and Nominating Committee will include:

•	Overseeing the screening and recruitment of prospective Board of Director members and making recommendations to the Board of Directors regarding specific director nominees, as well as overseeing the process for nominations to the Board of Directors;

•	Overseeing corporate governance matters, including developing and recommending to the Board of Directors changes to our corporate governance policies;

•	Reviewing director independence standards and making recommendations to the Board of Directors with respect to the determination of director independence;

•	Monitoring and recommending improvements to the Board of Directors’ practices, performance and procedures, including with respect to committee structure and committee membership; and

•	Reviewing stockholder proposals and considering how to respond to them.

EXECUTIVE COMPENSATION

Overview

The following discussion relates to the compensation of our Chief Executive Officer, Scott F. Drees, and our Chief Financial Officer, Walter Z. Berger, (Messrs. Drees and Berger are collectively referred to herein as our Named Executive Officers). As Mr. Drees and Mr. Berger were each hired for their respective executive officer positions with Nuvectra during 2015, no compensation for services as an executive officer was paid to either Mr. Drees or Mr. Berger by Nuvectra or Greatbatch during the fiscal year ended January 2, 2015. However, Mr. Drees provided certain business and technology consulting services to Nuvectra during the fiscal year ended January 2, 2015. See “Certain Relationships and Related Person Transactions – Consulting Agreement” for additional information regarding this consulting arrangement.

Nuvectra Executive Compensation

Following the spin-off, we expect that compensation for Nuvectra’s Named Executive Officers will consist of a base salary, an annual cash incentive opportunity and equity incentive compensation.

In setting the compensation of our Named Executive Officers, we expect that our Compensation Committee will consider market median levels for all compensation elements in order to align with typical practices among publicly-traded medical device companies of a similar size, balanced with a consideration of executives’ responsibilities and individual experience. In addition, we expect that equity-based incentive awards that are awarded to the Named Executive Officers will be determined by our Compensation Committee in consideration of both the total equity pool reserved for initial and future equity awards to employees, as well as the percentage of total shares outstanding that is typically awarded to Named Executive Officers upon the initial public offering of publicly-traded medical device companies of a similar size.

Nuvectra Employment Arrangements

Scott F. Drees

We have entered into an employment offer letter with Mr. Drees that sets forth his initial base salary, short-term target bonus opportunity, a one-time equity award and provides that Mr. Drees’ employment is “at will” and may be terminated by either party at any time.

The base salary for Mr. Drees is $400,000. During 2015, Mr. Drees is eligible to receive an annual cash incentive pursuant to Greatbatch’s Growth Bonus Plan. The target bonus percentage for Mr. Drees is 60% of his annualized base salary for the year with the opportunity to receive up to 120% of his annualized base salary at the maximum payout level if certain specified achievement thresholds are met. For 2016 and thereafter, Mr. Drees is eligible to participate in any cash bonus plan that may be established by our Board of Directors.

After the completion of the spin-off, Mr. Drees will receive a one-time equity award from Nuvectra that will relate to a number of shares of Nuvectra common stock equal to at least two percent of the number of shares of Nuvectra common stock outstanding immediately following the completion of the spin-off. Subject to confirmation by our Board of Directors, this equity award is expected to be allocated with 25% of the total equity award granted as non-qualified stock options and 75% of the total equity award granted as restricted stock units. Both the non-qualified stock options and the restricted stock units will vest in equal annual installments over a three-year period and the vesting dates for each will coincide with the anniversary date of the grant date. It is currently intended that this one-time equity award grant will be in lieu of Mr. Drees’ participation in any equity incentive plan established by Nuvectra for the three-year period following the completion of the spin-off. The exact terms and conditions of this one-time equity award for Mr. Drees are subject to review and confirmation by our Board of Directors.

Mr. Drees’ employment offer letter provides that for a period of one year, beginning on his employment start date, if his employment is terminated by Greatbatch prior to the completion of the spin-off for reasons other than cause, he will receive a lump sum severance payment of one year’s base salary plus his current target bonus and an additional lump sum in an amount equal to the amount Greatbatch would have contributed to health, vision and dental coverage premiums during the one year period after termination, provided that he signs a general release of employment-based claims. For purposes of this provision in the employment offer letter, “cause” means (i) gross negligence or willful misconduct in the performance of duties, (ii) dishonesty to Greatbatch or (iii) the commission of a felony that results in a conviction in a court of law. After the completion of the spin-off, the employment offer letter provides that Mr. Drees will be eligible to participate in any severance program that may be established by our Board of Directors.

Walter Z. Berger

We have entered into an employment offer letter with Mr. Berger that sets forth his initial base salary, short-term target bonus opportunity, a one-time equity award and provides that Mr. Berger’s employment is “at will” and may be terminated by either party at any time.

The base salary for Mr. Berger is $350,000. Until the completion of the spin-off, Mr. Berger is eligible to receive an annual cash incentive pursuant to Greatbatch’s Growth Bonus Plan. The target bonus percentage for Mr. Berger is 50% of his annualized base salary for the year with the opportunity to receive up to 95% of his annualized base salary at the maximum payout level if certain specified achievement thresholds are met. After the completion of the spin-off, Mr. Berger is eligible to participate in any cash bonus plan that may be established by our Board of Directors.

After the completion of the spin-off, Mr. Berger will receive a one-time equity award from Nuvectra that will relate to a number of shares of Nuvectra common stock equal to at least one percent of the number of shares of Nuvectra common stock outstanding immediately following the completion of the spin-off. Subject to confirmation by our Board of Directors, this equity award is expected to be allocated with 25% of the total equity award granted as non-qualified stock options and 75% of the total equity award granted as restricted stock units. Both the non-qualified stock options and the restricted stock units will vest in equal annual installments over a three-year period and the vesting dates for each will coincide with the anniversary date of the grant date. It is currently intended that this one-time equity award grant will be in lieu of Mr. Berger’s participation in any equity incentive plan established by Nuvectra for the three-year period following the completion of the spin-off. The exact terms and conditions of this one-time equity award for Mr. Berger are subject to review and confirmation by our Board of Directors.

Mr. Berger’s employment offer letter provides that prior to August 1, 2016, if his employment is terminated by Greatbatch prior to the completion of the spin-off for reasons other than cause, he will receive (i) a lump sum severance payment in an amount equal to the sum of (A) one year’s base salary, (B) the equivalent of one year’s bonus at the target bonus percentage and (C) an amount equal to the pro-rated bonus for fiscal year 2016 that had been earned as of the date of termination, (ii) an additional lump sum in an amount equal to the amount Greatbatch would have contributed to health, vision and dental coverage premiums during the one year period after termination and (iii) if his employment is terminated as a result of a sale of Nuvectra prior to the completion of the spin-off, a special bonus in the amount of $350,000, provided that he signs a general release of employment-based claims. For purposes of this provision in the employment offer letter, “cause” means (i) gross negligence or willful misconduct in the performance of duties, (ii) dishonesty to Greatbatch or (iii) the commission of a felony that results in a conviction in a court of law. After the completion of the spin-off, the employment offer letter provides that Mr. Berger will be eligible to participate in any severance program that may be established by our Board of Directors.

Equity Plans

We anticipate establishing an equity incentive plan that will allow us to grant equity-based incentive awards to our employees, non-employee directors and consultants, including our Named Executive Officers.

Retirement Benefits

In addition to our equity incentive plan described immediately above, we expect to establish and maintain a defined contribution 401(k) plan that permits contributions by employees through salary deductions pursuant to Section 401(k) of the Code, and provides for a discretionary matching contribution from Nuvectra to eligible employees who contribute through such plan. We expect that our defined contribution 401(k) plan will have similar terms and conditions to Greatbatch’s defined contribution 401(k) plan. Our Named Executive Officers also are expected to be eligible to participate in this plan.

Nuvectra is not expected to maintain a deferred compensation plan for its executives following the spin-off.

Director Compensation

Following the spin-off, director compensation will be determined by our Board of Directors with the assistance of the committee responsible for executive compensation, which we expect to be the Compensation Committee. After consulting with its independent compensation consultants, Greatbatch’s board of directors approved an initial director compensation scheme for non-employee directors of Nuvectra. Initially, we expect to pay non-employee directors an annual cash retainer of $40,000, with the non-executive chairman receiving a supplemental annual cash retainer of $50,000. We will provide all newly elected non-employee directors an initial equity grant in the form of option to purchase shares of Nuvectra common stock with a value of $150,000. These stock options will vest in equal annual installments over a three-year period. Each fiscal year, we also expect to grant ongoing equity compensation to non-employee directors in the form of options to purchase Nuvectra shares of common stock and restricted stock units of Nuvectra, with an aggregate value of $90,000. This annual grant of equity compensation is expected to be split such that half of the value is granted in the form of options to purchase shares of Nuvectra common stock and half is granted as restricted stock units of Nuvectra. These stock options and restricted stock units will each have a one year vesting period.

The committee chairs will receive the following additional cash retainers: Audit Committee chair — $20,000; Compensation Committee chair — $15,000 and Corporate Governance and Nominating Committee chair — $10,000. Committee members, other than the chairs of each committee, will receive the following additional cash retainers: Audit Committee member — $10,000; Compensation Committee member — $7,500 and Corporate Governance and Nominating Committee member — $5,000.

We also expect that we will pay the premiums on directors’ and officers’ liability and travel accident insurance policies insuring our directors, and expect to reimburse directors for their expenses incurred in connection with attending Board of Directors or committee meetings, but will not provide board or committee meeting fees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Immediately prior to the spin-off, all of our outstanding shares of common stock will be owned beneficially and of record by Greatbatch. The following table sets forth the pro forma anticipated beneficial ownership of our common stock immediately following the spin-off date by (i) each beneficial owner of more than five percent of Greatbatch’s common stock, (ii) each of our directors, director nominees and Named Executive Officers, and (iii) all directors, director nominees and executive officers as a group, based upon information available to us concerning ownership of Greatbatch common stock on                     , 2015 (and assuming a distribution ratio of              share of Nuvectra common stock for every              share[s] of Greatbatch common stock). Unless indicated below, the mailing address of each of the Nuvectra directors and Named Executive Officers is c/o Nuvectra Corporation, 5700 Granite Parkway, Suite 960, Plano, Texas, 75024. As used in this information statement, “beneficial ownership” means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security).

Name and Address of Beneficial Owner	Shares Projected to be Beneficially Owned	Percent of Class (1)
Scott F. Drees (2)
Walter Z. Berger
Dr. Joseph A. Miller, Jr.
Anthony P. Bihl III

BlackRock, Inc. (3)
55 East 52nd Street
New York, NY 10022
Dimensional Fund Advisors LP (4)
Building One
6300 Bee Cave Road
Austin, TX 78746
The Vanguard Group, Inc. (5)
100 Vanguard Boulevard
Malvern, PA 19355
All directors, director nominees and executive officers as a group ( persons)

(1)	An asterisk indicates that the percentage of common stock projected to be beneficially owned by the named individual following the spin-off is less than 1% of total outstanding common stock.

(2)	Neuromodulation Ventures, LLC owns 5 membership units of our subsidiary PelviStim, which represent an approximate 5% ownership interest of PelviStim. In addition, Neuromodulation Ventures, LLC also owns 5 membership units of our subsidiary Algostim, which represent an approximate 5% ownership interest of Algostim. Mr. Drees is the sole member and membership interest holder of Neuromodulation Ventures, LLC. Pursuant to the operating agreements governing PelviStim and Algostim, no distributions will be made to membership unit holders of PelviStim or Algostim, as applicable, until we are reimbursed for all of the expenses incurred by PelviStim or Algostim, as applicable, that we have funded. Thereafter, any potential future distributions made by PelviStim or Algostim, as applicable, will be applied first to return the contributions made by minority partners of PelviStim or Algostim, as applicable, and then will be made pro rata based upon ownership interest percentage of PelviStim or Algostim, as applicable.

(3)

The beneficial ownership information presented for BlackRock, Inc. is derived from the Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 15, 2015. According to the filing, BlackRock, Inc. had sole voting power with respect to 2,374,335 shares of Greatbatch common stock, sole dispositive power with respect to 2,473,749 shares of Greatbatch common stock, and did not have shared voting or dispositive power as to any shares of Greatbatch common stock.

(4)	The beneficial ownership information presented for Dimensional Fund Advisors LP is derived from the Schedule 13G/A filed by Dimensional Fund Advisors LP with the SEC on February 5, 2015. According to the filing, Dimensional Fund Advisors LP had sole voting power with respect to 1,923,585 shares of Greatbatch common stock, sole dispositive power with respect to 1,991,724 shares of Greatbatch common stock, and did not have shared voting or dispositive power as to any shares of Greatbatch common stock.

(5)	The beneficial ownership information presented for The Vanguard Group, Inc. is derived from the Schedule 13G/A filed by The Vanguard Group, Inc. with the SEC on February 10, 2015. According to the filing, The Vanguard Group, Inc. had sole voting power with respect to 36,943 shares of Greatbatch common stock, sole dispositive power with respect to 1,674,760 shares of Greatbatch common stock, shared dispositive power with respect to 34,443 shares of Greatbatch common stock and did not have shared voting power as to any shares of Greatbatch common stock.

DESCRIPTION OF NUVECTRA CAPITAL STOCK

The following is a summary of the material terms of our capital stock that will be contained in our certificate of incorporation and by-laws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our certificate of incorporation or of our by-laws to be in effect as of the spin-off date and this summary is qualified in its entirety by reference to these documents. You should read the certificate of incorporation and by-laws, together with the applicable provisions of the General Corporation Law of the State of Delaware, for additional information on our capital stock as of the spin-off date. The certificate of incorporation and by-laws that will be in effect as of the spin-off date are included as exhibits to our registration statement on Form 10, of which this information statement forms a part.

General

Our authorized capital stock will consist of             shares of common stock, par value $0.001 per share, and             shares of preferred stock, par value $0.001 per share. In connection with the spin-off,             shares of common stock will be reserved for issuances of stock options, restricted stock units and other equity awards under our equity incentive plan. Based on approximately             shares of Greatbatch common stock that we expect to be outstanding on the record date, approximately             shares of Nuvectra common stock will be outstanding immediately following the spin-off, and there will be approximately             holders of record of Nuvectra common stock. Immediately following the spin-off, no shares of preferred stock will be outstanding and our Board of Directors has no present plans to issue any shares of our preferred stock.

Common Stock

The holders of Nuvectra common stock will be entitled to one vote per share of common stock held on all matters voted on by our stockholders, including the election of directors, and, subject to preferences that may be applicable to any outstanding series of preferred stock as provided in any resolution adopted by our Board of Directors, the holders of Nuvectra common stock will possess all voting power. There will be no cumulative voting rights. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. Except with respect to the election of directors, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all stockholders present in person or represented by proxy at the meeting, voting together as a single class. The election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes received, even if less than a majority, will be elected.

Subject to preferences that may be applicable to any outstanding series of preferred stock, if any, the holders of Nuvectra common stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for that purpose. For more information, see “Dividend Policy.” In the event of our liquidation, dissolution or winding up, subject to preferences that may be applicable to any outstanding series of preferred stock, if any, the holders of Nuvectra common stock would be entitled to share ratably in all assets available for distribution to stockholders after the payment of all of our debts and other liabilities.

The holders of Nuvectra common stock will have no preemptive, conversion or other subscription rights, and there will be no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of Nuvectra common stock will be subject to, and may be adversely affected by, the rights of holders of shares of any outstanding series of preferred stock, if any, that may be issued from time to time in the future.

Immediately following the spin-off, all of the outstanding shares of Nuvectra common stock will be validly issued, fully paid and non-assessable.

Preferred Stock

Our certificate of incorporation will authorize our Board of Directors, without the approval of our stockholders, to issue up to             shares of preferred stock in one or more series and to fix the designation, powers, preferences and rights of one or more series of preferred stock, any or all of which may be greater than those of the Nuvectra common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation, dissolution or winding up. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Nuvectra or other corporate action. Immediately following the spin-off, no shares of preferred stock will be outstanding, and our Board of Directors has no present plan to issue any shares of preferred stock.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and By-Laws and of Delaware Law

Our certificate of incorporation and by-laws will contain certain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares of common stock.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

For more complete information regarding these provisions, you should read our certificate of incorporation and by-laws, which are included as exhibits to our registration statement on Form 10, of which this information statement is a part.

Classified Board of Directors

Our certificate of incorporation and by-laws will provide that our Board of Directors, subject to the rights of holders of our preferred stock, will be divided into three classes as nearly equal in number as possible. Class I will initially be elected for a term expiring at the annual meeting of stockholders to be held in 2016, Class II will initially be elected for a term expiring at the annual meeting of stockholders to be held in 2017, and Class III will initially be elected for a term expiring at the annual meeting of stockholders to be held in 2018. Thereafter the directors in each class will serve for a three-year term, with each director to hold office until his or her successor is duly elected and qualified. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. This structure of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because the staggered terms, together with the removal and vacancy provisions that will be contained in our certificate of incorporation discussed below, would make it more difficult for a potential acquiror to gain control of our Board of Directors.

Number of Directors; Filling Vacancies; Removal of Directors

Our certificate of incorporation and by-laws will provide that, subject to the rights of holders of any series of outstanding preferred stock, if any, the number of directors on our Board of Directors will be fixed exclusively by the Board of Directors. Additionally, subject to the rights of holders of any series of outstanding preferred stock, if any, only our Board of Directors will be able to fill any vacancies, however occurring, including a vacancy resulting from an increase in the size of the Board of Directors.

Subject to the rights of holders of our preferred stock, our certificate of incorporation will provide that a director may only be removed from office for cause by the affirmative vote of holders of record of outstanding shares representing at least 66 2⁄3% of the voting power of all shares of capital stock then entitled to vote generally in the election of directors, voting together as a single class.

No Cumulative Voting

Delaware law provides that stockholders are denied the right to cumulate votes in the election of directors unless a company’s certificate of incorporation provides otherwise. Our certificate of incorporation will not provide for cumulative voting. Because our stockholders will not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors.

No Stockholder Action by Written Consent; Special Meetings

Our certificate of incorporation will provide that, subject to the rights of holders of any series of outstanding preferred stock, if any, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing of such stockholders. In addition, our certificate of incorporation will provide that special meetings of stockholders may be called at any time, but only by our Board of Directors pursuant to a resolution adopted by the Board of Directors, by the Chairman of our Board of Directors or by our Chief Executive Officer. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting of stockholders unless a special meeting of stockholders is called by our Board of Directors, the Chairman of our Board of Directors or our Chief Executive Officer.

Advance Notice of Stockholder Nominations and Stockholder Proposals

Our by-laws will establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of the stockholders. The business to be conducted at an annual meeting will be limited to business brought before the meeting by, or at the direction of, our Board of Directors or by a stockholder who has given timely written notice to our Corporate Secretary of that stockholder’s intention to bring such business before such meeting.

Our by-laws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election to our Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Our by-laws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company. Nothing in the bylaws will be deemed to affect any rights of stockholders to request inclusion of proposals in our proxy statement pursuant to Rule 14a-8 under the Exchange Act.

Undesignated Preferred Stock

Our certificate of incorporation will authorize our Board of Directors, without the approval of our stockholders, to issue and fix the designation, powers, preferences and rights of one or more series of preferred stock, which may be greater than those of our common stock.

The issuance of shares of our preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal or have the effect of deterring hostile takeovers or delaying changes in control or management of our company. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of Nuvectra common stockholders.

Amendment of the Certificate of Incorporation and By-laws

Our certificate of incorporation will provide that the affirmative vote of holders of record representing at least 66 2⁄3% of the voting power of all shares of capital stock then entitled to vote generally in the election of directors, voting together as a single class, is required to amend, alter, change, repeal or adopt any provision of our by-laws and certain provisions of our certificate of incorporation. Our certificate of incorporation will also provide that our Board of Directors may amend our by-laws.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Limitation of Liability and Indemnification of Our Directors and Officers

For a discussion of liability and indemnification, see “Indemnification and Limitations of Liability of Directors and Officers.”

Exclusive Forum

Our certificate of incorporation will provide that unless we consent in writing to an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Nuvectra; any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Nuvectra to Nuvectra or Nuvectra’s stockholders; any action arising pursuant to any provision of the General Corporation Law of the State of Delaware, our certificate of incorporation or our by-laws; or any action asserting a claim governed by the internal affairs doctrine.

Listing

Nuvectra’s common stock has been approved for listing on the NASDAQ Global Market under the symbol “NVTR”.

Transfer Agent

After the spin-off, Computershare will serve as the transfer agent and registrar for Nuvectra’s common stock. The transfer agent and registrar’s address is P.O. Box 30170, College Station, TX 77842-3170.

INDEMNIFICATION AND LIMITATIONS OF LIABILITY OF DIRECTORS AND OFFICERS

As permitted by Section 102 of the General Corporation Law of the State of Delaware, we will adopt provisions in our certificate of incorporation and by-laws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability will not apply to liabilities under the federal or state securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our by-laws will require us to indemnify and hold harmless each person who is, or was, or has agreed to become a director or officer of Nuvectra, and each person who is, or was, or has agreed to serve, at the request of Nuvectra, as a director, officer or another position at another corporation or enterprise, as the case may be, to the fullest extent permitted under Delaware law. Our by-laws will also provide that Nuvectra must indemnify and advance reasonable expenses to its directors and officers incurred in defending or otherwise participating in any proceeding in advance of its final disposition, subject to its receipt of an undertaking from the indemnified party as may be required under the General Corporation Law of the State of Delaware. The by-laws also will contain certain procedures and presumptions that will govern any action brought by a person granted advancement or indemnification rights through our by-laws to enforce those rights. The rights provided in our by-laws are not exclusive.

We also intend to enter into separate indemnification agreements with our directors and certain of our officers, which may be broader than the specific indemnification provisions contained in the General Corporation Law of the State of Delaware. Subject to certain exceptions, these indemnification agreements generally will require us, among other things, to indemnify our directors and those certain officers against liabilities that may arise by reason of their status or service as director or officer, as the case may be. These indemnification agreements also generally will require us to advance expenses incurred by the directors or those certain officers as a result of any proceeding against them as to which they could be indemnified. In addition, our by-laws will also permit us to secure and maintain insurance on behalf of any director, officer or agent for liability arising out of his or her actions in such capacity, regardless of whether the by-laws would permit us to indemnify such person against liability. We intend to obtain a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in certain specified circumstances.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Policies and Procedures for Review, Approval or Ratification of Related Person Transactions

Our Board of Directors is expected to adopt a written policy regarding the review, approval or ratification of transactions involving or between Nuvectra and any related persons, or in which a related person will have a direct or indirect material interest, and involves an amount in that exceeds $120,000. These transactions, which are commonly referred to as related person transactions, are required to be disclosed under the SEC’s rules. A related person is defined to include our directors, executive officers, a director nominee, a five percent stockholder or any immediate family member or entity of the foregoing persons. Transactions involving compensation for services provided to us by an employee or director are not covered by this policy.

This policy is also expected to provide that each director, director nominee and executive officer is required to promptly provide written notification of any material interest that he or she (or his or her immediate family member) has or will have in a transaction with Nuvectra. Based on a review of the transaction, a determination will be made whether the transaction constitutes a related person transaction under the SEC’s rules. As appropriate, our Audit Committee will then review the terms and substance of the transaction, using the method described below, to determine whether to ratify or approve the related person transaction. If the transaction involves a related person who is a director or an immediate family member of a director, such director may not participate in the deliberations or vote regarding such approval. The procedures are expected to provide that the Audit Committee may, in its sole discretion, refer consideration of these transactions to our full Board of Directors.

This policy is expected to provide that if a transaction has been identified as a related person transaction (including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation), our executive officers must present information regarding the related person transaction to our Audit Committee (or, if Audit Committee approval would be inappropriate, to another independent body of our Board of Directors) for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. In considering related person transactions, our Audit Committee (or other independent body of our Board of Directors) will take into account the relevant available facts and circumstances including, but not limited to, the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products and, if applicable the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated.

Agreements with Greatbatch

In connection with the spin-off, we will enter into various agreements with Greatbatch to define our ongoing relationship with Greatbatch after the spin-off. These agreements will define responsibility for obligations arising before and after the spin-off date, including, among others, obligations relating to our employees, certain transition services and taxes. The terms of each of these agreements have been, or will be, negotiated with Greatbatch while Nuvectra is still an indirect wholly-owned subsidiary of Greatbatch and thus, the transactions contemplated by these agreements will constitute related person transactions. For more information about these arrangements, see “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us.”

Consulting Agreement

In August 2009, we entered into a master consulting agreement with Decaf Consulting, Inc., or Decaf Consulting, which is a corporation owned by Scott F. Drees, who will serve as our President, Chief Executive Officer and a director on our Board of Directors. Pursuant to this consulting arrangement, Decaf Consulting provided certain business and technology consulting and leadership services for Nuvectra and our subsidiaries Algostim and PelviStim. Under the master consulting agreement, we paid consulting fees to Decaf Consulting in the amount of $300,000 per year in each of fiscal year 2014 and fiscal year 2013 and $150,000 during the six-months ended July 3, 2015. This master consulting agreement has been terminated in connection with Mr. Drees agreeing to serve as our President and Chief Executive Officer.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10, of which this information statement constitutes a part, with respect to Nuvectra common stock being received by Greatbatch stockholders in the spin-off. This information statement does not contain all of the information set forth in the registration statement or the exhibits to the registration statement. For further information with respect to us, our business and Nuvectra common stock being received by Greatbatch stockholders in the spin-off, please refer to the registration statement, including its exhibits. While we have provided a summary of the material terms of certain agreements and other documents, this summary does not describe all of the details of the agreements and other documents. Statements made in this information statement relating to any agreement or other document are not necessarily complete, and if the agreement or other document is filed as an exhibit to the registration statement, you should refer to such exhibit for a copy of the actual agreement or document.

You may review a copy of this registration statement, including its exhibits, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of this spin-off, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for review and copying at the SEC’s Public Reference Room referenced above and the website maintained by the SEC at www.sec.gov.

We intend to furnish Nuvectra stockholders with annual reports containing consolidated financial statements prepared in accordance with GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. Neither we nor Greatbatch has authorized anyone to provide you with information that is different or to make any representation not contained in this information statement. This information statement is being furnished solely to provide information to Greatbatch stockholders who will receive Nuvectra common stock in the spin-off. It is not, and it is not to be construed as, an inducement or encouragement to buy or sell any securities of Greatbatch or Nuvectra. We and Greatbatch believe that the information presented herein is accurate as of the date hereof. Changes will occur after the date of this information statement, and neither we nor Greatbatch will update the information except to the extent required in the normal course of our or Greatbatch’s respective public disclosure practices or to the extent required pursuant to federal securities laws.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Greatbatch, Inc.

Frisco, Texas

We have audited the accompanying combined balance sheets of Nuvectra (the “Company”), an entity under common control and oversight of Greatbatch, Inc. (“Greatbatch”), as of January 2, 2015 and January 3, 2014, and the related combined statements of operations and comprehensive loss, cash flows, and parent company equity for each of the two years in the period ended January 2, 2015. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of January 2, 2015 and January 3, 2014, and the results of its operations and its cash flows for each of the two years in the period ended January 2, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the combined financial statements, the accompanying combined financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from Greatbatch applicable to the Company as a whole.

/s/ Deloitte & Touche LLP

Williamsville, New York

July 30, 2015

NUVECTRA

COMBINED BALANCE SHEETS

(in thousands)

	At
	January 2, 2015	January 3, 2014
ASSETS
Current assets:
Cash and cash equivalents	$418	$1,173
Trade accounts receivable, net of allowance for doubtful accounts	651	832
Prepaid expenses and other current assets	335	396

Total current assets	1,404	2,401
Property, plant and equipment, net	4,680	4,224
Amortizing intangible assets, net	2,272	2,517
Goodwill	38,182	38,182

Total assets	$46,538	$47,324

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable and other current liabilities	$807	$522
Accrued bonuses	1,243	1,102

Total current liabilities	2,050	1,624
Other long-term liabilities	—	640

Total liabilities	2,050	2,264

Commitments and contingencies (Note 7)
Parent company equity:
Greatbatch’s net investment	145,166	124,294
Accumulated loss	(100,678)	(79,234)

Total parent company equity	44,488	45,060

Total liabilities and parent company equity	$46,538	$47,324

The accompanying notes are an integral part of these combined financial statements.

NUVECTRA

COMBINED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(in thousands)

	Year Ended
	January 2, 2015	January 3, 2014
Sales	$3,696	$3,043
Cost of sales (including related party purchases of $0.2 million in 2014 and $0.0 million in 2013)	1,769	1,231

Gross profit	1,927	1,812
Operating expenses:
Selling, general and administrative expenses	6,704	6,852
Research, development and engineering costs, net	14,984	13,311
Design verification testing	1,588	5,793
Other operating expenses (income), net	95	(63)

Total operating expenses	23,371	25,893

Loss before provision for income taxes	(21,444)	(24,081)
Provision for income taxes	—	—

Net loss	$(21,444)	$(24,081)

Comprehensive loss	$(21,444)	$(24,081)

The accompanying notes are an integral part of these combined financial statements.

NUVECTRA

COMBINED CASH FLOW STATEMENTS

(in thousands)

	Year Ended
	January 2, 2015	January 3, 2014
Cash flows from operating activities:
Net loss	$(21,444)	$(24,081)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,061	646
Stock-based compensation allocated from Greatbatch	545	305
Other non-cash gains	(840)	(199)
Changes in operating assets and liabilities:
Trade accounts receivable	181	11
Prepaid expenses and other current assets	61	(147)
Accounts payable and other current liabilities	485	(724)
Accrued bonuses	141	167

Net cash used in operating activities	(19,810)	(24,022)

Cash flows from investing activities:
Acquisition of property, plant and equipment	(1,272)	(1,811)

Net cash used in investing activities	(1,272)	(1,811)

Cash flows from financing activities:
Net funding provided by Greatbatch	20,327	26,825

Net cash provided by financing activities	20,327	26,825

Net increase (decrease) in cash and cash equivalents	(755)	992
Cash and cash equivalents, beginning of year	1,173	181

Cash and cash equivalents, end of year	$418	$1,173

The accompanying notes are an integral part of these combined financial statements.

NUVECTRA

COMBINED STATEMENTS OF PARENT COMPANY EQUITY

(in thousands)

	Greatbatch’s Net Investment	Accumulated Loss	Total Parent Company Equity
Balance, December 28, 2012	$97,164	$(55,153)	$42,011
Net loss	—	(24,081)	(24,081)
Parent allocation – stock-based compensation	305	—	305
Net funding provided by Greatbatch	26,825	—	26,825

Balance, January 3, 2014	124,294	(79,234)	45,060
Net loss	—	(21,444)	(21,444)
Parent allocation – stock-based compensation	545	—	545
Net funding provided by Greatbatch	20,327	—	20,327

Balance, January 2, 2015	$145,166	$(100,678)	$44,488

The accompanying notes are an integral part of these combined financial statements.

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background – QiG Group, LLC (“QiG”), is a medical device company formed in 2008 to develop and commercialize a neurostimulation technology platform for treatment of various disorders by stimulating tissues associated with the nervous system. QiG is a wholly owned subsidiary of Greatbatch, Inc. (“Greatbatch” or “Parent”). On July 30, 2015, Greatbatch announced that it intended to spin-off QiG and its neuromodulation medical device business from the remainder of its business through a tax-free distribution of all of the issued and outstanding shares of common stock of QiG to the stockholders of Greatbatch on a pro rata basis (the “Spin-off”). Immediately prior to completion of the Spin-off, QiG will be converted into a corporation organized under the laws of Delaware and change its name to Nuvectra Corporation (the “Company” or “Nuvectra”). Upon completion of the Spin-off, the Company will be an independent, publicly-traded company and Greatbatch will not own any shares of Nuvectra common stock. Except as otherwise indicated or unless the context otherwise requires, the information included in these Combined Financial Statements assumes the completion of the Spin-off and the transactions occurring in connection with the Spin-off.

Basis of Presentation – Nuvectra has historically operated as part of Greatbatch and not as a separate stand-alone entity. These Combined Financial Statements of Nuvectra have been prepared on a “combined” basis from the consolidated financial statements of Greatbatch to represent the financial position and performance of Nuvectra as if it had existed on a stand-alone basis in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The entity being spun-off is composed of Nuvectra and its subsidiaries: (i) Algostim, LLC (“Algostim”), (ii) PelviStim LLC (“PelviStim”), and (iii) NeuroNexus Technologies, Inc. (“NeuroNexus”), the shares of which are being transferred to the Company by Greatbatch in connection with the Spin-off.

These Combined Financial Statements include the assets and liabilities that have historically been held at Greatbatch but which were specifically identifiable or attributable to the Company or were transferred to the Company in connection with the Spin-off. All intercompany transactions and accounts within the Company have been eliminated. All transactions between the Company and Greatbatch are considered to be effectively settled in the Combined Financial Statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Cash Flow Statements as a financing activity and in the Combined Balance Sheets as Greatbatch’s Net Investment.

These Combined Financial Statements include an allocation of expenses related to certain Greatbatch corporate functions, including executive oversight, finance, legal, human resources, tax, information technology, product development, corporate procurement, and facilities. These expenses have been charged to the Company on the basis of direct usage, when identifiable, with the remainder allocated primarily on a pro rata basis of estimated hours incurred, headcount, square footage, or other measures. The Company’s management considers the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that would have been incurred if the Company was an independent publicly-traded company or of the costs the Company will incur in the future after completion of the Spin-off. Following the Spin-off, Greatbatch will continue to provide many of these services on a transitional basis for a fee. See Note 10 “Related Party Transactions” for additional information. At this time, the Company is unable to determine what its expenses would have been on a standalone basis if the company had operated as an unaffiliated entity for each period in which a statement of operations is presented.

Greatbatch maintains a number of employee benefit and stock-based compensation programs at a corporate level. Nuvectra’s employees historically participated in those programs, and as such, the Company was charged a portion of the expenses associated with these programs. However, the Combined Balance Sheets do not include any equity related to the stock-based compensation programs. Any benefit plan liabilities that

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

are the Company’s direct obligation, such as certain performance-based bonus plans, are reflected in the Combined Balance Sheets, as well as within the Company’s operating expenses. See Note 4 “Employee Benefit Plans” for further description of these plans.

Greatbatch’s Net Investment in these Combined Financial Statements represents the excess of total assets over total liabilities. Greatbatch’s Net Investment is primarily impacted by contributions from Greatbatch and net funding of Nuvectra’s expenses provided by Greatbatch. The Company has incurred significant net losses and negative cash flows from operations since inception and expects to incur additional net losses for the foreseeable future. The Company had negative cash flow from operations of $19.8 million and $24.0 million for the years ended January 2, 2015 and January 3, 2014, respectively, and an accumulated loss of $100.7 million as of January 2, 2015. Immediately prior to the completion of the Spin-off, Greatbatch will make a cash capital contribution to Nuvectra, which is expected to help fund the Company’s operations for approximately two to three years.

Nature of Operations – Nuvectra is a medical device company focused on the development and commercialization of a neurostimulation technology platform for treatment of various disorders through stimulation of tissues associated with the nervous system. The Company operates as a single reportable segment. The Algovita spinal cord stimulation (“SCS”) system (“Algovita”) is the first application of the Company’s neurostimulation technology platform and is indicated for the treatment of chronic pain of the trunk and limbs. The Company is also in the process of developing additional applications for its neurostimulation technology platform for other emerging indications such as sacral nerve stimulation (“SNS”), and deep brain stimulation (“DBS”), among others.

The Company submitted a premarket approval application for Algovita to the United States Food & Drug Administration (“FDA”) in December 2013. In April 2015, the Company announced receipt of a letter from the FDA informing it that its premarket approval application for Algovita is approvable subject to completion of an FDA inspection that finds that the manufacturing facilities, methods and controls used in the production of Algovita comply with the applicable requirements of the FDA’s Quality System Regulation. The Company expects to obtain final approval of its premarket approval application for Algovita during the second half of 2015 and to launch Algovita commercially in the United States shortly thereafter. Algovita obtained Conformité Européene (“CE”) mark approval on June 17, 2014 through its notified body, TÜV SÜD America, and has been commercially available to patients in Germany and several other European countries since the fourth quarter of 2014. Algovita is being commercialized through the Company’s subsidiary Algostim that is currently 89% owned by the Company. Minority interests in Algostim are owned by key opinion leaders and clinicians in the field of SCS. Under the operating agreement governing Algostim, the Company funds 100% of the expenses incurred by Algostim. No distributions are made to minority holders until the Company is reimbursed for these expenses. Thereafter, any potential future distributions will be made pro rata based upon ownership percentages.

The Company’s subsidiary PelviStim is focused on the commercialization of Nuvectra’s neurostimulation technology platform for SNS and is currently 89% owned by the Company. Minority interests in PelviStim are owned by key opinion leaders and clinicians in the field of SNS. Under the operating agreement governing PelviStim, the Company funds 100% of the expenses incurred by PelviStim. No distributions are made to minority holders until the Company is reimbursed for these expenses. Thereafter, any potential future distributions will be made pro rata based upon ownership percentages.

The Company’s results also include the operations of NeuroNexus, which was originally acquired by Greatbatch in February 2012 and the shares of which were transferred to Nuvectra in connection with the Spin-off. NeuroNexus offers high-value neural interface technology and devices across a wide range of functions including neuromonitoring and recording, electrical and optical stimulation, and targeted drug

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

delivery applications that complement the Company’s existing neurostimulation technology platform. The Company intends to incorporate NeuroNexus’ technologies into its neurostimulation technology platform.

Fiscal Year End – The Company utilizes a fifty-two, fifty-three week fiscal year ending on the Friday nearest December 31st. Fiscal years 2014 and 2013 ended on January 2, 2015, and January 3, 2014, respectively. Fiscal year 2014 contained fifty-two weeks while fiscal year 2013 contained fifty-three weeks.

Fair Value Measurements – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. Accounting Standards Codification (“ASC”) establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 1 valuations do not entail a significant degree of judgment.

Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market.

Level 3 – Valuation is based on unobservable inputs that are significant to the overall fair value measurement. The degree of judgment in determining fair value is greatest for Level 3 valuations.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, the type of asset/liability, whether the asset/liability is established in the marketplace, and other characteristics particular to the valuation. To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are required to reflect those that market participants would use in pricing the asset or liability at the measurement date. The carrying amounts of cash and cash equivalents, trade accounts receivable, accounts payable, and accrued bonuses approximate fair value because of the short-term nature of these items. Note 8 “Fair Value Measurements” contains additional information on assets and liabilities recorded at fair value in the Combined Financial Statements.

Cash and Cash Equivalents – Cash and Cash Equivalents consist of cash and highly liquid, short-term investments with maturities at the time of purchase of three-months or less. The carrying amount of cash and cash equivalents approximated their fair value as of January 2, 2015 and January 3, 2014 based upon the short-term nature of these instruments.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentration of credit risk consist principally of Trade Accounts Receivable owed to the Company by its customers. The Company performs on-going credit evaluations of its customers. The Company maintains cash deposits with

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

major banks, which from time to time may exceed insured limits. The Company performs on-going credit evaluations of its banks. See Note 9 “Business Segment, Geographic and Concentration Risk Information” for additional information.

Allowance for Doubtful Accounts – The Company provides credit, in the normal course of business, to its customers in the form of trade accounts receivable. Credit is extended based on evaluation of a customer’s financial condition and collateral is not required. The Company maintains an allowance for those customer receivables that it does not expect to collect. The Company accrues its estimated losses from uncollectable accounts receivable to the allowance based upon recent historical experience, the length of time the receivable has been outstanding and other specific information as it becomes available. Provisions to the allowance for doubtful accounts are charged to current operating expenses. Actual losses are charged against this allowance when incurred. The carrying amount of trade accounts receivables approximated their fair value based upon the short-term nature of these assets. The allowance for doubtful accounts was $0.06 million at the end of fiscal year 2014 and fiscal year 2013.

Property, Plant and Equipment, Net (“PP&E”) – PP&E is carried at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, as follows: buildings and building improvements 7-40 years; machinery and equipment 3-8 years; office equipment 3-10 years; and leasehold improvements over the remaining lives of the improvements or the lease term, if less. The cost of repairs and maintenance are expensed as incurred; renewals and betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation or amortization is removed from the accounts and any gain or loss is recorded in operating income or expense.

The Company is a party to various operating lease agreements for buildings, machinery, and equipment. Lease expense includes the effect of escalation clauses which are accounted for ratably over the lease term. Note 2 “Property, Plant and Equipment, Net” contains additional information on the Company’s PP&E.

Business Combinations – The Company records its business combinations under the acquisition method of accounting. Under the acquisition method of accounting, the Company allocates the purchase price of each acquisition to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. The fair value of identifiable intangible assets is based upon detailed valuations that use various assumptions made by management. Any excess of the purchase price over the fair value of net tangible and identifiable intangible assets acquired is allocated to goodwill. All direct acquisition-related costs are expensed as incurred.

In circumstances where an acquisition involves a contingent consideration arrangement, the Company recognizes a liability equal to the fair value of the contingent payments it expects to make as of the acquisition date. The Company re-measures this liability each reporting period and records changes in the fair value through Other Operating Expenses (Income), Net. Increases or decreases in the fair value of the contingent consideration liability can result from changes in discount periods and rates, as well as changes in the timing, amount of, or the likelihood of achieving the applicable contingent consideration. See Note 8 “Fair Value Measurements” for additional information on the Company’s contingent consideration.

Amortizing Intangible Assets, Net – Amortizing Intangible Assets, Net consists primarily of purchased technology and patents, and customer lists. The Company amortizes its definite-lived intangible assets over their estimated useful lives utilizing an accelerated method of amortization, which approximates the projected cash flows used to fair value those intangible assets at the time of acquisition. The amortization period for the Company’s amortizing intangible assets are as follows: purchased technology and patents 6 years; and customer lists 7 years. See Note 3 “Intangible Assets” for additional information on the Company’s amortizing intangible assets.

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NOTES TO COMBINED FINANCIAL STATEMENTS

Impairment of Long-Lived Assets – The Company assesses the impairment of definite-lived long-lived assets or asset groups when events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that are considered in deciding when to perform an impairment review include: a significant decrease in the market price of the asset or asset group; a significant change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition; a significant change in legal factors or in the business climate that could affect the value of a long-lived asset or asset group, including an action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction; a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; or a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.

Potential recoverability is measured by comparing the carrying amount of the asset or asset group to its related total future undiscounted cash flows. If the carrying value is not recoverable, the asset or asset group is considered to be impaired. Impairment is measured by comparing the asset or asset group’s carrying amount to its fair value. When it is determined that useful lives of assets are shorter than originally estimated, and no impairment is present, the rate of depreciation is accelerated in order to fully depreciate the assets over their new shorter useful lives.

Goodwill is not amortized but is periodically tested for impairment. The Company assesses goodwill for impairment on the last day of each fiscal year, or more frequently if certain events occur as described above. Goodwill is evaluated for impairment through the comparison of the fair value of the Company’s reporting unit to its carrying value. When evaluating goodwill for impairment, the Company may first perform an assessment of qualitative factors to determine if the fair value of the reporting unit is more-likely-than-not greater than its carrying amount. This qualitative assessment is referred to as a “step zero” approach. If, based on the review of the qualitative factors, the Company determines it is more-likely-than-not that the fair value of its reporting unit is greater than its carrying value, the required two-step impairment test can be bypassed. If the Company does not perform a step zero assessment or if the fair value of the reporting unit is more-likely-than-not less than its carrying value, the Company must perform a two-step impairment test, and calculate the estimated fair value of the reporting unit. If, based upon the two-step impairment test, it is determined that the fair value of its reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. Under the two-step approach, the fair value for the Company’s reporting unit is determined based on discounted cash flows and market multiples.

The Company completed its annual goodwill impairment assessment for 2014 by performing a step zero qualitative analysis. As part of this analysis, the Company evaluated factors including, but not limited to, macro-economic conditions, market and industry conditions, cost factors, the status of the development of its medical device initiatives, the status of regulatory approvals, the competitive environment, results of the last impairment test, and the operational stability and the overall financial performance of its reporting unit. After completing the analysis, the Company determined that it was more likely than not that its reporting unit’s fair value was greater than the reporting unit’s carrying value and the two-step impairment test was not necessary.

Income Taxes – For purposes of the Combined Financial Statements, the Company’s income tax expense and deferred tax balances have been prepared as if Nuvectra filed income tax returns on a stand-alone basis separate from Greatbatch. As a stand-alone entity, the Company’s deferred taxes and effective tax rate may differ significantly from those in the historical periods.

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NOTES TO COMBINED FINANCIAL STATEMENTS

The Combined Financial Statements of the Company have been prepared using the asset and liability approach in accounting for income taxes, which requires the recognition of deferred income taxes for the expected future tax consequences of net operating losses, credits, and temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

The Company accounts for uncertain tax positions using a more likely than not recognition threshold. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. These tax positions are evaluated on a quarterly basis. The Company recognizes interest expense related to uncertain tax positions as Provision for Income Taxes. Penalties, if incurred, are recognized as a component of Selling, General and Administrative Expenses. These tax positions are evaluated on a quarterly basis. See Note 6 “Income Taxes” for additional information.

Revenue Recognition – The Company recognizes revenue when it is realized or realizable and earned. This occurs when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, the buyer is obligated to pay us (i.e., not contingent on a future event), the risk of loss is transferred, there is no obligation of future performance, collectability is reasonably assured and the amount of future returns can reasonably be estimated.

Research, Development and Engineering Costs, Net (“RD&E”) – RD&E costs are expensed as incurred. The primary costs are salary and employee benefits for personnel, material costs used in development projects and subcontracting costs.

In-process research and development (“IPR&D”) represents research projects acquired in a business combination which are expected to generate cash flows but have not yet reached technological feasibility. The primary basis for determining the technological feasibility of these projects is whether or not regulatory approval has been obtained. The Company classifies IPR&D acquired in a business combination as an indefinite-lived intangible asset until the completion or abandonment of the associated projects. Upon completion, the Company would determine the useful life of the IPR&D and begin amortizing the assets to reflect their use over their remaining lives as part of Cost of Sales. Upon permanent abandonment, the remaining carrying amount of the associated IPR&D would be written-off. The Company tests the IPR&D acquired for impairment at least annually, and more frequently if events or changes in circumstances indicate that the assets may be impaired. The impairment test consists of a comparison of the fair value of the intangible assets with their carrying amount. If the carrying amount exceeds its fair value, the Company would record an impairment loss in an amount equal to the excess.

Stock-Based Compensation – The Company’s employees have historically participated in the stock-based compensation programs of Greatbatch, and as such, the Company was charged a portion of the expenses associated with these programs. However, the Combined Balance Sheets do not include any equity related to the stock-based compensation programs. The compensation costs related to stock-based awards granted to employees is based upon their estimated fair value on the grant date. Compensation cost for service-based awards is recognized ratably over the applicable vesting period. Compensation cost for nonmarket-based performance awards is reassessed each period and recognized based upon the probability that the performance targets will be achieved. Compensation cost for market-based performance awards is expensed ratably over the applicable vesting period and is recognized each period whether the performance metrics are achieved or not.

The Black-Scholes option pricing model was used to estimate the fair value of stock options granted. For service-based and nonmarket-based performance restricted stock unit awards, the fair market value of the

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

award is determined based upon the closing value of Greatbatch’s stock price on the grant date. For market-based performance restricted stock unit awards, the fair market value of the award is determined utilizing a Monte Carlo simulation model, which projects the value of Greatbatch’s stock under numerous scenarios and determines the value of the award based upon the present value of those projected outcomes.

The amount of stock-based compensation expense recognized is based on the portion of the awards that are ultimately expected to vest. Pre-vesting forfeiture estimates were estimated based upon historical data and are revised if actual forfeitures differ from those estimates. The total expense recognized over the vesting period will only be for those awards that ultimately vest, excluding market and nonmarket performance award considerations. Note 4 “Employee Benefit Plans” contains additional information on stock-based compensation.

Insurance – The Company has historically participated in Greatbatch’s various insurance programs, to insure for property and casualty risks, product liability, employee health care, workers’ compensation and other casualty losses. Many of the potential losses are covered by Greatbatch under conventional insurance programs with third-party carriers with high deductible limits. In other areas, Greatbatch is self-insured with stop-loss coverage. The Company was charged a portion of the expenses associated with these programs. See Note 10 “Related Party Transactions” for additional information.

Comprehensive Loss – The Company’s comprehensive loss as reported in the Combined Statements of Operations and Comprehensive Loss is comprised of the Company’s Net Loss.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of sales and expenses during the reporting period. Actual results could differ materially from those estimates.

Recently Issued Accounting Pronouncements – In the normal course of business, management evaluates all new accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”), Securities and Exchange Commission (“SEC”), Emerging Issues Task Force (“EITF”), or other authoritative accounting bodies to determine the potential impact these accounting pronouncements may have on the Company’s Combined Financial Statements. Based upon this review, except as noted below, management does not expect any of the recently issued accounting pronouncements, which have not already been adopted, to have a material impact on the Company’s Combined Financial Statements.

In August 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” to provide guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. ASU No. 2014-15 requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. This ASU is effective for annual periods ending after December 15, 2016, with early adoption permitted. The Company does not expect its pending adoption of ASU 2014-15 to have a material impact on its Combined Financial Statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” The core principle behind ASU No. 2014-09 is that an entity should recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for delivering goods and services. This model involves a five-step process that includes identifying the contract with the customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract and recognizing revenue when the entity satisfies the performance obligations. This ASU will supersede existing revenue recognition guidance and is effective

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

for annual reporting periods beginning after December 15, 2017, with early application not permitted. This ASU allows two methods of adoption; a full retrospective approach where historical financial information is presented in accordance with the new standard, and a modified retrospective approach where this ASU is applied to the most current period presented in the financial statements. The Company is currently assessing the financial impact of adopting the new standard and the methods of adoption; however, given the scope of the new standard, the Company is currently unable to provide a reasonable estimate regarding the financial impact or which method of adoption will be elected.

2.	PROPERTY, PLANT AND EQUIPMENT, NET

PP&E is comprised of the following (in thousands):

	At
	January 2, 2015	January 3, 2014
Manufacturing machinery and equipment	$4,957	$4,610
Information technology hardware and software	285	294
Leasehold improvements	2	13
Furniture and fixtures	113	113
Construction work in process	1,173	300

	6,530	5,330
Accumulated depreciation	(1,850)	(1,106)

Total	$4,680	$4,224

During the first quarter of 2015, Greatbatch contributed a building and certain fixed assets located in Blaine, MN to the Company for use in its operations, which had a net book value of $1.8 million as these assets were now being fully utilized by Nuvectra. Previously, these assets were shared by various Greatbatch entities and costs were allocated to each entity by Greatbatch. Additionally, during the first quarter of 2015, the Company transferred certain machinery and equipment with a net book value of $1.9 million, which previously had been used for design verification testing, to Greatbatch to utilize in the production of Algovita.

Depreciation and rent expense for PP&E were as follows (in thousands):

	Year Ended
	January 2, 2015	January 3, 2014
Depreciation expense	$816	$436
Rent expense	506	508

Minimum future estimated annual operating lease expenses as of January 2, 2015 are as follows (in thousands):

2015	$288
2016	165
2017	132
2018	132
2019	132
Thereafter	99

Total estimated operating lease expense	$948

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NOTES TO COMBINED FINANCIAL STATEMENTS

3.	INTANGIBLE ASSETS

Amortizing intangible assets are comprised of the following (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
At January 2, 2015
Technology and patents	$1,058	$(255)	$803
Customer lists	1,869	(400)	1,469

Total amortizing intangible assets	$2,927	$(655)	$2,272

At January 3, 2014
Technology and patents	$1,058	$(151)	$907
Customer lists	1,869	(259)	1,610

Total amortizing intangible assets	$2,927	$(410)	$2,517

Aggregate intangible asset amortization expense is classified as follows (in thousands):

	Year Ended
	January 2, 2015	January 3, 2014
Cost of sales	$104	$86
Selling, general and administrative expenses	141	124

Total intangible asset amortization expense	$245	$210

Estimated future intangible asset amortization expense based on the current carrying value is as follows (in thousands):

Estimated Amortization Expense
2015	$289
2016	269
2017	286
2018	298
2019	293
Thereafter	837

Total estimated amortization expense	$2,272

Greatbatch’s goodwill has resulted from multiple historical acquisitions. These acquisitions were integrated into Greatbatch including its QiG reporting unit. A portion of the assets acquired by Greatbatch giving rise to this goodwill (i.e. work force intangibles) were allocated to Nuvectra in the Spin-off. Accordingly, $38.2 million of Greatbatch’s historical Goodwill was allocated to Nuvectra based upon the relative fair value method as of December 2013. This date was chosen as this was the date QiG became a reportable segment for Greatbatch after its corporate realignment. As of January 2, 2015, no accumulated impairment loss has been recognized for goodwill. Goodwill as of January 2, 2015 and January 3, 2014 was $38.2 million, respectively.

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NOTES TO COMBINED FINANCIAL STATEMENTS

4.	EMPLOYEE BENEFIT PLANS

Defined Contribution Plans – Greatbatch sponsors a defined contribution 401(k) plan for its employees, which the Company’s employees have historically participated in. The plan provides for the deferral of employee compensation under Section 401(k) and a discretionary match. In fiscal years 2014 and 2013 this match was 35% per dollar of participant deferral, up to 6% of the total compensation for each participant. The 401(k) compensation expense recognized in these Combined Financial Statements includes all of the compensation expenses directly attributable to Nuvectra employees. Direct costs related to this defined contribution plan allocated to the Company were $145 thousand in fiscal year 2014 and $142 thousand in fiscal year 2013.

Under the terms of Greatbatch’s Growth Bonus Plan (“G2B Plan”) there is an annual discretionary defined contribution cash bonus historically awarded to employees of the Company based upon Greatbatch company-wide performance measures and individual associate performance measures that are set by Greatbatch executive management at the beginning of the year. Up to 4% of each employee’s eligible G2B Plan bonus is contributed by Greatbatch to the participant’s 401(k) plan in the form of shares of Greatbatch stock. The G2B Plan compensation expense recognized in these Combined Financial Statements includes all of the compensation expenses directly attributable to Nuvectra employees. Direct compensation costs recognized related to the G2B Plan were $1.2 million in fiscal year 2014 and $1.1 million in fiscal year 2013.

Employees of the Company have not historically participated in Greatbatch’s defined benefit plans.

Stock-Based Compensation – The Company’s employees have historically participated in the stock-based compensation programs of Greatbatch, which includes time-based stock options, and time- and performance-based restricted stock units, and typically vest over a three year period. The stock-based payment compensation expense recognized in these Combined Financial Statements includes all of the compensation expenses directly attributable to Nuvectra employees. Equity awards made by Greatbatch are settled through the issuance of shares of Greatbatch common stock. However, the Combined Balance Sheets do not include any Nuvectra equity issuances related to the stock-based compensation programs.

The components and classification of direct stock-based compensation expense allocated by Greatbatch were as follows (in thousands):

	Year Ended
	January 2, 2015	January 3, 2014
Stock options	$124	$76
Restricted stock units	421	229

Total stock-based compensation expense	$545	$305

Selling, general and administrative expenses	$373	$292
Research, development and engineering costs, net	172	13

Total stock-based compensation expense	$545	$305

Algovita Bonus Plan – Historically certain employees of Nuvectra have been eligible to participate in a performance-based bonus plan. Payments under this bonus plan are based upon the ultimate commercialization value, as defined in the bonus plan, of Algovita. The maximum potential liability of this bonus plan is $3.1 million of which $0.8 million was expensed and paid in fiscal year 2014 and $0.05 million was accrued at January 2, 2015. No amounts were expensed or accrued under this program in fiscal year 2013.

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NOTES TO COMBINED FINANCIAL STATEMENTS

Employee Health Plans – Greatbatch sponsors various health plans (medical, dental) for its employees, which the Company’s employees have historically participated in. The operating expenses recognized in these Combined Financial Statements includes expenses allocated by Greatbatch for Nuvectra employees based upon an average cost per employee utilized throughout Greatbatch. Costs allocated to Nuvectra related to these employee health plans were $0.5 million in 2014 and $0.6 million in 2013.

5.	OTHER OPERATING EXPENSES (INCOME), NET

Other Operating Expenses (Income), Net is comprised of the following (in thousands):

	Year Ended
	January 2, 2015	January 3, 2014
Cleveland facility shutdown	$860	$—
NeuroNexus integration income	(840)	(690)
NeuroNexus IPR&D write-off	—	540
Other expenses	75	87

	$95	$(63)

Cleveland Facility Shutdown – In fiscal year 2014, the Company initiated a plan to transfer the design engineering responsibilities previously performed at its Cleveland, OH facility to the Company’s facility in Blaine, MN. This initiative is expected to be completed in the first half of 2015.

Total restructuring charges expected to be incurred in connection with this initiative are between $1.4 million and $1.8 million, of which $0.9 million has been incurred as of January 2, 2015. Expenses related to this initiative include the following:

•	Severance and retention: $0.6 million – $0.7 million;

•	Asset write-offs: $0.2 million – $0.4 million; and

•	Other: $0.6 million – $0.7 million

Other costs primarily consist of costs to relocate certain equipment and personnel and the related travel expenditures. All expenses are cash expenditures, except asset write-offs.

The change in accrued liabilities during fiscal year 2014 related to the closure of the Cleveland, OH facility is as follows (in thousands):

	Severance and Retention	Asset Write-offs	Other	Total
At January 3, 2014	$—	$—	$—	$—
Restructuring charges	499	34	327	860
Write-offs	—	(34)	—	(34)
Cash payments	(124)	—	(127)	(251)

At January 2, 2015	$375	$—	$200	$575

NeuroNexus Integration Income – During fiscal years 2014 and 2013, the Company recorded income related to the change in fair value of the contingent consideration recorded in connection with the acquisition of NeuroNexus. See Note 8 “Fair Value Measurements” for additional information on the Company’s contingent consideration, which resulted in a gain of $0.8 million and $0.7 million in fiscal years 2014 and 2013, respectively.

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NOTES TO COMBINED FINANCIAL STATEMENTS

NeuroNexus IPR&D Write-off – During fiscal year 2013, the Company recorded a $0.5 million write-off of IPR&D acquired as part of the NeuroNexus acquisition as the related projects were discontinued prior to reaching technological feasibility.

6.	INCOME TAXES

QiG was initially organized as a limited liability company (“LLC”) and immediately prior to completion of the Spin-off, will be converted into a Delaware corporation and change its name to Nuvectra Corporation.

For federal income tax purposes, QiG, as a LLC with only one member (a “single member LLC”), has historically been disregarded as an entity separate from its owner. From a federal income tax perspective, there is no substantive difference between a single-member LLC, which is treated as a disregarded entity, and a division that is included in the consolidated tax return. However, for limited liability companies that are preparing “combined” financial statements to be included in a registration statement to be filed with the U.S. Securities and Exchange Commission and subject to compliance with Staff Accounting Bulletin Topic 1B, information regarding income taxes must be provided in the “combined” financial statements regardless of whether the limited liability company was historically a disregarded entity for federal income tax purposes.

In connection with the Spin-off, certain assets and activities owned by Greatbatch, but related to the Company’s business and operations, including shares of stock of NeuroNexus, a Michigan Corporation, were transferred to Nuvectra. NeuroNexus is a taxable corporation and is subject to federal, state, and local taxes based on income.

For purposes of the Combined Financial Statements, the Company’s income tax expense and deferred tax balances have been prepared as if Nuvectra filed income tax returns on a stand-alone basis and separate from Greatbatch. Going forward, as an independent publicly-traded company after the completion of the Spin-off, the Company’s deferred taxes and effective tax rate may differ significantly from those in the historical periods as a consequence of the removal of the net operating losses and federal research and development tax credits fully utilized by Greatbatch. The provision for income taxes associated with the Company was comprised of the following (in thousands):

	Year Ended
	January 2, 2015	January 3, 2014
Current tax expense	$—	$—
Deferred tax benefit	(7,933)	(9,778)
Change in valuation allowance	7,933	9,778

Total provision for income taxes	$—	$—

The provision for income taxes differs from the United States statutory rate due to the following:

	Year Ended
	January 2, 2015	January 3, 2014
Statutory rate	35.0%	35.0%
Change in valuation allowance	-35.0%	-35.0%

Effective tax rate	—	—

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

Deferred tax assets (liabilities) consist of the following (in thousands):

	At
	January 2, 2015	January 3, 2014
Net operating loss carryforwards	$36,451	$29,163
Research & development tax credits	2,700	2,153
Other	724	1,007

Gross deferred tax assets	39,875	32,323
Less valuation allowance	(38,635)	(30,702)

Net deferred tax assets	1,240	1,621

Property, plant & equipment	(340)	(621)
Intangible assets	(900)	(1,000)

Gross deferred tax liabilities	(1,240)	(1,621)

Net deferred tax liability	$—	$—

Deferred income tax assets or liabilities reflect temporary differences between amounts of assets and liabilities, including net operating loss (“NOL”) carryforwards, for financial and tax reporting. A valuation allowance is established for any deferred income tax asset for which realization is uncertain.

As of January 2, 2015, calculated on a stand-alone basis, the Company had approximately $101.3 million in federal net operating loss (“NOL”) carryforwards that could be used to offset taxable income in future periods and reduce its income taxes payable in those future periods. Many of these NOL carryforwards will expire if they are not used within certain periods. The Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income and recent financial operations, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. Judgment is used in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which such evidence can be objectively verified. In evaluating the objective evidence that historical results provide, the Company considered the past three years of combined operating results.

Based on an assessment of the available positive and negative evidence, including the historical combined operating results, the Company determined that there are uncertainties relative to its ability to utilize the net deferred income tax assets. In recognition of these uncertainties, the Company has provided a full valuation allowance on the net deferred income tax assets as of January 2, 2015 and January 3, 2014.

For purposes of the Combined Financial Statements, the Company’s income tax expense and deferred tax balances have been prepared as if Nuvectra filed income tax returns on a stand-alone basis separate from Greatbatch. Historically, the net operating losses and federal research and development tax credits generated by Nuvectra have been fully utilized by Greatbatch, which files a consolidated federal income tax return. Thus, the deferred tax assets reflected in these Combined Financial Statements will not be available to Nuvectra upon completion of the Spin-off.

The Company files annual income tax returns in the United States and various state and local jurisdictions. As of January 2, 2015, the Company maintained no reserve related to unrecognized tax benefits.

7.	COMMITMENTS AND CONTINGENCIES

Litigation – The Company is a party to various legal actions arising in the normal course of business. While the Company does not expect that the ultimate resolution of any of these pending actions will have a

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

material effect on its results of operations, financial position, or cash flows, litigation is subject to inherent uncertainties. As such, there can be no assurance that any pending legal action, which the Company currently believes to be immaterial, does not become material in the future.

Purchase Commitments – Contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company’s purchase orders are normally based on its current manufacturing needs and are fulfilled by its vendors within short time horizons. As of January 2, 2015, the total contractual obligation related to such expenditures is approximately $6.7 million and will primarily be financed by Greatbatch or cash on hand after the Spin-off.

Operating Leases – The Company is a party to various operating lease agreements. See Note 2 “Property, Plant and Equipment, Net” for information on the Company’s future lease obligations, which primarily relates to building leases.

8.	FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair value measurement standards apply to certain financial assets and liabilities that are measured at fair value on a recurring basis (each reporting period). For the Company, these financial assets and liabilities include its accrued contingent consideration. The Company does not have any nonfinancial assets or liabilities that are measured at fair value on a recurring basis.

Accrued Contingent Consideration – In circumstances where an acquisition involves a contingent consideration arrangement, the Company recognizes a liability equal to the fair value of the contingent payments it expects to make as of the acquisition date. The Company re-measures this liability each reporting period and records changes in the fair value through Other Operating Expenses (Income), Net. Increases or decreases in the fair value of the contingent consideration liability can result from changes in discount periods and rates, as well as changes in the timing, amount of, or the likelihood of achieving the applicable milestones.

The fair value of accrued contingent consideration recorded by the Company represents the estimated fair value of the contingent consideration that the Company expects to pay to the former shareholders of NeuroNexus based upon the achievement of certain financial and development-based milestones. The fair value of the contingent consideration liability was estimated by discounting to present value, the probability weighted contingent payments expected to be made utilizing a risk adjusted discount rate. During the first quarter of 2014, the financial milestone expired unachieved and as a result, was determined to have a fair value of zero. During the fourth quarter of 2014, the Company determined that the development milestone will expire unachieved, and as a result, was determined to have a fair value of zero. The Company’s accrued contingent consideration is categorized in Level 3 of the fair value hierarchy. Changes in accrued contingent consideration were as follows (in thousands):

At December 28, 2012	$1,530
Fair value adjustments	(690)

At January 3, 2014	840
Fair value adjustments	(840)

At January 2, 2015	$—

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

The recurring Level 3 fair value measurements of the Company’s contingent consideration liability as of January 3, 2014 include the following significant unobservable inputs (dollars in thousands):

Contingent Consideration Liability	Fair Value	Valuation Technique	Unobservable Inputs
Financial milestones	$200	Discounted cash flow	Discount rate	12%
			Projected year of payment	2014
			Probability weighted payment amount	$200
Development milestones	$640	Discounted cash flow	Discount rate	20%
			Projected year of payment	2016
			Probability weighted payment amount	$1,000

The following table provides information regarding assets and liabilities recorded at fair value on a recurring basis (in thousands):

	Fair Value Measurements Using
Description	At January 3, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities
Accrued contingent consideration	$840	$—	$—	$840

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Fair value standards also apply to certain assets and liabilities that are measured at fair value on a nonrecurring basis. A summary of the valuation methodologies for assets and liabilities measured on a nonrecurring basis is as follows:

Long-lived Assets – The Company reviews the carrying amount of its long-lived assets to be held and used for potential impairment whenever certain indicators are present as described in Note 1 “Summary of Significant Accounting Policies.” During fiscal year 2013, the Company wrote off the total balance of its IPR&D of $0.5 million as these projects were discontinued prior to reaching technological feasibility. This charge was recorded in Other Operating Expenses (Income), Net.

Goodwill – Goodwill recorded is not amortized but is periodically tested for impairment. The Company assesses goodwill for impairment on the last day of each fiscal year, or more frequently if certain events occur as described in Note 1 “Summary of Significant Accounting Policies.” During fiscal years 2014 and 2013, no impairment charges were recorded related to the Company’s Goodwill.

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

9.	BUSINESS SEGMENT, GEOGRAPHIC AND CONCENTRATION RISK INFORMATION

The Company operates as one reportable segment. Nuvectra is a medical device company focused on the development and commercialization of its neurostimulation technology platform for treatment of various disorders by stimulating tissues associated with the nervous system. Nuvectra’s revenue includes sales of neural interface technology, components and systems to the neuroscience and clinical markets and a limited release of Algovita in Europe. Future revenues of Nuvectra is expected to come primarily from sales of Algovita, particularly after it is launched commercially in the United States, technology licensing fees, development service fees and royalty fees. Product line sales for the Company were as follows (in thousands):

	Year Ended
	January 2, 2015	January 3, 2014
Neural interface components and systems	$3,466	$3,043
Algovita SCS system	230	—

Total sales	$3,696	$3,043

An analysis and reconciliation of the Company’s geographic information to the respective information in the Combined Financial Statements follows. Sales by geographic area are presented by allocating sales from external customers based on where the products are shipped to (in thousands):

	Year Ended
	January 2, 2015	January 3, 2014
Sales by geographic area:
United States	$1,800	$1,227
Non-Domestic locations:
Germany	489	423
United Kingdom	308	339
Rest of world	1,099	1,054

Total sales	$3,696	$3,043

All of the Company’s long-lived tangible assets are located in the United States. The Company is dependent on Greatbatch to manufacture Algovita and its components. An inability to obtain a sufficient quantity of Algovita or its components could have a material adverse impact on the Company’s business, financial condition and results of operations. See Note 10 “Related Party Transactions” for additional information regarding the Company’s relationship with Greatbatch.

10.	RELATED PARTY TRANSACTIONS

Corporate Overhead Allocations from Greatbatch – As discussed in Note 1 “Summary of Significant Accounting Policies,” the Company has historically operated as part of Greatbatch and as a result shared many overhead functions and services performed by various Greatbatch corporate departments. Costs of these departments were allocated across the Greatbatch entities that benefited from those services during the periods presented herein. The indirect costs allocated included executive oversight, finance, legal, human resources, tax, information technology, product development, corporate procurement, and facilities. These expenses have been charged to the Company on a pro rata basis based upon estimated hours incurred, headcount, square footage, or other measures. The Company considers the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that would have been incurred if the Company was an independent publicly-traded company or of the costs the Company will incur in the future after completion of the Spin-off. At this time, the Company is unable to

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

determine what its expenses would have been on a standalone basis if the company had operated as an unaffiliated entity for each period in which a statement of operations is presented.

Corporate overhead allocations from Greatbatch were classified as follows (in thousands):

	Year Ended
	January 2, 2015	January 3, 2014
Selling, general and administrative expenses	$985	$991
Research, development and engineering costs, net	2,026	1,457

	$3,011	$2,448

In connection with the Spin-off, the Company will enter into, or amend various agreements to effect the Spin-off of Nuvectra from Greatbatch and provide a framework for the Company’s relationship with Greatbatch going forward after the Spin-off. The Company and Greatbatch are entering into a separation and distribution agreement, a tax matters agreement, a transition services agreement and an employee matters agreement, which will provide for the allocation between Nuvectra and Greatbatch of assets, employees, liabilities and obligations (including PP&E, employee benefits, and tax-related assets and liabilities) attributable to the Company’s business for the period prior to, at and after the Spin-off. Additionally, the Company is a party to agreements with Greatbatch that will be amended in connection with the Spin-off, including a supply agreement and a license agreement. Immediately prior to the completion of the Spin-off, Greatbatch will make a cash capital contribution to Nuvectra, which is expected to help fund the Company’s operations for approximately two to three years.

Employee Benefit Plans – The Company’s employees have historically participated in various Greatbatch defined contribution and stock-based compensation plans. Compensation expense allocated to Nuvectra for these plans from Greatbatch were based upon the costs directly attributable to Nuvectra employees. See Note 4 “Employee Benefit Plans” for additional information.

Centralized Cash Management – Greatbatch uses a centralized approach to cash management and financing of operations. The Company has historically been a party to Greatbatch’s cash pooling arrangements with several financial institutions to maximize the availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash is provided regularly to meet the financial obligations of the Company, which results in an increase in Greatbatch’s Net Investment in the Combined Balance Sheets.

Insurance – The Company has historically participated in Greatbatch’s various insurance programs, to insure for property and casualty risks, product liability, employee health care, workers’ compensation and other casualty losses. Many of the potential losses are covered under conventional insurance programs with third-party carriers with high deductible limits. In other areas, Greatbatch is self-insured with stop-loss coverage. The Company is charged a fee from Greatbatch for these insurance programs based upon square footage, headcount or a direct charge for those policies directly attributable to Nuvectra. Total insurance charges allocated by Greatbatch were $100 thousand in fiscal year 2014 and $83 thousand in fiscal year 2013.

Debt – Greatbatch’s third-party debt and the related interest expense have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor of the debt obligation and Greatbatch’s outstanding borrowings were not directly attributable to the Company’s operations.

Supply Agreement – The Company has a supply agreement with Greatbatch pursuant to which Greatbatch manufactures Algovita and its components. Total charges incurred under this supply agreement are included in cost of sales and totaled $0.2 million in fiscal year 2014 and $0 in fiscal year 2013.

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

11.	SUBSEQUENT EVENTS

The Company evaluated subsequent events for recognition or disclosure through July 30, 2015, the date the Combined Financial Statements were available to be issued.

NUVECTRA

CONDENSED COMBINED BALANCE SHEETS – UNAUDITED

(in thousands)

	At
	July 3, 2015	January 2, 2015
ASSETS
Current assets:
Cash and cash equivalents	$1,674	$418
Trade accounts receivable, net of allowance for doubtful accounts	501	651
Prepaid expenses and other current assets	158	335

Total current assets	2,333	1,404
Property, plant and equipment, net	4,447	4,680
Amortizing intangible assets, net	2,128	2,272
Goodwill	38,182	38,182

Total assets	$47,090	$46,538

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable and other current liabilities	$565	$807
Accrued bonuses	980	1,243

Total current liabilities	1,545	2,050
Long-term liabilities	—	—

Total liabilities	1,545	2,050

Commitments and contingencies (Note 7)
Parent company equity:
Greatbatch’s net investment	157,914	145,166
Accumulated loss	(112,369)	(100,678)

Total parent company equity	45,545	44,488

Total liabilities and parent company equity	$47,090	$46,538

The accompanying notes are an integral part of these condensed combined financial statements.

NUVECTRA

CONDENSED COMBINED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS – UNAUDITED

(in thousands)

	Six-Months Ended
	July 3, 2015	July 4, 2014
Sales	$2,671	$1,551
Cost of sales (including related party purchases of $1.1 million in 2015 and $0.0 million in 2014)	1,937	765

Gross profit	734	786
Operating expenses:
Selling, general and administrative expenses	4,276	3,017
Research, development and engineering costs, net	5,882	7,566
Design verification testing	1,809	1,158
Other operating expenses (income), net	458	(538)

Total operating expenses	12,425	11,203

Loss before provision for income taxes	(11,691)	(10,417)
Provision for income taxes	—	—

Net loss	$(11,691)	$(10,417)

Comprehensive loss	$(11,691)	$(10,417)

The accompanying notes are an integral part of these condensed combined financial statements.

NUVECTRA

CONDENSED COMBINED CASH FLOW STATEMENTS – UNAUDITED

(in thousands)

	Six-Months Ended
	July 3, 2015	July 4, 2014
Cash flows from operating activities:
Net loss	$(11,691)	$(10,417)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	298	505
Stock-based compensation allocated from Greatbatch	435	216
Other non-cash losses (gains)	235	(533)
Changes in operating assets and liabilities:
Trade accounts receivable	150	74
Prepaid expenses and other current assets	177	195
Accounts payable and other current liabilities	(242)	(71)
Accrued bonuses	(263)	(213)

Net cash used in operating activities	(10,901)	(10,244)

Cash flows from investing activities:
Acquisition of property, plant and equipment	(363)	(53)

Net cash used in investing activities	(363)	(53)

Cash flows from financing activities:
Net funding provided by Greatbatch	12,520	10,239

Net cash provided by financing activities	12,520	10,239

Net increase (decrease) in cash and cash equivalents	1,256	(58)
Cash and cash equivalents, beginning of period	418	1,173

Cash and cash equivalents, end of period	$1,674	$1,115

The accompanying notes are an integral part of these condensed combined financial statements.

NUVECTRA

CONDENSED COMBINED STATEMENTS OF PARENT COMPANY EQUITY – UNAUDITED

(in thousands)

	Greatbatch’s Net Investment	Accumulated Loss	Total Parent Company Equity
Balance, January 2, 2015	$145,166	$(100,678)	$44,488
Net loss	—	(11,691)	(11,691)
Parent allocation – stock-based compensation	435	—	435
Net funding provided by Greatbatch	12,313	—	12,313

Balance, July 3, 2015	$157,914	$(112,369)	$45,545

The accompanying notes are an integral part of these condensed combined financial statements.

NUVECTRA

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS – UNAUDITED

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background – QiG Group, LLC (“QiG”), is a medical device company formed in 2008 to develop and commercialize a neurostimulation technology platform for treatment of various disorders by stimulating tissues associated with the nervous system. QiG is a wholly owned subsidiary of Greatbatch, Inc. (“Greatbatch” or “Parent”). On July 30, 2015, Greatbatch announced that it intended to spin-off QiG and its neuromodulation medical device business from the remainder of its business through a tax-free distribution of all of the issued and outstanding shares of common stock of QiG to the stockholders of Greatbatch on a pro rata basis (the “Spin-off”). Immediately prior to completion of the Spin-off, QiG will be converted into a corporation organized under the laws of Delaware and will change its name to Nuvectra Corporation (the “Company” or “Nuvectra”). Upon completion of the Spin-off, the Company will be an independent publicly-traded company and Greatbatch will not own any shares of Nuvectra common stock. Except as otherwise indicated or unless the context otherwise requires, the information included in these Condensed Combined Financial Statements assumes the completion of the Spin-off and the transactions occurring in connection with the Spin-off.

Basis of Presentation – Nuvectra has historically operated as part of Greatbatch and not as a separate stand-alone entity. These Condensed Combined Financial Statements of Nuvectra have been prepared on a “combined” basis from the consolidated financial statements of Greatbatch. The entity being spun-off is composed of Nuvectra and its subsidiaries: (i) Algostim, LLC (“Algostim”), (ii) PelviStim LLC (“PelviStim”), and (iii) NeuroNexus Technologies, Inc. (“NeuroNexus”), the shares of which are being transferred to the Company by Greatbatch in connection with the Spin-off.

The accompanying unaudited Condensed Combined Financial Statements have been prepared without an audit in accordance with accounting principles generally accepted in the United States of America for interim financial information (Accounting Standards Codification (“ASC”) 270, Interim Reporting) and Article 10 of Regulation S-X. Accordingly, they do not include all of the information necessary for a full presentation of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Operating results for interim periods are not necessarily indicative of results that may be expected for the fiscal year as a whole. In the opinion of management, the Condensed Combined Financial Statements reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the results of Nuvectra for the periods presented. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales, expenses, and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ materially from these estimates. The January 2, 2015 Condensed Combined Balance Sheet data was derived from audited Combined Financial Statements but does not include all disclosures required by GAAP. For further information, refer to the Combined Financial Statements and notes included in this information statement for the year ended January 2, 2015.

These Condensed Combined Financial Statements include the assets and liabilities that have historically been held at Greatbatch but which were specifically identifiable or attributable to the Company or were transferred to the Company in connection with the Spin-off. All intercompany transactions and accounts within the Company have been eliminated. All transactions between the Company and Greatbatch are considered to be effectively settled in the Condensed Combined Financial Statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Condensed Combined Cash Flow Statements as a financing activity and in the Condensed Combined Balance Sheet as Greatbatch’s Net Investment.

These Condensed Combined Financial Statements include an allocation of expenses related to certain Greatbatch corporate functions, including executive oversight, finance, legal, human resources, tax, information technology, product development, corporate procurement, and facilities. These expenses have

NUVECTRA

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS – UNAUDITED

been charged to the Company on the basis of direct usage, when identifiable, with the remainder allocated primarily on a pro rata basis of estimated hours incurred, headcount, square footage, or other measures. The Company’s management considers the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that would have been incurred if the Company was an independent publicly-traded company or of the costs the Company will incur in the future after completion of the Spin-off. Following the Spin-off, Greatbatch will continue to provide many of these services for us on a transitional basis for a fee. See Note 10 “Related Party Transactions” for additional information. At this time, the Company is unable to determine what its expenses would have been on a standalone basis if the company had operated as an unaffiliated entity for each period in which a statement of operations is presented.

Greatbatch maintains a number of employee benefit and stock-based compensation programs at a corporate level. Nuvectra’s employees historically participated in those programs, and as such, the Company was charged a portion of the expenses associated with these programs. However, the Condensed Combined Balance Sheets do not include any equity related to the stock-based compensation programs. Any benefit plan liabilities that are the Company’s direct obligation, such as certain performance-based bonus plans, are reflected in the Condensed Combined Balance Sheets, as well as within the Company’s operating expenses. See Note 4 “Employee Benefit Plans” for further description of these plans.

Greatbatch’s Net Investment in these Condensed Combined Financial Statements represents the excess of total assets over total liabilities. Greatbatch’s Net Investment is primarily impacted by contributions from Greatbatch and net funding of Nuvectra’s expenses provided by Greatbatch. The Company has incurred significant net losses and negative cash flows from operations since inception and expects to incur additional net losses for the foreseeable future. The Company had negative cash flow from operations of $10.9 million and $10.2 million for the six-months ended July 3, 2015 and July 4, 2014, respectively, and an accumulated loss of $112.4 million as of July 3, 2015. Immediately prior to the completion of the Spin-off, Greatbatch expects to make a cash capital contribution to Nuvectra of $75.0 million. This cash capital contribution, together with the Company’s cash on hand, is in an amount that the Company estimates will, based on the Company’s current plans and expectations, meet its cash needs for approximately two years after the completion of the spin-off. After such time, the Company expects that it will either have positive cash flow from operations or it will be able to access the equity or debt capital markets for additional funding.

The Company utilizes a fifty-two, fifty-three week fiscal year ending on the Friday nearest December 31. The first six-months of 2015 and 2014 each contained 26 weeks and ended on July 3, and July 4, respectively.

Nature of Operations – Nuvectra is a medical device company focused on the development and commercialization of a neurostimulation technology platform for treatment of various disorders through stimulation of tissues associated with the nervous system. The Company operates as a single reportable segment. The Algovita spinal cord stimulation (“SCS”) system (“Algovita”) is the first application of the Company’s neurostimulation technology platform and is indicated for the treatment of chronic pain of the trunk and limbs. The Company is also in the process of developing additional applications for its neurostimulation technology platform for other emerging indications such as sacral nerve stimulation (“SNS”), and deep brain stimulation (“DBS”), among others.

The Company submitted a premarket approval application for Algovita to the United States Food & Drug Administration (“FDA”) in December 2013. In April 2015, the Company announced receipt of a letter from the FDA informing it that its premarket approval application for Algovita is approvable subject to completion of an FDA inspection that finds that the manufacturing facilities, methods and controls used in the production of Algovita comply with the applicable requirements of the FDA’s Quality System Regulation. The Company expects to obtain final approval of its premarket approval application for Algovita during the fourth quarter of 2015 and to launch Algovita commercially in the United States shortly

NUVECTRA

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS – UNAUDITED

thereafter. Algovita obtained Conformité Européene (“CE”) mark approval on June 17, 2014 through its notified body, TÜV SÜD America, and has been commercially available to patients in Germany and several other European countries since the fourth quarter of 2014. Algovita is being commercialized through the Company’s subsidiary Algostim that is currently 89% owned by the Company. Minority interests in Algostim are owned by key opinion leaders and clinicians in the field of SCS. Under the operating agreement governing Algostim, the Company funds 100% of the expenses incurred by AlgoStim. No distributions are made to minority holders until the Company is reimbursed for these expenses. Thereafter, any potential future distributions will be made pro rata based upon ownership percentages.

The Company’s subsidiary PelviStim is focused on the commercialization of Nuvectra’s neurostimulation technology platform for SNS and is currently 89% owned by the Company. Minority interests in PelviStim are owned by key opinion leaders and clinicians in the field of SNS. Under the operating agreement governing PelviStim, the Company funds 100% of the expenses incurred by PelviStim. No distributions are made to minority holders until the Company is reimbursed for these expenses. Thereafter, any potential future distributions will be made pro rata based upon ownership percentages.

The Company’s results also include the operations of NeuroNexus, which was originally acquired by Greatbatch in February 2012 and the shares of which were transferred to Nuvectra in connection with the Spin-off. NeuroNexus offers high-value neural interface technology and devices across a wide range of functions including neuromonitoring and recording, electrical and optical stimulation, and targeted drug delivery applications that complement the Company’s existing neurostimulation technology platform. The Company intends to incorporate NeuroNexus’ technologies into its neurostimulation technology platform.

Recently Issued Accounting Pronouncements – In the normal course of business, management evaluates all new accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”), Securities and Exchange Commission (“SEC”), Emerging Issues Task Force (“EITF”), or other authoritative accounting bodies to determine the potential impact these accounting pronouncements may have on the Company’s Condensed Combined Financial Statements. Based upon this review, except as noted below, management does not expect any of the recently issued accounting pronouncements, which have not already been adopted, to have a material impact on the Company’s Condensed Combined Financial Statements.

In August 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” to provide guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. ASU No. 2014-15 requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. This ASU is effective for annual periods ending after December 15, 2016, with early adoption permitted. The Company does not expect its pending adoption of ASU 2014-15 to have a material impact on its Condensed Combined Financial Statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” The core principle behind ASU No. 2014-09 is that an entity should recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for delivering goods and services. This model involves a five-step process that includes identifying the contract with the customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract and recognizing revenue when the entity satisfies the performance obligations. This ASU allows two methods of adoption; a full retrospective approach where historical financial information is presented in accordance with the new standard, and a modified retrospective approach where this ASU is applied to the most current period presented in the financial statements. In August 2015, the FASB issued ASU No 2015-14 “Revenue from Contracts with Customers:

NUVECTRA

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS – UNAUDITED

Deferral of the Effective Date,” which deferred the effective date of ASU 2014-09 to annual reporting periods beginning after December 15, 2017, with earlier application permitted as of annual reporting periods beginning after December 15, 2016. The Company is currently assessing the financial impact of adopting ASU 2014-09 and the methods of adoption; however, given the scope of the new standard, the Company is currently unable to provide a reasonable estimate regarding the financial impact or which method of adoption will be elected.

2.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net are comprised of the following (in thousands):

	At
	July 3, 2015	January 2, 2015
Manufacturing machinery and equipment	$1,654	$4,957
Buildings and building improvements	1,545	2
Information technology hardware and software	274	285
Furniture and fixtures	143	113
Land and land improvements	390	—
Construction work in process	1,482	1,173

	5,488	6,530
Accumulated depreciation	(1,041)	(1,850)

Total	$4,447	$4,680

During the first quarter of 2015, Greatbatch contributed a building and certain fixed assets located in Blaine, MN to the Company for use in its operations, which had a net book value of $1.8 million as these assets were now being fully utilized by Nuvectra. Previously, these assets were shared by various Greatbatch entities and costs were allocated to each entity by Greatbatch. Additionally, during the six-months of 2015, the Company transferred certain machinery and equipment with a net book value of $2.0 million, which previously had been used for design verification testing, to Greatbatch to utilize in the production of Algovita. For purposes of the condensed combined cash flow statement, these transfers were treated as non-cash transactions.

Depreciation expense for property, plant and equipment and rent expense were as follows (in thousands):

	Six-Months Ended
	July 3, 2015	July 4, 2014
Depreciation expense	$154	$383
Rent expense	228	240

Minimum future estimated annual operating lease expenses as of July 3, 2015 are as follows (in thousands):

Remainder of 2015	$120
2016	174
2017	134
2018	132
2019	132
Thereafter	99

$791

NUVECTRA

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS – UNAUDITED

3.	INTANGIBLE ASSETS

Amortizing intangible assets are comprised of the following (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
At July 3, 2015
Technology and patents	$1,058	$(321)	$737
Customer lists	1,869	(478)	1,391

Total amortizing intangible assets	$2,927	$(799)	$2,128

At January 2, 2015
Technology and patents	$1,058	$(255)	$803
Customer lists	1,869	(400)	1,469

Total amortizing intangible assets	$2,927	$(655)	$2,272

Aggregate intangible asset amortization expense is classified as follows (in thousands):

	Six-Months Ended
	July 3, 2015	July 4, 2014
Cost of sales	$66	$52
SG&A	78	70

Total intangible asset amortization expense	$144	$122

Estimated future intangible asset amortization expense based on the current carrying value is as follows (in thousands):

Estimated Amortization Expense
Remainder of 2015	$145
2016	269
2017	286
2018	298
2019	293
Thereafter	837

Total estimated amortization expense	$2,128

4.	EMPLOYEE BENEFIT PLANS

Defined Contribution Plans – Under the terms of Greatbatch’s Growth Bonus Plan (“G2B Plan”) there is an annual discretionary defined contribution cash bonus awarded to employees of the Company based upon Greatbatch company-wide performance measures and individual associate performance measures that are set by Greatbatch executive management at the beginning of the year. Up to 4% of each employee’s eligible G2B Plan bonus is contributed by Greatbatch to the participant’s 401(k) plan in the form of shares of Greatbatch stock. The G2B Plan compensation expense recognized in these Condensed Combined Financial Statements includes all of the compensation expenses directly attributable to Nuvectra employees. Direct compensation costs recognized related to the G2B Plan for the first six-months of 2015 and 2014 were $0.3 million and $0.6 million, respectively.

NUVECTRA

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS – UNAUDITED

Stock-Based Compensation – The Company’s employees have historically participated in the stock-based compensation programs of Greatbatch, which includes time-based stock options, and time- and performance-based restricted stock units, and typically vest over a three year period. The stock-based payment compensation expense recognized in these Condensed Combined Financial Statements includes all of the compensation expenses directly attributable to Nuvectra employees. Equity awards made by Greatbatch are settled through the issuance of shares of Greatbatch common stock. However, the Condensed Combined Balance Sheets do not include any equity related to the stock-based compensation programs. The components and classification of direct stock-based compensation expense allocated by Greatbatch were as follows (in thousands):

	Six-Months Ended
	July 3, 2015	July 4, 2014
Stock options	$108	$52
Restricted stock units	327	164

Total stock-based compensation expense	$435	$216

Selling, general and administrative expenses	$281	$154
Research, development and engineering costs, net	154	62

Total stock-based compensation expense	$435	$216

Algovita Bonus Plan – Historically certain employees of Nuvectra have been eligible to participate in a performance-based bonus plan. Payments under this bonus plan are based upon the ultimate commercialization value, as defined in the bonus plan, of Algovita. The maximum potential liability of this bonus plan is $3.1 million of which $0.8 million was expensed and paid in 2014 and $0.6 million was accrued at July 3, 2015. Compensation costs recognized related to the Algovita Bonus Plan for the first six-months of 2015 and 2014 were $0.6 million and $0.3 million, respectively.

5.	OTHER OPERATING EXPENSES (INCOME), NET

Other Operating Expenses (Income), Net is comprised of the following (in thousands):

	Six-Months Ended
	July 3, 2015	July 4, 2014
Cleveland facility shutdown	$426	$46
NeuroNexus integration income	—	(620)
Other expenses	32	36

	$458	$(538)

Cleveland Facility Shutdown – In 2014, the Company initiated a plan to transfer the design engineering responsibilities previously performed at its Cleveland, OH facility to the Company’s facility in Blaine, MN. This initiative is expected to be completed by the end of 2015.

Total restructuring charges expected to be incurred in connection with this initiative are between $1.4 million and $1.8 million, of which $1.3 million has been incurred as of July 3, 2015. Expenses related to this initiative include the following:

•	Severance and retention: $0.6 million – $0.7 million;

•	Asset write-offs: $0.2 million – $0.4 million; and

•	Other: $0.6 million – $0.7 million

NUVECTRA

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS – UNAUDITED

Other costs primarily consist of costs to relocate certain equipment and personnel and the related travel expenditures. All expenses are cash expenditures, except asset write-offs.

The change in accrued liabilities related to the closure of the Cleveland, OH facility is as follows (in thousands):

	Severance and Retention	Asset Write-offs	Other	Total
At January 2, 2015	$375	$—	$200	$575
Restructuring charges (income)	(35)	235	226	426
Write-offs	—	(235)	—	(235)
Cash payments	(92)	—	(226)	(318)

At July 3, 2015	$248	$—	$200	$448

NeuroNexus Integration Income – During the first six-months of 2014, the Company recorded income related to the change in fair value of the contingent consideration recorded in connection with the acquisition of NeuroNexus. See Note 8 “Fair Value Measurements” for additional information on the Company’s contingent consideration, which resulted in a gain of $0.6 million in the first six-months of 2014.

6.	INCOME TAXES

The income tax provision for interim periods is determined using an estimate of the annual effective tax rate, adjusted for discrete items, if any, that are taken into account in the relevant period. Each quarter, the estimate of the annual effective tax rate is updated, and if the estimated effective tax rate changes, a cumulative adjustment is made. As of July 3, 2015, the Company maintained no reserve related to unrecognized tax benefits.

7.	COMMITMENTS AND CONTINGENCIES

Litigation – The Company is a party to various legal actions arising in the normal course of business. While the Company does not expect that the ultimate resolution of any of these pending actions will have a material effect on its results of operations, financial position, or cash flows, litigation is subject to inherent uncertainties. As such, there can be no assurance that any pending legal action, which the Company currently believes to be immaterial, does not become material in the future.

Purchase Commitments – Contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company’s purchase orders are normally based on its current manufacturing needs and are fulfilled by its vendors within short time horizons. As of July 3, 2015, the total contractual obligation related to such expenditures is approximately $6.7 million and will primarily be financed by Greatbatch or cash on hand after the Spin-off.

Operating Leases – The Company is a party to various operating lease agreements. See Note 2 “Property, Plant and Equipment, Net” for information on the Company’s future lease obligations, which primarily relates to building leases.

8.	FAIR VALUE MEASUREMENTS

The carrying amounts of cash and cash equivalents, trade accounts receivable, accounts payable, and accrued bonuses approximate fair value because of the short-term nature of these items.

NUVECTRA

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS – UNAUDITED

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of July 3, 2015, the Company does not have any financial or nonfinancial assets or liabilities that are measured at fair value on a recurring basis.

Accrued Contingent Consideration – In circumstances where an acquisition involves a contingent consideration arrangement, the Company recognizes a liability equal to the fair value of the contingent payments it expects to make as of the acquisition date. The Company re-measures this liability each reporting period and records changes in the fair value through Other Operating Expenses (Income), Net. Increases or decreases in the fair value of the contingent consideration liability can result from changes in discount periods and rates, as well as changes in the timing, amount of, or the likelihood of achieving the applicable milestones. During the first six-months of 2014, the Company recognized a $0.6 million gain related to the change in fair value of its accrued contingent consideration.

The recurring Level 3 fair value measurements of the Company’s contingent consideration liability as of July 4, 2014 include the following significant unobservable inputs (dollars in thousands):

Contingent Consideration Liability	Fair Value	Valuation Technique	Unobservable Inputs
Development milestone	$220	Discounted cash flow	Discount rate	20%
			Projected year of payment	2015
			Probability weighted payment amount	$250

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Fair value standards also apply to certain assets and liabilities that are measured at fair value on a nonrecurring basis. A summary of the valuation methodologies for assets and liabilities measured on a nonrecurring basis is as follows:

Long-lived Assets – The Company reviews the carrying amount of its long-lived assets to be held and used, other than goodwill, for potential impairment whenever certain indicators are present such as: a significant decrease in the market price of the asset or asset group; a significant change in the extent or manner in which the long-lived asset or asset group is being used or in its physical condition; a significant change in legal factors or in the business climate that could affect the value of the long-lived asset or asset group, including an action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction; a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of the long-lived asset or asset group; or a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.

Potential recoverability is measured by comparing the carrying amount of the asset or asset group to its related total future undiscounted cash flows. If the carrying value is not recoverable, the asset or asset group is considered to be impaired. Impairment is measured by comparing the asset or asset group’s carrying amount to its fair value. When it is determined that useful lives are shorter than originally estimated, and no impairment is present, the rate of depreciation is accelerated in order to fully depreciate the assets over their new shorter useful lives. During the first six-months of 2015, the Company recorded $0.2 million of impairment charges related to its long-lived assets in connection with the shut-down of its Cleveland, OH facility.

NUVECTRA

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS – UNAUDITED

Goodwill – Goodwill recorded is not amortized but is periodically tested for impairment. The Company assesses goodwill for impairment on the last day of each fiscal year, or more frequently if certain events occur as described above. Goodwill is evaluated for impairment through the comparison of the fair value of the reporting unit to its carrying value. When evaluating goodwill for impairment, the Company may first perform an assessment of qualitative factors to determine if the fair value of the reporting unit is more-likely-than-not greater than its carrying amount. This qualitative assessment is referred to as a “step zero” approach. If, based on the review of the qualitative factors, the Company determines it is more-likely-than-not that the fair value of the reporting unit is greater than its carrying value, the required two-step impairment test can be bypassed. If the Company does not perform a step zero assessment or if the fair value of the reporting unit is more-likely-than-not less than its carrying value, the Company must perform a two-step impairment test, and calculate the estimated fair value of the reporting unit. If, based upon the two-step impairment test, it is determined that the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. Under the two-step approach, fair values for reporting units are determined based on discounted cash flows and market multiples. The Company did not record any impairment charges related to goodwill during the first six-months of 2015 or 2014, respectively. See Note 3 “Intangible Assets” for additional information on the Company’s intangible assets.

9.	BUSINESS SEGMENT, GEOGRAPHIC AND CONCENTRATION RISK INFORMATION

The Company operates as one reportable segment. Nuvectra is a medical device company focused on the development and commercialization of its neurostimulation technology platform for treatment of various disorders by stimulating tissues associated with the nervous system. Nuvectra’s revenue includes sales of neural interface technology, components and systems to the neuroscience and clinical markets and a limited release of Algovita in Europe. Future revenues of Nuvectra is expected to come primarily from sales of Algovita, particularly after it is launched commercially in the United States, technology licensing fees, development service fees and royalty fees. Product line sales for the Company were as follows (in thousands):

	Six-Months Ended
	July 3, 2015	July 4, 2014
Neural interface components and systems	$1,754	$1,551
Algovita SCS system	917	—

Total sales	$2,671	$1,551

An analysis and reconciliation of the Company’s geographic information to the respective information in the Condensed Combined Financial Statements follows. Sales by geographic area are presented by allocating sales from external customers based on where the products are shipped to (in thousands):

	Six-Months Ended
	July 3, 2015	July 4, 2014
Sales by geographic area:
United States	$821	$822
Non-Domestic locations:
Germany	1,062	93
Rest of world	788	636

Total sales	$2,671	$1,551

NUVECTRA

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS – UNAUDITED

All of the Company’s long-lived tangible assets are located in the United States. The Company is dependent on Greatbatch to manufacture Algovita and its components. An inability to obtain a sufficient quantity of Algovita or its components could have a material adverse impact on the Company’s business, financial condition and results of operations. See Note 10 “Related Party Transactions” for additional information regarding the Company’s relationship with Greatbatch.

10.	RELATED PARTY TRANSACTIONS

Corporate Overhead Allocations from Greatbatch – As discussed in Note 1 “Summary of Significant Accounting Policies,” the Company has historically operated as part of Greatbatch and as a result shared many overhead functions and services performed by various Greatbatch corporate departments. Costs of these departments were allocated across the Greatbatch entities that benefited from those services during the periods presented herein. The indirect costs allocated included executive oversight, finance, legal, human resources, tax, information technology, product development, corporate procurement, and facilities. These expenses have been charged to the Company on a pro rata basis based upon estimated hours incurred, headcount, square footage, or other measures. The Company considers the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that would have been incurred if the Company was an independent publicly-traded company or of the costs the Company will incur in the future after completion of the Spin-off. At this time, the Company is unable to determine what its expenses would have been on a standalone basis if the company had operated as an unaffiliated entity for each period in which a statement of operations is presented.

Corporate overhead allocations from Greatbatch were classified as follows (in thousands):

	Six-Months Ended
	July 3, 2015	July 4, 2014
Selling, general and administrative expenses	$517	$486
Research, development and engineering costs, net	890	1,013

	$1,407	$1,499

In connection with the Spin-off, the Company will enter into, or amend various agreements to effect the Spin-off of Nuvectra from Greatbatch and provide a framework for the Company’s relationship with Greatbatch going forward after the Spin-off. The Company and Greatbatch are entering into a separation and distribution agreement, a tax matters agreement, a transition services agreement and an employee matters agreement, which will provide for the allocation between Nuvectra and Greatbatch of assets, employees, liabilities and obligations (including PP&E, employee benefits, and tax-related assets and liabilities) attributable to the Company’s business for the period prior to, at and after the Spin-off. Algostim will also enter into a supply agreement with Greatbatch in connection with the Spin-off and the Company will enter into an agreement providing Greatbatch with the exclusive right to supply the Company with any future neurostimulation products it seeks to commercialize. Additionally, the Company is a party to a license agreement with Greatbatch that will be amended in connection with the Spin-off. Immediately prior to the completion of the Spin-off, Greatbatch expects to make a cash capital contribution to Nuvectra of $75.0 million. This cash capital contribution, together with the Company’s cash on hand, is in an amount that the Company estimates will, based on its current plans and expectations, meet its cash needs for approximately two years after the completion of the spin-off. After such time, the Company expects that it will either have positive cash flow from operations or it will be able to access the equity or debt capital markets for additional funding.

NUVECTRA

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS – UNAUDITED

Employee Benefit Plans – The Company’s employees have historically participated in various Greatbatch defined contribution and stock-based compensation plans. Compensation expense allocated to Nuvectra for these plans from Greatbatch were based upon the costs directly attributable to Nuvectra employees. See Note 4 “Employee Benefit Plans” for additional information.

Centralized Cash Management – Greatbatch uses a centralized approach to cash management and financing of operations. The Company has historically been a party to Greatbatch’s cash pooling arrangements with several financial institutions to maximize the availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash is provided regularly to meet the financial obligations of the Company, which results in an increase in Greatbatch’s Net Investment in the Condensed Combined Balance Sheets.

Debt – Greatbatch’s third-party debt and the related interest expense have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor of the debt obligation and Greatbatch’s outstanding borrowings were not directly attributable to the Company’s operations.

Supply Agreement – The Company has a supply agreement with Greatbatch pursuant to which Greatbatch manufactures Algovita and its components. Total charges incurred under this supply agreement are included in cost of sales and totaled $1.1 million for the first six-months of 2015 and $0.0 million for the first six-months of 2014.

11.	SUBSEQUENT EVENTS

The Company evaluated subsequent events for recognition or disclosure through October 16, 2015, the date the Condensed Combined Financial Statements were available to be issued.